REPORT

ON

REVISED ESTIMATES OF MINERAL RESOURCES

FERGUSON LAKE NICKEL-COPPER-COBALT-PGE PROPERTY

Ferguson Lake Area
Kivalliq Region
Nunavut Territory

NTS: 65I/9,10,11,13,14,15; 65O/1; 65P/3,4
Latitude: $62^0\,30'$ – $63^0\,15'$ North
Longitude: $96^0\,00'$ – $98^0\,15545est$

Prepared For:

STARFIELD RESOURCES INC.

By:

N.C. CARTER, Ph.D. P.Eng.
May 15, 2006

TABLE OF CONTENTS

Page

List of Figures

Following Page

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

SUMMARY

The Ferguson Lake nickel-copper property, situated west of Rankin Inlet in the Kivalliq Region of southern Nunavut Territory, consists of 540 mineral claims comprising an area of 545647 hectares.

Nickel, copper, cobalt and platinum group elements mineralization are spatially related to east- to east-northeast-trending, moderately north-dipping, gabbro units which are conformable with enclosing Archean amphibolites and quartz-biotite-hornblende gneisses. The gabbro host rocks are thought to be metamorphosed mafic-ultramafic intrusions. The gabbros are persistent along strike; the principal sulphide-bearing gabbro unit in the southern property area has been traced in bedrock exposures and by diamond drilling over a strike length of more than 12 kilometres.

Sulphide minerals within and marginal to the gabbro unit include pyrrhotite, pyrite and chalcopyrite. These occur as massive pods and lenses, sulphide matrix breccias, net-textured sulphides and fracture-fillings. Magnetite blebs are also an important constituent. The sulphide-rich zones are marked by prominent gossans which are up to 25 metres wide and several hundred metres in length.

Previous work within the area of the present property includes more than 30000 metres of diamond drilling completed by a subsidiary of Inco in the early 1950's. Most of this drilling was directed to three contiguous mineralized zones along the known strike length of the principal gabbro unit. Two of the mineralized zones are exposed east (East Zone) and west (West Zone) of Ferguson Lake; an intervening Central zone underlies the lake. Initial West Zone drilling identified a resource of 6.4 million tonnes grading 0.87% copper and 0.75% nickel which was open to depth and along strike. Previous drilling also intersected copper-nickel mineralization in the central and East Zones and in one subparallel gabbro unit south of East Zone.

Exploration programs undertaken between 1999 and 2002 by Starfield Resources Inc. include airborne, surface and borehole geophysical, geological studies, prospecting and more than 108,000 metres of diamond drilling in 250 holes.

Exploration work between 2002 and 2005 has focused on West and 119 Zones and has included 67600 metres of diamond drilling in 143 drill holes. The drilling included seven wedge cuts off a deep hole in the western part of West Zone and two in the 119 Extension Zone. Definition drilling of a near surface resource in the eastern part of West Zone, referred to as the "Pit Area", involved the drilling of 91 shallow inclined holes which identified Indicated Mineral Resource for this part of the zone. A number of these holes also intersected low-sulphide palladium and platinum mineralization in footwall gabbros some 50 metres below the massive sulphide horizon. Some locally high, but erratic, palladium and platinum grades were found to occur within a broader zone containing lower palladium values which extends over a strike length of more than 160 metres.

Drilling undertaken several hundred metres west of the known limits of West Zone to test coincident UTEM and magnetic anomalies at depth in 2002 resulted in the discovery of the 119 Zone. An additional two holes were drilled in this area in 2005.

Work to date at the Ferguson Lake project has identified four areas with Inferred Mineral Resources and one area with an Indicated Mineral Resource, all associated with semi-massive and massive sulphides within and marginal to the principal host gabbro unit. At various cutoff grades, these include:

Indicated Mineral Resource – West Zone "Pit Area"

Cutoff Grade	Tonnes (millions)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
1.0% Cu+Ni	8.7	0.93	0.67	0.080	1.47	0.21
1.5% Cu+Ni	5.8	1.02	0.75	0.086	1.57	0.23
2.0% Cu+Ni	2.3	1.31	0.98	0.118	2.22	0.28

Inferred Mineral Resources

Mineral Zone	Cutoff Grade	Tonnes (millions)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
West Zone	1.0% Cu+Ni	53.2	0.98	0.56	0.067	1.39	0.25
	1.5% Cu+Ni	29.0	1.23	0.71	0.084	1.79	0.32
	2.0% Cu+Ni	15.5	1.44	0.80	0.093	2.02	0.38
119 Zone	1.5% Cu+Ni	7.6	1.33	0.72	0.086	2.01	0.33
	2.0% Cu+Ni	4.0	1.62	0.78	0.089	2.20	0.40
	2.5% Cu+Ni	2.0	1.94	0.76	0.088	2.23	0.45
East Zone I	1.0% Cu+Ni	3.7	1.01	0.75	N/A	1.01	0.17
	1.5% Cu+Ni	2.4	1.18	0.87	N/A	1.10	0.18
	2.0% Cu+Ni	1.3	1.41	0.93	N/A	1.18	0.20
East Zone II	1.0% Cu+Ni	1.6	0.93	0.80	N/A	1.03	0.17
	1.5% Cu+Ni	1.0	1.21	0.96	N/A	1.28	0.22
	2.0% Cu+Ni	0.7	1.33	1.07	N/A	N/A	N/A

More than 80% of the inferred mineral resource identified to date is present in West Zone. Both West Zone and 119 Zone, now interpreted as being the western continuation of West Zone, remain open along strike and to depth. Neither the indicated or inferred mineral resources have yet demonstrated economic viability.

Metallurgical test work to date on samples of massive sulphides from West Zone and 119 Zone indicates the potential for reasonably good recoveries of most metals utilizing a variety of methods, all of which warrant additional investigation. Previous test work on low-sulphide palladium and platinum mineralization in the eastern part of West Zone indicates that this style of mineralization may be amenable to dense media separation.

More detailed metallurgical test work is recommended as part of a 2006 program, the bulk of which is recommended to include definition drilling of West, 119 and East Zone II to augment currently identified indicated mineral resources.

The recommended 2006 program is estimated to cost $7,617,500.00.

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist


100°W
90°W
N
Repulse Bay
NUNAVUT
Baker Lake
N. W. T.
Chesterfield Inlet
Rankin Inlet
Ferguson Lake Property
Whale Cove
Arviat
Hudson
60°N
60°N
Bay
SASKATCHEWAN
MANITOBA
Thompson
ONTARIO
Kilometres
0
125
250
500
Flin Flon
100°W
90°W

Figure 1 - Ferguson Lake Property Location

INTRODUCTION and TERMS OF REFERENCE

Starfield Resources Inc. owns a 100% undivided interest in the 545647 hectares Ferguson Lake nickel-copper-cobalt-PGE property situated west of Rankin Inlet in Nunavut Territory.

Since entering into an option agreement in early 1999, the Company has undertaken a number of exploratory programs which have included geological mapping, prospecting, surface and airborne geophysical surveys and more than 100000 metres of diamond drilling. Results of programs completed through 2002 are contained in seven previous reports prepared by the author (Carter, 1999a,b, 2000a,b, 2001a,b, 2002 and 2003).

The writer has been retained by Starfield Resources Inc. for the past several years for the purpose of reviewing various aspects of the exploratory programs and related investigative studies. The results obtained from various diamond drilling campaigns have been the principal focus of the writer's work and these have been used to revise previous estimates of mineral resources.

This report is intended to provide a summary overview of the project with particular emphasis on revised resource estimates. The report has been prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 for the purpose of providing documentation in support of any necessary filings with the TSX Venture Exchange and other regulatory agencies as required.

Much of the background information contained in this and the writer's earlier reports is based on a review of published and available unpublished information relating to the property's geological setting, nature and style of mineralization, and results of previous exploratory work. Available information includes drill logs with assay results pertaining to extensive diamond drilling completed at Ferguson Lake by International Nickel Company Limited (Inco) in the early to mid-1950s. References to various sources of information and to the writer's previous reports are listed in the appropriate section of this report.

Personal examinations of the Ferguson Lake property were undertaken by the writer September 13,1997, May 24-26 and August 21-25,1999, July 6-8, 2001 and several days in late November and early December of 2002. The writer intends to revisit the property at an opportune time in 2006. On-site supervision of exploratory programs at Ferguson Lake over the past several years has been the responsibility of John Nicholson, P.Geo. , assisted by Brian Game, P.Geo, and Michael Moore, P.Geo, all of whom may be termed "qualified persons".

The writer, the "qualified person" for purposes of this report, has kept abreast of the various exploratory programs undertaken between 2003 and 2005 and has provided assistance in the interpretation of drilling results and has been solely responsible for the preparation of resource estimates. Diagrams used for illustration purposes in this report, initially prepared by Starfield Resources Inc., have been partially modified by the writer.

Units of measure in this report are metric; monetary amounts referred to are expressed in Canadian dollars unless otherwise stated.

PROPERTY DESCRIPTION AND LOCATION

The Ferguson Lake property consists of 540 mineral claims covering an area of 545647 hectares (1,318,829 acres) in the Kivalliq region of southern Nunavut Territory some 240 kilometres (km) west of Rankin Inlet and 160 kilometres south-southwest of Baker Lake (Figure 1). Ferguson Lake, central to the large property area, is midway between Yathkyed and Kaminuriak Lakes (Figure 3). The property currently measures 125 kilometres in an east direction and approximately 80 kilometres north-south.

As indicated on Figure 2, all of the mineral claims are contiguous and extend east, west, south and northwest of Ferguson Lake between latitudes 62° 30' and 63° 15' North and longitudes 96° 00' and 98° 15' West in NTS map-areas 65I/9-11, 13-15, 65O/1 and 65P/3 and 4 (UTM coordinates 6933000 – 7017600N, 525000 – 650000E – Zone 14).

Parts of the current property were initially located in 1997 by way of one Prospecting Permit covering the northwest quarter of NTS map-area and three contiguous mineral claims. Additional mineral claims were located in 1998 and 1999 to cover the area of the Prospecting Permit which expired February 1, 2000. A number of these claims were allowed to lapse following detailed prospecting in 2001. The mineral claims acquired by Starfield prior to 2003 included the area of a Mining Lease previously held by Canadian Nickel Company, Ltd., a subsidiary of Inco Ltd.

Most of the mineral claims comprising the expanded property area were located between January and November of 2005. Details of the current mineral claims are listed in Appendix I.

Mineral claims in Nunavut are valid for two years from the recording date and may be renewed for an additional year by completing representation (assessment) work in the amount of $4.00/acre within the initial two-year period. Annual work in the amount of $2.00/acre is required to renew the claims beyond the third year. Representation work for the various mineral claims has been routinely filed on an annual basis since 1999.

Land use permits, enabling exploration work to be conducted over the entire property area have been issued or renewed by the Kivalliq Inuit Association for parts of the property covering Inuit owned lands and by Indian and Northern Affairs Canada for Crown lands. Detailed environmental studies, conducted by Rescan Environmental Services Ltd. on behalf of Starfield, have been ongoing since 1999.

The majority of exploration work completed since 1999 has been directed to several mineral zones east and west of Ferguson Lake in the central property area (Figures 2 and 3).

Starfield Resources Inc. entered into an option agreement in February, 1999 to purchase a 100% interest in the mineral claims comprising the Ferguson Lake property from the Ferguson Lake Syndicate in exchange for an initial cash payment, the issuance of common shares and scheduled work commitments. The issuance of additional common shares to the Ferguson Lake Syndicate was based on incurred exploration expenditures. Starfield's current 100% earned interest in the property is subject to a 3% net smelter royalty (NSR) on potential future mineral production, a 3% gross overriding royalty on any diamond production and a $25,000 annual advance royalty payment. Starfield Resources Inc. has the right to purchase 1% of the NSR for $1 million for a period of 180 days following receipt of a positive feasibility study recommending commercial production.

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Figure 2 - Ferguson Lake Property - Mineral Claims

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE and PHYSIOGRAPHY

The Yathkyed - Ferguson - Kaminuriak Lakes area is one of low relief, featuring numerous smaller lakes and a few large river systems, notably Kazan and Ferguson Rivers (Figure 3).

Yathkyed and Ferguson Lakes are 141 and 114 metres above sea level respectively and maximum elevations in the general area range from 200 to 275 metres. Elevations within the current property area average less than 200 metres and range from slightly less than 100 metres at the property eastern boundary to 290 metres north of Yathkyed Lake (Figure 3). The orientation of Ferguson and a number of smaller lakes reflects the dominant southeasterly glacial direction. Bedrock is fairly well exposed on numerous low hills and ridges; in lower areas bedrock may be obscured by between 6 and 25 metres of glacial debris, mainly till.

The terrain is typical of the barren grounds; tree line is 150 km south of Ferguson Lake and vegetation consists principally of moss, lichen, dwarf birch and Labrador tea. Wildlife includes caribou, Arctic foxes, muskox and barren ground grizzly bears.

Access to the property is by air from Rankin Inlet or Baker Lake, both of which has scheduled airline service and offer a number of facilities. A +1 kilometre dirt airstrip on the large island in central Ferguson Lake (Figure 5) is capable of handling wheel equipped aircraft; this airstrip is adjacent to a fishing lodge which has been modified and expanded over the past several years to accommodate exploration personnel. A new camp and airstrip near the western shore of Ferguson Lake (Figure 5) will be constructed in 2006

Limited supplies and services are available in Rankin Inlet and Baker Lake. The staging points for recent programs have been Thompson, Manitoba, 765 air kilometres south of Ferguson Lake (Figure 1), and Yellowknife, Northwest Territories, 900 air kilometres west. Both of these communities, with populations of about 15,000, are accessible by highway, have scheduled airline service and are major supply centres. Previous and current programs involved freighting supplies, equipment and fuel by larger aircraft to an ice airstrip established on Ferguson Lake and fuel and other supplies have also been transported to the property by winter cat train from Churchill, Manitoba.

Communications in this remote area are excellent, made possible by satellite which provides for telephone and high speed internet connections.

A subarctic climate is characterized by long winters (October through April) with mean temperatures of -30 degrees C; a short summer season with mean temperatures in the 15 degrees C range extends from July through mid-September. Mineral exploration work is most conveniently carried out during the summer months and between March and May when geophysical surveys and diamond drilling can make use of ice-covered lakes. A bulldozer was used for drill moves in April and May and a helicopter based on site transported crews and moved the drills as required between June and November. (Nunavut permitting requirements stipulate the use of helicopters for drill moves during the non-winter months).

There is little or no infrastructure in this remote part of Canada other than abundant water supplies. The Nunavut government has been studying the possibility of extending a road into the territory from northern Manitoba; a potential route would likely pass close to Ferguson Lake. Diesel generated electrical power has been used for past mining operations in the general area including Cullaton Lake which is 200 kilometres south of Ferguson Lake.



Figure 3 - Ferguson Lake Property Location

HISTORY

Canadian Nickel Company Ltd.(Canico), the then exploration arm of Inco Ltd., discovered copper-nickel mineralization at Ferguson Lake in 1950 (McGill,1955). A 3000 square kilometre concession was granted in late 1950 and work over the ensuing five years included construction of a 90 person all-season camp, airborne and surface geophysics, geological mapping and 37576 metres of diamond drilling.

Nearly three-quarters of the total drilling (27732 metres) was directed to mineralized zones east and west of Ferguson Lake and the intervening area beneath the lake (East Zone, West Zone and Central or lake Zone). The remainder of the drilling tested other targets within and outside the original concession area. Standard drilling techniques recovered EX-size (2.23 centimetre diameter) core.

A 10 ton bulk sample, extracted from West Zone in 1953, was transported to Copper Cliff, Ontario for mill testing.

A central 200 claims area (4180 hectares) of the original concession was taken mining lease in 1957; this was subsequently reduced by 50% in 1978.

Esso Minerals Canada optioned the property from Inco in 1980 and extracted a 9 tonnes bulk sample, apparently to test the sulphur content for some metallurgical application for uranium mineralization being investigated at that time by Esso elsewhere in the District of Keewatin (Cameron,1987).

Homestake Mineral Development Company was aware of platinum and palladium values in the area of Ferguson Lake in 1981 (Cameron,1987) and acquired claims and prospecting permits around the existing Inco mining lease in 1986. A comprehensive program in 1987 consisted of reconnaissance geological mapping and , with Inco's permission, the collection of 339 rock and 266 soil samples mainly from the known East and West mineral zones. Details of most of the work undertaken by Homestake are available in a DIAND assessment report authored by G.H. Cameron.

Homestake's mineral claims in the area subsequently lapsed and the Inco mining lease expired June 17, 1992. A Prospecting Permit covering part of the area of the original Inco property was issued in early February, 1997 and the FERG 1-3 mineral claims were located in mid-September of the same year. Ten rock and four soil samples were collected from East and West Zones and from one of the other known mineralized zones at that time (Carter, 1998a).

A 1998 field program, carried out on behalf of the Ferguson Lake Syndicate between mid-August and early September,1998, included re-establishment of survey control at several points along the 1950's Inco baseline, prospecting, and the collection and analyses of rock samples from the East, West and several other mineralized zones (Carter,1998b).

Starfield Resources Inc. entered into an agreement with the Ferguson Lake Syndicate in February of 1999 and undertook a two-phase exploratory program in the spring and summer of the same year (Carter, 1999a,b). Work completed included establishment of 170 km of survey grid off an east-west baseline with north-south crosslines at 200 metres spacings, airborne and surface geophysical surveys, detailed geological mapping, prospecting and surface sampling, preliminary environmental baseline studies and 3918.5 metres of diamond drilling in nineteen holes.

Exploratory programs in 2000, undertaken between April and early December, consisted of expanded geophysical surveys (UTEM and magnetics) over 170 km of grid and the testing of six mineralized zones (Figure 5) by 15600 metres of diamond drilling in 49 holes (Carter, 2000b; 2001a).

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

The 2001 program was designed to confirm and expand upon results obtained from drilling on West Zone in late 2000. Several holes from this program, which tested the zone to depth, returned markedly higher copper-nickel grades accompanied by enhanced concentrations of cobalt and platinum group elements (PGE's - palladium and lesser platinum). The initial objective of the 2001 program was to explore this higher grade zone to depth and along strike and to further test the strong UTEM conductor which indicates continuity of West Zone to depth and along strike for a considerable distance to the west. Drilling consisted of 28 inclined holes for a total 18570 metres. Further interpretation of UTEM geophysical data for M Zone, east of Ferguson Lake, suggested that the previous drill holes may have been too shallow to properly test this zone. An additional five holes (1871 metres) were completed on this zone and four holes (635 metres) were drilled to test a UTEM conductor immediately east of the East Zone II resource area (Figure 5). Total diamond drilling completed between April and October of 2001 amounted to 21076 metres in 37 holes. Prospecting and bedrock sampling was also undertaken to further assess a number of additional prospective areas within the large Ferguson Lake claim block between July and September of 2001 and additional sampling of a number of West Zone drill holes was undertaken in October and early November to further investigate the potential for higher grades of palladium and platinum which had been encountered in the last two holes (FL-101, -104) completed on West Zone (Carter, 2002).

2002 work, consisting mainly of diamond drilling, was directed entirely to West Zone and its western extension (Figure 5). The program on West Zone proper consisted of 10952 metres of drilling and included five wedge holes off hole FL01-101, an additional deep hole on section 64+00W and definition drilling (39 inclined holes) in the eastern part of the zone. The initial objective of this definition drilling was to further define near surface sulphide resources over a 1000 metres section of the eastern part of West Zone ("Pit Area") where an inferred resource with combined copper+nickel grades greater than 1.5% was initially explored by a number of shallow Inco holes completed in the early 1950s at 60 metres intervals along north-south section lines 122 metres apart. The 2002 drilling, on section lines midway between the original sections or at 60 metres spacings, was intended to provide detailed information regarding the down-dip and lateral continuity of the north-dipping sulphide horizon(s) plus confirmation of original copper and nickel grades and a more precise assessment of platinum group element and cobalt grades (original Inco results included only limited precious metals grades and no cobalt analyses). Further, the program would also provide ample material for anticipated metallurgical test work.

In addition to better defining the sulphide zone, this 8557 metres drilling program was also successful in identifying a unique style of low-sulphide platinum group element mineralization in footwall gabbros some 50 metres below the sulphide horizon(s). This style of mineralization is characterized by dispersed biotite alteration and fine-grained disseminated pyrite. Palladium values in these zones range from 100 to 500 ppb over several tens of metres within which higher platinum group element grades of up to tens of grams per tonne occur over narrow intervals.

Eight holes totaling 10433 metres and drilled between 800 and 1200 metres west of previous West Zone drilling resulted in the discovery of the 119 Zone. Other work completed as part of the 2002 program included the collection and analyses of 138 soil samples from the eastern part of West Zone and various metallurgical studies. Results of the 2002 program are contained in the writer's 2003 report (Carter, 2003).

An exploratory program in 2003 included the completion of nine drill holes totaling 2,667 metres to further test both massive sulphide lenses and low-sulphide platinum-palladium mineralized horizons in footwall gabbroic in the "Pit Area" or eastern portion of West Zone.

The 2003 program also included of 55.5 line-kilometres of UTEM geophysical survey over a trend of magnetic anomalies interpreted to extend southwest from the 119 Zone

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

discovered the previous year. A geological mapping program of the then property area was undertaken by Geological Survey of Canada personnel (Martel and Sandeman, 2004).

Exploration work on the Ferguson Lake property in 2004 included 23018 metres of diamond drilling in 52 holes plus various airborne, surface and geophysical surveys. West Zone and its extensions was the focus of much of the 2004 work but the property area east of Ferguson Lake also received some attention. Similar to the two previous seasons, the bulk of diamond drilling (more than 65%) was directed to additional definition drilling of near surface sulphide mineralization in the West Zone "Pit Area". Nearly 14000 meters of drilling was completed in 41 inclined holes in this area between sections 35+67W and 48+80W. Several of the easternmost holes were drilled beneath Ferguson Lake while the remainder served to increase the density of drill hole spacings within previously drilled areas. In addition to further assessing the structural and grade continuity of the massive sulphide lenses, this program also provided additional data pertaining to the nature and distribution of platinum group elements mineralization associated with low sulphide zones developed in gabbroic footwall rocks.

Four holes (1800 meters) were drilled in the western half of West Zone and two deep holes and two wedges, for a total of 3950 meters of drilling, were drilled to test the apparent southwest extension of the 119 Zone. 1700 meters of drilling completed east of Ferguson Lake included three additional holes on M Zone and two holes in the area of Anomaly 50 as part of a joint venture with Wyn Developments Inc.

Geophysical surveys undertaken in 2004 included a helicopter-borne VTEM electromagnetic and magnetic survey completed by Geotech Ltd. of a 43 square kilometer area including the known mineralized zones east and west of Ferguson Lake in the central part of the property and surface and borehole pulse electromagnetic surveys using the time domain method in various parts of the property area by Crone Geophysics and Exploration Ltd. Referred to as SQUID (Superconducting Quantum Interference Devices), this system has the capability of identifying conductive targets at depths exceeding 700 meters.

Other work completed as part of the 2004 program included ongoing metallurgical test work on drill core samples directed to the recoveries of platinum group elements.

Diamond drilling completed by Starfield Resources at Ferguson Lake between 1999 and 2004 amounted to more than 92000 metres in 221 holes. The contractor for all drilling programs to date has been Major Midwest Drilling; NQ-size (4.76 centimetre diameter) core has been recovered and drill recoveries have been excellent, generally close to 100%.

Locations and details of all holes drilled to date are included in Appendix II. Significant results for holes completed between 1999 and 2002 are contained in Appendix III; those for 2003- and 2004 holes in Appendix IV.

Results of 2005 diamond drilling and related programs are discussed in a subsequent section of this report.

GEOLOGICAL SETTING

Regional Geology

As indicated on Figure 4a, the Ferguson Lake property is situated in the Western Churchill Province, an Archean craton which is divided into the lithologically distinct Rae and Hearne domains by the northeast-trending Snowbird Tectonic Zone.

Ferguson Lake, 100 km east of the Snowbird Tectonic Zone, is more precisely within the northwestern Hearne domain which is made up principally of Archean metavolcanic and metasedimentary rocks and areally extensive gneissic terranes derived from both Archean volcanosedimentary and plutonic rocks and early Proterozoic plutonic rocks (Miller, 2005b). The northwestern Hearne domain is bounded by northeast-trending, regional shear zones including the Tulemalu Fault Zone (part of the Snowbird Tectonic Zone) on the north and by the northeastern extension of the Tyrrell Shear Zone on the southeast.

The Ferguson Lake area includes the most northerly extension of the northeast-trending Yathkyed greenstone belt (Martel and Sandeman, 2004) here mainly present as strongly deformed, gneissic Archean supracrustal and intrusive rocks and variably deformed Proterozoic plutons and dykes. The deformed sequences are metamorphosed to upper amphibolite facies. and protoliths of the older supracrustal rocks are comparatively rare. Where seen, they consist principally of mafic metavolcanics with cherty iron formations and lesser intermediate to felsic metavolcanics and clastic metasedimentary rocks.

The widespread Archean gneissic rocks are intruded by Archean granodiorites, quartz monzonites, and a variety of mafic intrusions including diorites and gabbros. Late Archean intrusions include the east- to northeast-trending Kazan dykes (Eade, 1986) which consist of variably metamorphosed gabbros and hornblendites.

Early Proterozoic (Tulemalu dykes - Eade, 1986) gabbros and slightly younger diabase dykes cut all older rocks as do late Proterozoic syenites and lamprophyres. The Martell Syenite (Bell, 1971; Eade, 1986) is an example. A large (13 x 5 km) pluton of Martell Syenite, centred on Uligattilik Hill several kilometres east of the Ferguson Lake property, is reflected by a positive magnetic anomaly on published airborne magnetic survey results for map-area 65I. As described by Bell (1971), this pluton consists of massive, uniform, biotite-pyroxene- amphibole syenite in which apatite is a common accessory mineral. Biotite-rich mafic dykes, prevalent within the property area, may be related to this intrusive event.

The Western Churchill Province, because of its diverse geological environments which span a 1.5 billion year interval, is host to a variety of mineral deposit types (Miller, 2005b). Known mineral deposits, prospects and occurrences include mafic - ultramafic-related magmatic nickel-copper-cobalt-PGE, orogenic (mesothermal) lode gold, volcanic hosted massive sulphides, syngenetic and epigenetic uranium deposits and prospects, quartz-carbonate veins containing precious metals and diamonds associated with Phanerozoic kimberlite intrusions.

Mineral exploration efforts in the general area in the recent past have been directed to orogenic, iron formation-hosted gold mineralization and volcanic hosted massive sulphides in the Yathkyed and Ennadai - Kaminak - Rankin greenstone belts and to the search for diamonds over a much broader area. Past mining operations in this part of Nunavut include the Cullaton Lake gold mine and the North Rankin Nickel Mines Ltd. underground mine (within the present community of Rankin Inlet) which operated between 1957 and 1962. Production amounted to 460000 tonnes with recovered grades of 2.1% nickel and 0.6% copper; sulphide mineralization consisted of pentlandite, chalcopyrite, pyrrhotite and pyrite near the base of a serpentinized pyroxenite sill intruding Archean metavolcanic rocks.



Figure 4a - Ferguson Lake Regional Tectonic Setting (after Hanmer, et al., 2004)



Figure 4b - Generalized Geological Setting, Central Ferguson Lake Property
(Martel and Sandeman, 2004)

Property Geology

Oldest rocks in the southern and northeastern parts of the Ferguson Lake property centred on Ferguson Lake are east- to northeast-trending, fine- to medium-grained amphibolites which are the metamorphic products of original mafic and intermediate volcanic rocks of Archean age. These supracrustal rocks, which contain sulphide, oxide and silicate banded iron formations in a number of localities, are interlayered with more widespread quartz-feldspar-biotite-(hornblende) gneiss and paragneiss and all units have been intruded by Archean tonalities, granite gneisses and smaller, complex, coarse-grained pegmatite bodies. A variety of younger (Proterozoic) dykes, sills and irregular intrusions cut the older rocks.

Pronounced layering in the supracrustal rocks trends east-northeast to northeast and dips moderately to steeply north. Medium- to coarse-grained, massive to weakly foliated gabbros, containing +60% hornblende and termed hornblendites in earlier reports, mainly occur within, and are conformable with, the layering in amphibolite - hornblende-biotite gneiss sequences. Petrographic studies suggest that these hornblende-rich gabbros, which are the principal host rocks for base metal sulphides and platinum group elements, may be metamorphic products of original tholeiitic mafic or ultramafic (pyroxenite-peridotite) intrusions.

All of the foregoing lithologic units, including the host gabbros, are cut by younger (mid-Proterozoic) gabbros and diabases and by late Proterozoic syenites, quartz-feldspar porphyries and fine-grained, locally biotite-rich mafic dykes.

Younger syenites, part of the Martell Syenites, and distinctly post-mineral mafic dykes are also evident in many of the diamond drill holes completed to date. Larger bodies of this syenite occur near the east shore of Ferguson Lake and a larger body underlying Uligattilik Hill borders the eastern property boundary.

A structural mapping program in the areas of two of the principal mineralized zones, East and West Zones (Henderson,1999), indicated that most of the foregoing lithologic units, including the granitic intrusive rocks but excluding the younger gabbro, diabase and mafic dykes and syenite plutons, were subjected to high grade metamorphism and deformation. Intricate folding of the gneissic rocks and the hornblendites (gabbros) has produced antiform and synform structures which are particularly evident in the area east of Ferguson Lake. The East and West mineralized zones were interpreted as being within the south limb of a recumbent, doubly-plunging synform or canoe-shaped structure modified by numerous faults and shear zones which offset the various lithologic units.

Continuing geological studies over the past three years have provided more information regarding the setting and nature of the mineralized zones in the central part of the Ferguson Lake property. These include 1:20000 scale bedrock mapping under the auspices of the Canada-Nunavut Geoscience Office in 2003 (Figure 4b - Martel and Sandeman, 2004) and more recent studies in the general area by A.R. Miller (2005a,b).

As illustrated on Figure 4b and as described by Martel and Sandeman (2004), "rocks in the Ferguson Lake map area consist of multiply deformed Archean gneissic metavolcanic and metasedimentary rocks, and associated tonalitic, granitic, and gabbroic rocks, which have been metamorphosed to upper amphibolite facies. Variably deformed Proterozoic rocks include late gabbros, and syenite plutons and associated lamprophyre dykes." Massive sulphide mineralization is described as being hosted by a hornblendite layer conformable with the regional stratigraphy. Three generations of deformation are recognized and the authors report an early phase foliation in the host hornblendite unit and suggest that it and the contained sulphide mineralization were subjected to two subsequent phases of folding with the first of these represented by the numerous northeast-southwest structures shown on Figure 4b. As such, mineralization at Ferguson Lake is inferred to be of Archean age.

Miller (2005a) suggests that the host gabbroic units in both East and West sulphide zones at Ferguson Lake are a component of metamorphosed compositional layering. This compositional layering in East Zone is represented by mesocratic through leucocratic gabbro and into anorthosite which is commonly garnet-bearing. At West Zone, compositional layering ranges from pyroxenite through mesocratic and leucocratic gabbro. Miller further suggests that original magma underwent fractional crystallization within several chambers to form layered mafic and ultramafic rocks and proposes that the Ferguson Lake Intrusion might best be termed the Ferguson Lake Intrusive Complex.

Miller also suggests that the host rocks and contained mineralization are of Archean age but correctly points out that there are no geochronological dates to substantiate this hypothesis.

Of interest is the fact that the main gabbro unit, which is host to all of the known sulphide zones including East, Central (lake) and West Zones (Figure 5), exhibits a fair degree of continuity and predictability over an east-west strike length of more than 12 km. This linear feature, which significantly trends only slightly north of east as opposed to the dominant northeast structural trend of the surrounding area, suggests that the host intrusion post-dates much of the intense Archean deformation and metamorphism evident in the surrounding gneissic rocks.

Nature and Style of Mineralization

The various mineral zones identified to date in that part of the property bordering Ferguson Lake are magmatic nickel-copper sulphide deposits which also contain cobalt and PGE (platinum group elements) values. As noted, these zones are spatially related to mafic (and ultramafic) intrusions which are principally in the form of fine- to coarse-grained gabbros.

The nature of the Ferguson Lake deposits, as currently understood, appear to conform with Eckstrand's (1996) subtype 27.1d - "other tholeiitic intrusion-hosted nickel-copper" deposits which are described as being associated with mafic and ultramafic phases of differentiated intrusions. Sulphide minerals present in this deposit subtype include abundant pyrrhotite with subordinate pentlandite, chalcopyrite and pyrite which are present as massive lenses, sulphide matrix breccias, net-textured fracture fillings and as disseminations. Nickel:copper ratios range from 3:1 to less than 1:1 (Eckstrand,1996).

Nickel-copper-cobalt (+platinum group elements - PGE's) mineralization at Ferguson Lake is hosted mainly by fine- to coarse-grained gabbros which include hornblendites. Three of the mineral zones (East, Central (lake) and West - Figure 5) are at least spatially related to the same gabbro unit which is between 10 and 600 metres thick and has been traced by intermittent exposures and by diamond drilling over a strike length of more than 12 km east and west of Ferguson Lake. This and the other gabbro units hosting the several other mineral zones dip moderately to steeply north and are generally conformable with enclosing hornblende-rich gneisses.

Better grades of base and precious metals mineralization are present within massive to semi-massive sulphide lenses, pods and stringers which consist of between 80% and 90% pyrrhotite and lesser chalcopyrite, some pyrite and very fine-grained pentlandite. Rounded magnetite grains, up to 1 cm in size, are a common constituent of the sulphide lenses. Better grades are contained within zones having thicknesses of between two and tens of metres.

Sulphide matrix breccias, featuring 1-2 cm subrounded mafic clasts, are a common feature of massive sulphide zones. Net-textures have been noted in some of the stringer and fracture-filling sulphide sections. The sulphide zones occur mainly in the upper, structural hangingwall portion of the of north-dipping gabbro units and to a lesser degree as remobilized lenses within hangingwall and footwall gneisses. The sulphide-rich zones are marked on surface by prominent gossans up to 25 metres wide and several hundred metres long.


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The East, West and Central (lake) Zones were tested by more than 27000 metres of diamond drilling in 170 holes by Inco in the early 1950s. Most drilling was on 120 to 150 metres spaced north-south sections; distance between holes along these sections averaged about 70 metres. Hole lengths averaged 150 to 180 metres with the deepest hole being 640 metres. This drilling did not test the zones below a vertical depth of about 240 metres.

The most significant drilling results obtained by Starfield to date have been from East and West Zones. Better grades (+1% combined copper-nickel) of nickel-copper-cobalt-PGE mineralization within and marginal to the host gabbro intrusion in both of these zones are contained in lenses and pods of massive and semi-massive sulphides which have a lateral extent of 350 metres in East Zone II to more than 4000 metres in West Zone and apparent down-dip continuities of between 60 and +500 metres. Lens widths range between 1 and 71 metres (average 10 metres) for West Zone and between 1 and 24 metres (average 6 metres) for East Zone. Two or more parallel lenses, separated by between 5 and 100 metres of lower grade sulphide mineralization and/or unmineralized hostrock, are evident in many of the holes drilled on West Zone.

The principal focus of previous and current work has been directed to West Zone (Figure 5) which has been traced by intermittent bedrock exposures, geophysical surveys and by a considerable amount of diamond drilling over a zone length of several kilometres. The zone has been tested by 72 Inco holes (10833 metres) between 1951 and 1955 and by more than 76000 metres of drilling in 183 holes by Starfield since 1999.

Results of 1950s Inco drilling identified a West Zone resource of 6.4 million tonnes grading 0.87% copper and 0.75% nickel; this resource has been expanded significantly more than ten fold over the past several years. A review of the most recent West Zone drilling is contained in a subsequent section of this report; summary comments pertaining to the results obtained from previous work on West Zone and several other mineral zones on the Ferguson Lake property are provided in this section. Significant drilling results obtained between 1999 and 2004 are contained in Appendices III and IV.

East Zone, near the east shore of Ferguson Lake (Figure 5) was initially tested by 1950s Inco drilling which consisted of 7115 metres in 56 holes completed over a zone strike length of 2500 metres. Data from these holes plus results for an additional 15 holes (3200 metres) drilled by Starfield Resources between 1999 and 2001 permit estimates of resources for two sections of East Zone (East Zone I and II); these are detailed in a subsequent section of this report. Note that East Zone I includes that part of the zone lying under Ferguson Lake close to the east shore (Figure 5) while East Zone II is the land-based portion.

Other mineral zones identified east of Ferguson Lake include M Zone, discovered in 2000 and situated 1 kilometre southeast of East Zone II (Figure 5). This zone was tested by ten inclined holes to test a blind, gently north-dipping UTEM conductor and while drilling confirmed that the conductive zone was due to the presence of sulphide minerals within a gabbro, a setting similar to the other known mineral zones, results were not particularly impressive. Further surface geophysical surveys were conducted over this zone in 2004 and three additional holes, drilled to test a new interpretation of geophysical signatures, returned results similar to those obtained from earlier drilling.

Anomaly 51, also known as the Pointed Lake Zone (Figure 5), includes a northeast-trending, 50 metres wide, gossanous gabbro exposed over 2500 metres of strike length 1 kilometres south of M Zone. This zone, which contains pods and stringers of massive pyrrhotite with lesser chalcopyrite and pyrite, particularly in its western half, was tested over 1700 metres of strike length by 1094 metres of diamond drilling in nine widely-spaced, inclined diamond drill holes in the 1950s. Several holes contained narrow intervals of copper-nickel mineralization; better grades (+1% combined copper-nickel) are associated with narrow intervals (0.15 to 2.29 metres) of massive pyrrhotite and pyrite hosted by gabbro in most holes drilled. No results for platinum group elements were reported. Nickel values were generally higher than copper as opposed to results from other zones at Ferguson Lake.

This zone (and its potential extensions) was further tested in 2000 and 2004 by eight holes which were drilled in several locations to test isolated UTEM conductors north and east of the area previously drilled. Only narrow sulphide intervals were encountered; detailed results are contained in Appendices III and IV.

Most exploratory work to date (and 80% of diamond drilling since 1999) has been directed to several mineral zones west of Ferguson Lake. Those zones of apparent lesser importance include West Zone South , associated with a gossanous gabbro, subparallel to and 1 kilometre south of West Zone (Figure 5), is intermittently exposed over a strike length of about 1000 metres. Previous surface sampling returned relatively high PGE values of between 540 and 1170 ppb platinum and 1250 to 4500 ppb palladium. One Inco hole and five holes drilled in 1999 and 2000, designed to test a strong UTEM conductor and a coincident magnetic signature, intersected narrow (0.3 to 1.5 metres) intervals of copper-nickel-PGE mineralization (see Appendix III). Better copper-nickel grades are restricted to stringer and massive pyrrhotite, pyrite and chalcopyrite; three narrow mineralized intervals in one hole (FL00-23 - Appendix III) contained palladium + platinum values of 2 to 3 grams/tonne, further confirming earlier surface sampling results.

South Discovery Zone, a sulphide-bearing gabbro unit some 3 kilometres southwest of 119 Zone (Figure 5) has an exposed northeast strike length of 800 metres and is offset by two parallel, northwest-striking faults. Two holes drilled to test the central part of the zone in 1999 intersected 1.5 to 2 metres intervals grading 0.30-0.62% copper, 0.11-0.50% nickel, 0.02-0.10% cobalt and 0.13-0.67 grams/tonne palladium-platinum (Appendix III).

The Central or lake zone, underlying Ferguson Lake between East and West zones (Figure 5), was tested by some 35 vertical and inclined drill holes in the 1950s. The majority of holes completed intersected at least some copper-nickel values and ten holes contained significant results. One of the better holes (10515), drilled near the centre of the lake north of, and between the large and small islands (Figure 5), intersected 17.4 metres grading more than 2% combined copper-nickel and 1.51 grams/tonne PGE (palladium + platinum). Two holes drilled down-dip (10518, 10520) returned no significant values but hole 9924, drilled 250 metres further west, intersected 3.4 metres of 0.54% copper, 0.79% nickel and 5.31 g/t PGE (one of the highest PGE values encountered to date). There is a clustering of better holes immediately north of the small island; three of these have +5 metre intervals with grades of up to 1.96% copper, 1.01% nickel and 1.95 grams/tonne PGE.

Near the west shore of Ferguson Lake, hole 11310 (on grid section 36+00W) cut 13.5 metres grading 0.78% copper, 0.88% nickel and 1.44 grams/tonne PGE (palladium and platinum) plus a lower 5.8 metres interval containing 1.36% copper, 0.50% nickel and 0.69 grams/tonne PGE. Two holes were drilled on ice-covered Ferguson Lake by Starfield in the spring of 2000 in an attempt to further test this part of the zone some 40 metres down-dip of the previous intersections. The first hole was abandoned in lake bottom sediments; the second hole intersected gabbro host rocks over three intervals but base and precious metals value were low. This zone was further tested by ten holes in 2003 and 2004 as part of the definition drilling program undertaken in the eastern part of West Zone. A degree of continuity of grades in sulphide lenses was identified and a part of this zone has been incorporated into the revised resource estimates for West Zone.

As noted, West Zone proper has been the focus of most of the exploratory programs undertaken between 1999 and 2004 during which time the zone was tested by more than 150 holes plus five wedge holes (62000 metres) drilled over 3 kilometres of strike length. Much of this drilling was designed to expand the zone both to depth and along strike with a number of deeper holes testing the deeper, western part of the zone between sections 52+00W and 68+00W in

2001. Most of these holes intersected intervals of ten's of metres containing +1% combined copper+nickel most of which included significant sections of +1.5% and +2% combined copper+nickel plus platinum group elements averaging more than 2 grams/tonne. A drill plan for the western part of West Zone and a typical drill section are included as Figures 10 and 11.

Much of the drilling undertaken on West Zone between 2002 and 2004 was directed to definition drilling in 74 relatively shallow holes (20200 metres) in the eastern part of the zone between sections 39+00W and 51+000W to better define near-surface sulphide mineralization. An inferred resource in this area, consisting of combined copper+nickel grades greater than 1.5%, was initially explored by a number of shallow Inco holes completed between 1951 and 1955. The moderately north-dipping zone was tested by original inclined drill holes at approximately 60 metres intervals along north-south section lines 122 metres apart. By drilling on section lines midway between the original sections or at 60 metres spacings, this program was intended to provide detailed information regarding the down-dip and lateral continuity of the north-dipping sulphide horizon(s) plus confirmation of original copper and nickel grades and a more precise assessment of platinum group element and cobalt grades (original Inco results included only limited precious metals grades and no cobalt analyses). Further, the program would also provide ample material for metallurgical test work.

The nature and scope of the 2002 – 2004 drilling programs consisted of collaring drill holes between existing holes such that this part of West Zone has now been drilled on sections at an average of 30 metres spacings or less (Figure 8). Most holes drilled intersected two or three (and in some cases, up to six), parallel sulphide lenses containing grades of at least 1% combined copper plus nickel and over minimum hole lengths of 2 metres. Intervals of lower (or zero) grades between the parallel lenses range from 2 metres to as much 65 metres. Most of the inclined holes drilled to date are essentially normal to the moderately north-dipping sulphide lenses and apparent true widths of the various sulphide lenses range from 2 metres to a maximum of 45 metres with an overall average of 7 metres. The down-dip extent of the various sulphide lenses is variable and ranges from 20 to 250 metres. Many of the drill sections feature a well mineralized sulphide lens in one hole that may or may not continue through holes drilled up or down-dip of the mineralized lens. Best up and down-dip continuity of sulphide lenses is apparent between the following sections: 41+45W and 42+05W, 42+90W and 43+50W, 44+50W and 47+60W and 48+20W and 51+20W. A drill section illustrating the distribution of sulphide lenses and the below described low sulphide PGE mineralization is included in this report as Figure 9.

In addition to better defining the sulphide zone, this program of definition drilling was also successful in identifying a unique style of low-sulphide platinum group element mineralization hosted by footwall gabbros some 50 metres below the sulphide horizon(s). This style of mineralization was first recognized at depth in hole FL01-104 (section 63+00W) below the massive sulphide lens where a 0.50 metre interval contained 9.86 grams/tonne palladium and 1.44 grams/tonne platinum accompanied by low copper, nickel and cobalt values. In the shallower, eastern part of West Zone, this zone is characterized by dispersed biotite alteration and fine-grained disseminated pyrite. Palladium values in these zones range from 100 to 500 ppb over several tens of metres within which higher platinum group element grades of up to tens of grams per tonne occur over narrow intervals.

The distribution of low sulphide, footwall mineralization containing Pd+Pt values of more than several grams/tonne over minimum hole lengths of 1 metre appears to be somewhat erratic. These occur at vertical depths of between 100 and 200 metres below surface with four distinct clusterings between sections 40+50W and 41+50W, 42+45W and 43+500W, 45+50 and 46+00W and 48+50W and 49+00W. Average hole length for these higher grade intersections is slightly less than 2 metres; the apparent size of the four clusterings may be between 25000 and 37000 tonnes.

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

119 Zone, between sections 76+00W and 80+00W or between 800 and 1200 metres west of previous West Zone drilling (Figure 5), was discovered in 2002 by drilling a continuation of the deep-seated UTEM conductor and a coincident inverted magnetic amomaly. The zone includes parallel massive sulphide lenses featuring base and precious metals grades that are generally higher than those previously encountered in West Zone.

Eight holes totaling 10433 metres were drilled to test 119 Zone in 2002, Six of the holes intersected two or more, apparently parallel sulphide lenses; the other two holes were drilled in footwall of the zone. Observed characteristics of the individual massive sulphide lenses in 119 Zone included a marked stratification of sulphide minerals with a fining to coarsening of grain size from top to bottom. Drill hole locations are shown on Figure 10 and a typical drill section is included as Figure 12. Complete results are contained in Appendix IV.

119 Extension zone, situated about 1 kilometre southwest of 119 Zone proper, was identified as a conductive zone by a deep penetrating UTEM survey over a southwest trending magnetic feature which suggested a linkage between 119 and South Discovery zones. Two holes and two wedges off the first hole (04-174) tested this zone in 2004. The first hole and the two wedges intersected intervals of massive sulphides over hole lengths of between 1.65 and 8.10 metres at hole depths exceeding 1200 metres. Best values (+1.5% Cu+Ni) were obtained from the second wedge hole. A second deep hole (04-200) collared several hundred metres southwest, intersected sulphides over a 30 metres hole length at depths approaching 1200 metres; combined Cu+Ni values were generally less than 1% except over hole intervals of less than 1 metre. Complete drilling results are contained Appendix IV.

Mineralogical Studies

Several mineralogical studies have been completed to date and work is ongoing. Three drill core specimens of massive sulphides from one West Zone hole (FL99-02) and two holes from East Zone (FL99-01,-05) were submitted to Cominco Ltd./ Exploration Research Laboratory for ore microscopy on polished thin sections (McLeod,1999). All samples consisted principally of pyrrhotite (80-90%) with lesser abundances of magnetite (7-17%), chalcopyrite (1-8%) and 2-3% pentlandite. Pyrrhotite grain sizes in the West Zone sample ranged from 0.1 to 0.5 mm; chalcopyrite occurs as 0.5 to 1.0 mm grains at pyrrhotite grain boundaries while most pentlandite occurs as small grains (micron-size to 0.1 mm) at pyrrhotite boundaries and also as laths and flame-like intergrowths with pyrrhotite. Grain sizes in East Zone samples are slightly coarser, ranging from 0.2 to 1.0 mm for pyrrhotite, chalcopyrite from 0.05 to 0.5 mm and micron-size pentlandite. Again, chalcopyrite occurs at pyrrhotite grain boundaries; pentlandite occurs both at pyrrhotite-chalcopyrite grain boundaries and as fine, feathery intergrowths within pyrrhotite.

Scanning electron microprobe work identified moncheite (platinum-palladium- tellurium-bismuth mineral) as small (5-30 microns) grains in pyrrhotite and adjacent to magnetite blebs. One specimen, from hole FL99-01, contained a few micron-size grains of what was interpreted to be gersdorffite (nickel-cobalt-arsenic sulphide mineral) associated with pyrrhotite.

In summary, the principal findings of this initial study identified the source of copper as being chalcopyrite and nickel as pentlandite. The nature and distribution of platinum group elements were deserving of further study and the deportment (and significance) of cobalt was not determined.

Six massive sulphide drill core specimens were submitted to Lakefield Research Limited for further mineralogical examination in February, 2001. Five of the specimens were from West Zone and one from East Zone I. Three polished mounts from each of the six specimens were prepared for examination by reflected light microscopy and scanning electron microscopy (SEM) - energy dispersive spectral (EDS) analysis. Electron microprobe analyses of representative pyrrhotite, nickel sulphide and PGM's were also performed (McKay, 2001).

All samples consisted of massive, coarse-grained pyrrhotite with variable amounts of nickel sulphides, chalcopyrite, pyrite, magnetite and non-opaque gangue minerals. Trace amounts of glaucodot (cobalt-iron sulpharsenide), galena and PGM's were also identified.

Nickel sulphide minerals, up to 200 microns in size include pentlandite and violarite which occur as anhedral pods and finer-grained flame structures which typically occur along pyrrhotite grain boundaries. Electron microprobe analyses of three pyrrhotite samples showed Ni contents of between 0.30 and 0.50 wt.%

Five bismuth-tellurium platinum group minerals were identified including kotulskite (most common) and lesser moncheite, froodite, stibiopalladinite and telluropalladinite.

Geophysical Surveys

UTEM and magnetometer geophysical surveys were completed over approximately 300 line-km of survey grid, including the frozen surface of Ferguson Lake, by SJ Geophysics Ltd. in 1999 and 2000. An airborne magnetometer survey of the entire property area was also completed in 1999.

The UTEM-3 system used a transmitter, receiver and coil. A 1 x 1 km loop of copper wire, connected to the transmitter, provides the inducing or primary field. The receiver measures the vertical component of the total field; secondary fields are induced by the primary field by any conductivity contrasts. UTEM surveys over the known sulphide zones at Ferguson Lake identified very strong secondary fields. Pyrrhotite and magnetite within the sulphide zones are reflected by strong magnetic anomalies.

More than thirty loops were used to complete UTEM surveys over the grid area east and west of Ferguson Lake (Figure 5) in the southern property area which included all of the than known sulphide zones. Most of the initial survey readings were taken at a base frequency 30.974 Hz.

The surveys indicated little or no response at depth on the Central or lake zone. Work at West Zone South (Figure 6) suggested that the zone of high conductivity and coincident strong magnetics does not continue appreciably beyond the limits of an initial survey completed in 1999. Surveys over South Discovery Zone indicated conductivity and coincident magnetic responses over the known part of the zone and suggested a possible continuation of the zone of some 500 metres to the west

UTEM readings, collected in 2000 from beyond the limits of the 1999 survey at East Zone suggested a continuation of the zone 1 km to the northeast. Coincident high magnetic response, however, did not appear to extend beyond 16E or the approximate known eastern limits of the East Zone II resource identified in 1999. Consequently, the nature of the identified conductive was unknown. This area will be the subject of additional electromagnetic surveys in 2006.

UTEM surveys over the East Zone I resource area (beneath Ferguson Lake near the east shore) indicated down-dip extents of strong conductivity of 120 to 300 metres which was confirmed by subsequent drilling in 2000.

The most significant geophysical results were obtained from West Zone west of the previously known limits of the zone. Interpretation of the UTEM survey results for this area indicated continuity of the strongly conductive zone at depth over a distance of more than 2 kilometres west of the previously drilled area. Conductivities (>2000 mhos) are apparently continuous over a down-dip distance of 800 metres within this zone. Vertical depths to the top of this large conductive zone range from 60 metres at section 60W to 600 metres at section 82W. Subsequent deep drilling in the western part of West Zone and in the 119 Zone confirmed


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Figure 6 - Airborne Magnetic Signatures, Central Ferguson Lake Property



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pyrrhotite-rich massive sulphides to be the cause of this conductive zone.

Initial (1999) UTEM surveys of the partly exposed section of West Zone between sections 40W and 58W identified similar strong conductivities and coincident high magnetic response over the sulphide zone. High magnetic response does not continue west of section 60W which may be explained in part by the deeper nature of the conductive zone.

As noted, most of the initial UTEM readings were taken at a base frequency of 30.974 Hz with subsequent surveys utilizing a lower base frequency of 3.872 Hz which provided a better definition of conductors at depth. A re-surveying of the eastern grid area using this lower frequency identified M Zone which is a blind, strongly conductive zone at depths of between 140 and 240 metres and extending over an east-west strike length of 2 km.

Results of airborne magnetic surveys completed in 1999 of the entire property area are generally coincident with the regional geology and show principal structural trends and some of the lithologic units, most notably the younger syenites within and marginal to the property area. Strong magnetic responses are also coincident with the previously drilled portions of East and West Zones; a much weaker response was obtained from the intervening area beneath Ferguson Lake. Principal magnetic signatures within the central property area are shown on Figure 6; note that this diagram is the same scale as Figure 5 and the principal mineral zones are outlined.

Inversion of these airborne magnetic data, undertaken at the University of British Columbia Department of Geophysics inversion facility, enabled an interpretation of these data to depth. Strong, near-surface, relative magnetic susceptibilites are coincident with East Zone and with West Zone to about section 58W where the fault offset of the zone is clearly shown. Between 58W and 72W, these higher relative susceptibilites (0.010 to 018 relative to a background of about 0.002) occur within broad zones (several hundred metres in diameter) immediately south of, and below, the UTEM conductor, are pod- or pipe-like in form and extend from depths of about 200 metres below surface to 700 metres which is at about the detection limits for these data. The higher relative susceptibilites are noted closer to surface around section 78W and continue to section 90W.

These magnetic data indicated a possible linkage between 119 Zone and South Discovery Zone to the southwest and in late 2003 a UTEM-3 survey was conducted over 55.5 line-kilometres of survey grid established in this area. As mentioned in the previous section of this report, a strong (>2000 Siemens) conductive zone over an apparent strike length of 3 kilometres was identified at depths beginning 400 to 600 metres below surface.

Helicopter-borne VTEM electromagnetic and magnetic surveys were completed by Geotech Ltd. over a 43 square kilometer area in the central property area in 2004 and over some 9,624 line kilometers within the expanded property area in 2005. This instrumentation, which is capable of identifying conductive zones to depths of 300 metres, outlined most of the Known, near surface mineralized zones in the central property area including East and West Zones, M Zone, Area 51 and South Discovery Zone (Figure 7) and also identified a number of additional conductive zones within the expanded property area which warrant further investigation (Lo, 2004, 2006).

Surface and borehole pulse electromagnetic surveys using the time domain method were undertaken in various parts of the central property area by Crone Geophysics and Exploration Ltd. in 2004 and 2005. The system used is referred to as SQUID (Superconducting Quantum Interference Devices) and has the capability of identifying conductive targets at depths exceeding 700 meters. Areas covered by surface surveys included the known western limits of West Zone, the 119 Extension area and M Zone and Area 51 east of Ferguson Lake. Bore hole surveys were also completed at most of these zones plus one hole in the West Zone Pit Area.

These electromagnetic surveys proved useful in confirming and further defining conductive zones previously identified by UTEM-3 surveys.

2005 EXPLORATION PROGRAM

Nature and Scope

Much of the 2005 exploratory program at Ferguson Lake was directed to additional diamond drilling in the area of West Zone and its extensions. Some 16861 metres of core was recovered from 29 holes.

An additional 17 holes (3523 metres) were completed in the West Zone "Pit Area". Eight holes were drilled in an attempt to further define footwall PGE mineralization while the remaining nine holes (1140 metres) were drilled at various azimuths to provide information regarding continuity and consistency of base and precious metals grades for a geostatistical study which is currently in progress.

Ten deep holes (11213 metres) were drilled on three sections to test the "gap" between 119 Zone and the known western limits of West Zone and 119 Zone itself was tested by an additional two holes.

Other related studies, including metallurgical work and a preliminary scoping study, are ongoing.

Results of Diamond Drilling

The locations and details regarding collar elevations, total depths etc. of all holes completed in 2005 are contained in Appendix II. Locations of both the 2005 and previous holes drilled in the West Zone Pit Area and in the western part of West Zone and 119 Zone are shown on Figures 8 and 10.

West Zone Pit Area

As noted, drilling in this area included holes to further assess footwall PGE mineralization in addition to providing additional information on massive sulphide lenses. Significant results are listed below.

Hole No.	Location	Interval(m)	Length(m)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
05-215	38+00W/1+90N	134.18-137.00	2.82	0.637	1.23	0.154	1.70	0.21
		172.10-175.72	3.62	0.58	0.18	0.39	0.84	1.39
		(including 172.10-172.90	0.80	0.23	0.5	0.13	1.82	2.77)
05-216	37+60W/1+60N	108.75-110.00	1.25	1.057	0.995	0.205	1.55	0.27
		158.18-159.80	1.62	0.266	0.079	0.016	0.58	7.88
05-217	45+50W/1+70N	114.92-116.57	1.65	0.622	0.834	0.108	1.19	0.23
		132.77-134.29	1.52	1.189	0.736	0.092	1.32	0.14
		162.10-163.60	1.50	0.007	0.018	0.003	2.86	0.46
		165.10-166.55	1.45	0.016	0.021	0.003	0.34	2.44
05-218	45+50W/1+70N	131.45-141.00	9.55	1.21	0.898	0.113	1.65	0.22
		(including 135.65-141.00	5.35	1.036	0.993	0.121	1.75	0.21)
		194.50-201.50	7.00	0.012	0.030	0.004	3.98	1.88
		(including 194.50-200.00	5.50	0.010	0.033	0.004	4.74	2.30)
		(including 194.50-195.50	1.00	0.001	0.020	0.003	12.38	8.42)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist


West Zone Pit Area

Figure 8 - West Zone “Pit Area” Drill Plan, Ferguson Lake Project

0 200
metres

Hole No.	Location	Interval(m)	Length(m)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
05-219	48+50W/2+00N	157.64-165.26	7.62	1.15	1.03	0.122	1.84	0.47
		176.00-176.70	0.70	0.970	0.900	0.100	1.92	1.89
		241.16-242.36	1.20	0.450	1.080	0.140	2.92	0.06
05-220	48+50W/2+00N	203.25-206.50	3.25	1.10	0.658	0.085	1.46	0.17
		211.20-212.40	1.20	0.016	0.029	0.004	5.65	1.07
		243.20-249.00	5.80	0.031	0.053	0.007	1.69	0.64
	(including	245.60-246.70	1.10	0.003	0.018	0.003	3.53	0.40)
	(and	247.80-249.00	1.20	0.013	0.031	0.004	3.05	0.86)
		268.30-280.32	12.02	1.21	1.06	0.143	3.74	0.31
	(including	268.30-273.80	5.50	1.62	1.04	0.140	3.70	0.29)
	(and	275.00-280.32	5.32	1.00	1.31	0.177	4.53	0.38)
	(and	276.00-277.00	1.00	0.945	1.326	0.178	5.13	1.28)
05-221	48+80W/ 1+15N	153.50-157.05	3.55	0.56	0.99	0.129	3.04	0.68
05-222	48+80W/ 2+00N	206.00-209.00	3.00	0.44	0.28	0.040	0.69	0.10
		209.00-212.00	MAFIC DYKE					
		212.00-214.00	2.00	0.56	0.33	0.040	1.29	0.29
		266.25-270.66	4.41	0.58	0.80	0.101	2.61	0.15

Of particular interest in terms of low sulphide, footwall PGE mineralization is the 1.0 metre hole length of 12.38 grams/tonne palladium and 8.42 grams/tonne platinum encountered in hole FL05-218. Footwall PGE-enriched sulphide lens intercepts were intersected below the main massive sulphide lenses in holes 05-215, 05-219, 05-220 and 05-222. Of interest is the 12.02 metre footwall massive sulphide intercept in hole FL04-220 which, in addition to enhanced copper and nickel grades, includes 3.74 g/t palladium and 0.31 g/t platinum. Higher grades for both elements within this interval are present over a 1 metre hole length.

Results of the foregoing eight holes confirm the presence of intermittent, high grades of palladium and platinum in footwall gabbros and massive sulphide lenses within the "Pit Area" while base metal grades encountered in the main massive sulphide lenses are consistent with previous results.

Figure 9, a typical drill section for West Zone "Pit Area" illustrates the geometry of the massive sulphide lenses and the position of footwall PGE mineralization within the host gabbro unit.

Results for the remaining nine holes completed in the "Pit Area" of West Zone in 2005 are as follows.

Hole No.	Location	Interval(m)	Length(m)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
05-236	40+89W/1+40N	73.66-76.46	2.80	1.20	0.90	0.088	2.17	0.89
		78.18-83.89	5.71	0.76	0.51	0.048	1.39	0.27
	(including	78.18-82.19	4.01	0.36	0.66	0.062	1.74	0.36)
		96.77-97.81	1.04	0.54	1.14	0.105	2.01	0.12
		106.27-122.00	15.73	0.85	1.03	0.113	2.78	0.31
	(including	108.85-122.00	13.15	0.87	1.14	0.126	3.14	0.36)
05-237	40+70W/0+35N	7.50-109.17	101.67	1.30	0.74	0.08	1.96	0.39
	(including	7.50-52.26	44.76	1.20	0.91	0.087	2.20	0.56)
	(and	55.92-91.07	35.15	1.48	0.75	0.088	1.92	0.27)
	(and	96.25-109.17	12.92	1.88	0.80	0.076	2.49	0.35)
05-238	40+70W/0+35N	15.10-22.52	7.42	1.56	0.86	0.093	2.63	0.31
		65.00-67.60	2.60	0.64	0.86	0.102	2.42	0.25
	(including	65.60-67.60	2.00	0.37	1.08	0.107	2.80	0.24)



West Zone 'Pit Area' - Section 45+80W

Hole No.	Location	Interval(m)	Length(m)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
05-239	47+55W/0+30S	28.47-36.24	7.77	1.25	0.63	0.074	1.56	0.34
	(including	30.00-32.30	2.30	0.89	0.91	0.105	2.08	0.79)
	(and	32.94-36.24	3.30	1.43	0.76	0.084	1.85	0.18)
		40.85-49.29	8.44	1.47	0.72	0.087	1.77	0.25
05-240	47+55W/0+30S	29.88-36.82	6.94	1.04	0.89	0.104	1.98	0.22
		41.67-44.43	2.76	1.10	0.88	0.109	2.07	0.10
05-241	47+55W/0+30S	30.85-55.38	24.53	1.19	0.73	0.084	1.61	0.28
	(including	30.85-34.22	3.37	0.83	0.89	0.097	1.80	0.30
		37.43-55.38	17.95	1.27	0.81	0.094	1.78	0.28
05-242	47+55W/0+90S	54.00-76.17	22.17	1.30	0.80	0.095	1.90	0.23
	(including	54.00-63.34	9.34	1.40	0.90	0.106	2.16	0.20)
	(and	65.88-76.17	10.29	1.38	0.86	0.104	2.09	0.31)
	(and	71.00-76.17	5.17	0.98	0.99	0.119	2.26	0.35)
05-243	47+55W/0+90S	11.73-14.97	3.24	0.80	0.43	0.050	1.18	0.12
		14.97-21.50	GABBRO DYKE					
		21.50-26.90	5.40	1.20	0.66	0.077	1.45	0.22
	(including	22.47-25.50	3.03	0.76	0.93	0.106	1.92	0.34)
		40.88-45.27	4.39	0.84	1.03	0.125	1.73	0.08

The foregoing nine holes, designed to provide information for a geostatistical study, were drilled on various azimuths oblique to previous holes (see Appendix II for details). Four of the holes (FL05-237,238, 242, 243) were drilled to test the north-dipping massive sulphide lenses down-dip in order to obtain a nearly continuous sulphide intersection for purposes of comparison of grade distributions and structural continuity with previous, conventional holes drilled normal to the strike and dip of the sulphide lenses. A nearly continuous massive sulphide intercept of more than 100 metres was recovered from hole FL05-237 while the remaining three holes drilled down-dip encountered varying degrees of success staying within the massive sulphide lens.

West Zone

Ten holes, ranging in depth from 962 to 1353 metres, were drilled on sections 70+00W, 72+00W and 74+00W to test the "gap" area between the known western limits of West Zone at depth on section 68+00W and the deep 119 Zone previously drill-tested over a 400 metres strike length between sections 76+00W and 80+00W. As noted on the following table, massive sulphide lenses containing reasonably good base and precious metals grades were intersected over hole lengths of up to ten's of metres in six of the holes.

Hole No.	Location	Interval(m)	Length(m)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
05-223	74+00W/6+25N	1017.30-1022.20	4.90	1.83	0.57	0.077	1.62	0.18
	(including	1020.00-1022.00	2.20	1.10	1.06	0.143	2.45	0.35)
		1049.00-1067.50	18.50	1.66	0.87	0.100	2.31	0.31
	(including	1056.00-1057.00	1.00	1.29	0.99	0.117	2.55	2.77)
05-224	74+00W/6+25N	1056.75-1057.92	1.17	0.52	0.75	0.087	1.67	0.16
		1240.45-1240.77	0.32	0.16	0.81	0.050	2.36	0.17
		1033.50-1034.75	1.25	76ppm	77ppm	15ppm	7.76	0.21
05-225	70+00W/7+25N	817.89-825.11	7.22	0.67	0.58	0.068	1.52	0.13
		833.05-839.40	6.35	0.73	0.43	0.053	1.00	0.34
	(including	833.05-834.55	1.50	0.56	0.97	0.120	2.03	0.06)
		920.70-921.58	0.88	1.06	0.76	0.085	1.63	0.26
05-226	74+00W/3+90N	708.89-716.00	6.11	0.86	0.50	0.072	1.07	0.06
		752.19-754.77	2.58	0.52	0.55	0.080	0.95	0.11
		761.00-762.40	1.40	0.82	0.71	0.121	1.37	0.11



Figure 10 - West and 119 Zones Drill Plan, Ferguson Lake Property

Hole No.	Location	Interval(m)	Length(m)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
05-227	70+00W/7+25N	833.00-835.78	2.78	0.65	0.91	0.100	2.54	0.75
		(including 833.00-834.00	1.00	0.99	1.03	0.113	2.53	1.83)
		856.56-860-00	3.44	0.76	0.80	0.086	2.28	0.18
05-228	74+00W/3+90N	640.09-641.44	1.35	1.21	0.45	0.063	0.54	0.19
		785.51-786.00	0.49	0.30	0.84	0.157	1.35	0.03
05-229	74+00W/3+90N	806.68-830.00	23.33	1.23	0.62	0.076	1.62	0.47
		(including 808.68-818.90	10.22	1.19	0.84	0.099	2.34	0.77)
		(and 823.27-826.25	2.98	2.12	0.83	0.098	2.05	0.16)
		(and 827.30-830.00	2.70	1.47	0.93	0.108	2.20	0.88)
		837.90-842.25	4.35	1.10	0.63	0.074	1.85	0.25
05-230	72+00W/6+00N	725.47-726.02	0.55	0.24	0.80	0.112	1.33	0.14
		894.38-895.38	1.00	0.24	0.69	0.093	1.83	0.10
05-232	72+00W/6+00N	852.47-856.65	4.18	1.68	0.89	0.103	2.21	0.60
		(Including 852.47-853.14	0.67	3.51	0.89	0.098	2.40	2.63)
		864.79-869.32	3.55	1.47	0.94	0.109	2.43	0.15
		(including 865.77-869.32	3.55	1.47	0.94	0.109	2.43	0.15)
		873.18-880.60	7.42	1.22	0.94	0.103	2.14	0.15
05-234	72+00W/6+00N	1245-95-1246.45	0.50	0.13	0.97	0.118	4.39	0.03

The foregoing results are consistent with those previously obtained from the western part of West Zone and the 119 Zone. Portions of the massive sulphide intervals in holes FL05-223, 227 and 232 feature some enrichment in platinum values over hole intervals of 1 metre or less. is Low sulphide, footwall PGE mineralization was encountered in hole FL05-224 over a 1.25 metres interval; this is the furthest west this style of mineralization has been recognized in West Zone.

Figure 11, a drill section from near the previously known western limits of West Zone, illustrates the down-dip continuity of the massive sulphides in this part of the zone and a possible fault offset of the zone at depth.

119 Zone

Two holes, each approximately 1000 metres in depth, were drilled to test the 119 Zone up-dip of holes completed in 2002 on section 76+00W (75+81W). Significant results are as follows.

Hole No.	Location	Interval(m)	Length(m)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
05-231	75+81W/4+14N	877.42-878.05	0.63	0.29	1.12	0.124	2.46	0.01
		888.23-905.12	16.89	1.57	0.78	0.088	2.08	0.47
		(including 896.21-901.80	5.59	1.71	0.99	0.110	2.49	0.70)
		(and 899.00-900.00	1.00	1.52	1.11	0.122	2.24	2.30)
05-233	75+81W/4+14N	857.14-867.15	10.01	1.13	0.64	0.076	1.70	0.60
		(including 858.90-860.41	1.51	0.45	1.10	0.130	2.64	1.41)
		(and 861.61-866.25	4.64	1.31	0.79	0.094	2.02	0.74)
		(including 864.23-866.25	2.02	1.41	1.00	0.118	2.49	1.16)

The foregoing results confirm the higher grade nature of the 119 Zone and are indicative of up-dip continuity of the zone at depth (Figure 12). Coupled with the results obtained from the so-called "gap" area between this zone and West Zone, it appears that 119 Zone is in fact part of West Zone.

The results further confirm the increase in copper-nickel grades at depth in a westerly direction within West Zone as illustrated in Figure 13, a longitudinal section showing Cu+Ni x thickness (sulphide intercept lengths) contours. Note the higher grades over appreciable hole lengths in the eastern part of West Zone between 40+40W and 52+40W ("Pit Area") and the increasing grade plus apparent thicknesses to depth west of 56+00W.

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Figure 11
West Zone - Section 58+50 W





Figure 12 - 119 Zone - Section 76+00 W



Figure 13 - Ferguson Lake West Zone

Regional Program

In addition to the previously mentioned airborne geophysical survey, preliminary prospecting and till sampling were undertaken over portions of the expanded property area in 2005. Much of this work was concentrated in areas south of the central property area. At time of writing, results of the 2005 program were still being compiled.

SAMPLING METHODS, SECURITY AND ANALYTICAL PROCEDURES

Current and previous diamond drilling, core logging and sampling at the Ferguson Lake property has been supervised and performed by John Nicholson, P.Geo. and Brian Game, P.Geo., both Qualified Persons in accordance with National Instrument 43-101.

Current and previous diamond drilling, core logging and sampling at the Ferguson Lake property has been supervised and performed by John Nicholson, P.Geo. and Brian Game, P.Geo., both Qualified Persons in accordance with National Instrument 43-101.

NQ-sized core samples are logged and marked for sampling and subsequently halved by diamond saw with one-half of the core comprising the sample and one-half retained as a rock record in core boxes stored for future reference at the Ferguson Lake camp. The one-half core comprising a sample is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.

Samples are prepared at Acme Analytical Laboratories Ltd. in Vancouver, an ISO accredited laboratory which participates in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Acme issues signed Certificates of Analysis and Assay Reports. The one-half drill core samples from sample intervals of generally one meter in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15 grams are then fire assayed for Pt and Pd. The doré bead is digested and then Pt and Pd are determined by ICP-ES (Group 6). The massive sulphide samples are also assayed for Cu, Ni and Co whereby 0.3g to 1.0g are digested by 4-acid decomposition and then analyzed by ICP-ES (Group 7TD).

Low-sulphide PGE samples are analyzed at Acme where a 30g sample is digested by aqua regia and then ICP-MS analysis is conducted for a suite of 51 elements plus Pt and Pd (Group 1F-MS). This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500ppb Pd and/or 100ppb Pt as determined by ICP-MS are then forwarded for 1AT (29.2g) fire assay determination for Pt and Pd (Group 6). All samples containing greater than 5000ppm Cu and/or 4000ppm Ni are sent for 4-acid ICP-ES assay determinations (Group 7TD).

DATA VERIFICATION

Quality control of core samples is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Selected high-grade samples are routinely subjected to repeat assay determinations. Interlaboratory checks have been an ongoing part of the Ferguson Lake program since 1999. As noted in the previous section, the facilities of Acme Analytical Laboratories Ltd. have been used for project analyses since 2002. Bondar Clegg was the laboratory of record in 2000 and 2001 and check analyses were performed by ALS Chemex. Since the merger of these two firms in late

2001, most of the analytical work has been undertaken by Acme while using ALS Chemex for necessary check analyses.

A number of interlaboratory checks of samples have been undertaken over the past several years. An example is the 2004 analytical work undertaken by ALS Chemex of 24 core sample pulps initially analyzed by Acme Laboratories. In summary, the results for copper are virtually identical while Acme's nickel values are in general almost 10% higher. Palladium values determined by the two laboratories correspond reasonably well but there are apparent difficulties in reproducing consistently similar platinum values.

Two of the holes drilled in the West Zone "Pit Area" in 2002 twinned original Inco holes. Comparisons between these holes are tabulated below; note that no cobalt values were available for Inco holes and only palladium values were broken out of total precious metals in these holes – consequently, the listed palladium and platinum values reported for the Inco holes incorporate the property-wide Pd:Pt ratio for sulphide mineralization of about 6:1.

Section	Hole No.	Width(m)	Cu(%)	Ni(%)	Pd(g/t)	Pt(g/t)
42+68W	FL02-136	21.83	1.05	0.54	1.39	0.21
	9473(Inco)	23.92	0.93	0.91	1.86	0.30
51+20W	FL02-130	18.72	0.65	0.52	1.17	0.17
	9475(Inco)	15.42	0.75	0.72	1.67	0.25

The results are in reasonably good agreement; nickel and PGE values are higher in the original Inco holes while the recent holes contained higher copper values.

The writer undertook a thorough review of 1950s Inco drilling results in late 1999 and has confidence in those results and in the sampling, preparation and analytical procedures used in the more recent drilling programs.

All sample results have been transmitted by the laboratory directly to the Ferguson Lake field camp and to the writer for initial review of results and the calculation of weighted average grades for the mineralized intervals encountered in the holes drilled to date. These data have been subsequently reported to Starfield Resources Inc. on a timely basis.

MINERAL RESOURCE ESTIMATES

Background

Initial mineral resource estimates were prepared for two areas of East Zone (East Zone I and II) in 1999 (Carter, 1999b). A revised estimate was reported for East Zone I in 2000 as was an initial estimate for West Zone (Carter, 2000a). Revised mineral resource estimates for West Zone incorporating results of drilling completed between August and December, 2000, were prepared in November, 2000 (Carter, 2000b) and in late January of 2001 (Carter, 2001). A further revision of West Zone mineral resources and an initial estimate of a 119 Zone resource are contained in the writer's report of April 8, 2003 (Carter, 2003).

All mineral resource estimates were prepared pursuant to CIM Standards on Mineral Resources and Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council August 20, 2000 and published in the CIM Bulletin of October, 2000. The various mineral resource estimates reported herein have been calculated for individual drill hole cross-sections employing the following parameters:

Cutoff Grades - 1.0%, 1.5% and 2.0% combined Copper+Nickel (Cu+Ni)
Minimum True Width – 2.00 metres
Area of Influence for Individual Drill Holes (down-dip) - midway point between drill holes
Area of Influence for Individual Cross-Sections - midway point between sections
Assumed Specific Gravity – 4.15*

Specific Gravity - Ferguson Lake mineral resource estimates prepared prior to mid-2001 employed an assumed specific gravity of 3.2 in order to incorporate a 1977 Inco tonnage estimate for West Zone which was calculated in Imperial units using a tonnage factor of 10 which essentially corresponds to a density or specific gravity of 3.2. To maintain consistency, this assumed specific gravity was used by the writer in preparing various resource estimates in 1999 and 2000.

A number of specific gravity determinations were completed by Bondar Clegg Canada Limited for a number of drill core samples from West Zone and East Zone I and II in early 2001. These included a batch of 33 samples consisting of eleven massive sulphide samples which returned specific gravities ranging from 3.17 to 5.14 (average 4.04), eight samples of semi-massive sulphides (range 3.04 - 3.95; average 3.63), ten stringer sulphide samples (range 3.04 - 4.09; average 3.45), and four hornblendite host rock samples containing disseminated and fracture-filling sulphides (range 2.93 - 3.24; average 3.12). Observations at that time (and subsequently) indicated that mineralized intervals with grades of +1% combined Cu+Ni were most commonly associated with massive and semi-massive sulphides, and to a lesser degree, stringer sulphides. Consequently, an average specific gravity of 3.8 was considered to be more representative of the various mineralized zones at Ferguson Lake and this value was used for several subsequent mineral resource estimates including the most recent estimates reported in April of 2003.

One hundred drill core specimens were submitted to Acme Analytical Laboratories Ltd. for determinations of specific gravities in 2005. These samples consisted mainly of host and wallrock lithologies but also included twenty mineralized specimens equally divided between massive and semi-massive sulphides. These core samples were mainly from shallow and deep intersections of sulphide lenses in various parts of West Zone (16 samples) plus two samples from 119 Zone extension and two from M Zone on the east side of Ferguson Lake. Specific gravity determinations range from 3.54 to 4.62 and have an arithmetic average of 4.15. This value, which represents an increase of slightly less than 10% (9.21%) above the previously used assumed specific gravity of 3.80, is thought to more representative of the majority of the sulphide lenses identified to date at Ferguson Lake. Accordingly, the revised estimates incorporate this revised specific gravity and previous estimates have also been recast to reflect this higher value.

The resource estimates for East Zones I and II and West Zone incorporate results of drill holes completed by Inco in the early 1950s. Copper and nickel values for these holes were reported in percent; similar percentage values for both elements are available for all holes completed by Starfield Resources Inc.

No cobalt values were reported for Inco holes and consequently were not included in previous estimates. Enough data pertaining to cobalt values now exists for West Zone and average cobalt values are reported in the current estimates for this zone.

Results for the majority of the previous Inco holes included total precious metals of which more than 95% is comprised of palladium and lesser platinum. These values were expressed as ounces per ton and have been converted to grams/tonne; Starfield results include analyses for Pt and Pd in parts per billion - these were combined and expressed as grams/tonne in preparing previous resource estimates. The current resource estimate for West Zone includes separate values for these elements. Pd and Pt values for previous Inco holes were assigned by applying the overall Pd:Pt ratio, which is about 6:1, to the total precious metals value reported.

The revised resource estimates reported herein for parts of West Zone and 119 Zone, plus previous estimates for East Zones I and II, are categorized as Inferred Mineral Resources which are defined by the CIM Standing Committee as being "that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

estimate is based on limited information and sampling, gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes".

Detailed drilling programs undertaken since 2002 in the eastern part of West Zone between sections 39+00W and 51+20W (referred to as the "Pit Area"), have provided a better definition of geological and grade continuity and the resources in this part of West Zone can be properly categorized as an Indicated Mineral Resource. As defined by the CIM Standing Committee, an Indicated Mineral Resource is "that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."

Neither the Indicated nor the Inferred Mineral Resources have demonstrated economic viability.

INDICATED MINERAL RESOURCES

The current estimate of an Indicated Mineral Resource for the West Zone "Pit Area" incorporates the results of more than 20000 metres of drilling completed by Starfield between 1999 and 2004 and the results of 43 holes drilled by Inco in the early 1950s. Detailed or definition drilling in 2004 expanded the "Pit Area" some 370 metres to the east or to the western shore of Ferguson Lake. Seventeen additional holes completed in the "Pit Area" in 2005 are not included in the current estimate. Seven of these (1140 metres) consisted of closely spaced shallow holes drilled to ascertain structural and grade continuity within the sulphide lenses for subsequent geostatistical studies while the remaining eight holes (2392 metres) were directed to further investigation of footwall PGE mineralization and as such the sulphide lenses encountered in these holes were very close to those tested by previous drill holes.

The revised resource estimates for Cu+Ni cutoff grades of 1.0%, 1.5% and 2.0% are listed in the following table which also shows (in brackets) the April, 2003 estimates for comparison purposes. Note that both the revised and previous estimates incorporate a specific gravity of 4.15.

Indicated Mineral Resource – West Zone "Pit Area" (39+00W – 51+20W)

Cutoff Grade	Tonnes (millions)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
1.0% Cu+Ni	8.7	0.93	0.67	0.080	1.47	0.21
	(7.3	0.92	0.65	0.072	1.39	0.20)
1.5% Cu+Ni	5.8	1.02	0.75	0.086	1.57	0.23
	(5.1	1.09	0.77	0.080	1.48	0.24)
2.0% Cu+Ni	2.3	1.31	0.98	0.118	2.22	0.28
	(1.4	1.37	0.98	0.082	1.72	0.25)

Comments

As indicated on the table, tonnages in all categories have increased somewhat while average grades have not changed appreciably. Material at 2% cutoff grade shows the best increase in tonnage (+60%) and some improvement in average Pd grades.

The revised estimate is a partial reflection of the scope and nature of the 2004 drilling program which consisted of collaring drill holes between existing holes such that this part of West Zone has now been drilled on sections at an average of 30 metres spacings or less. Mineralized material within sulphide lenses that previously could be extended between previously drilled sections at 61 to 122 metres spacings was further defined by more recent drilling which in the main consisted of one or two inclined holes from the same drill setup. In these cases, the sulphide lens(es) could not be extended with any degree of assurance for significant distances up and down-dip. This had the effect of significantly diminishing the extent of previously identified resources within this area.

Most holes drilled intersected two or three (and in some cases, up to six), parallel sulphide lenses containing grades of at least 1% combined copper plus nickel and over minimum hole lengths of 2 metres. Intervals of lower (or zero) grades between the parallel lenses range from 2 metres to as much 65 metres. Most of the inclined holes drilled to date are essentially normal to the moderately north-dipping sulphide lenses and apparent true widths of the various sulphide lenses range from 2 metres to a maximum of 45 metres with an overall average of 7 metres. The down-dip extent of the various sulphide lenses is variable and ranges from 20 to 250 metres. Many of the drill sections feature a well mineralized sulphide lens in one hole that may or may not continue through holes drilled up or down-dip of the mineralized lens. Best up and down-dip continuity of sulphide lenses is apparent between the following sections: 41+45W and 42+05W, 42+90W and 43+50W, 44+50W and 47+60W and 48+20W and 51+20W.

INFERRED MINERAL RESOURCES

Revised inferred mineral resource estimates for both the 119 Zone and the intervening "gap" between it and the previously identified western limits of West Zone (sections 70+00W to 74+00W) are based on more than 13,000 metres of diamond drilling completed in 12 inclined holes in 2005. These revised estimates, plus previous estimates provided for comparison purposes, both incorporate an adjusted specific gravity of 4.15.

119 Zone Inferred Mineral Resource – (Sections 76+00W – 80+00W)

The revised estimates of inferred mineral resources for 119 Zone, like the initial estimates reported in April of 2003, employ three cutoff grades (1.5%, 2.0% and 2.5% combined copper+nickel) which reflect the higher Cu+Ni grades present in this zone.

The revised estimates incorporate the results of two inclined drill holes (05-231,-233) completed on section 75+81W (76W) in 2005. The following table lists inferred resources for the three cutoff grades; for comparison, initial estimates for 119 Zone are also included in brackets.

Cutoff Grade	Tonnes (millions)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
1.5% Cu+Ni	7.6	1.33	0.72	0.086	2.01	0.33
	(6.3	1.31	0.72	0.086	2.02	0.30)
2.0% Cu+Ni	4.0	1.62	0.78	0.089	2.20	0.40
	(3.1	1.65	0.78	0.089	2.25	0.35)
2.5% Cu+Ni	2.0	1.94	0.76	0.088	2.23	0.45
	(1.7	1.97	0.73	0.085	2.19	0.41)

The size of the resource shows a modest increase with a 32% increase to the material above a 2.0% cutoff grade. Average grades remain essentially the same.

"Gap" Area – West Zone Inferred Mineral Resource – (Sections 70+00W – 74+00W)

The following revised estimates of inferred mineral resources for the "gap" area between West Zone at section line 68+00W and 119 Zone at section 76+00W are based on ten inclined drill holes (05-223 to -230, -232, -234) completed on sections 70+00W, 72+00W and 74+00W in 2005. The revised estimates are listed for cutoff grades of 1.0%, 1.5% and 2.0% combined copper+nickel in the following table.

Cutoff Grade	Tonnes (millions)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
1.0% Cu+Ni	6.8	1.20	0.72	0.084	1.78	0.31
1.5% Cu+Ni	5.1	1.35	0.78	0.090	1.95	0.34
2.0% Cu+Ni	3.5	1.51	0.84	0.098	2.18	0.35

West Zone Total Inferred Mineral Resource – (35+67W – 38+00W; 52+00W – 74+00W)

A revised inferred mineral resource for West Zone includes the foregoing results for the "gap area" plus additional resources identified beneath Ferguson Lake immediately east of the limits of the "Pit Area" indicated mineral resource during the 2004 drilling program undertaken between sections 35+67W and 38+00W. This area includes five drill holes completed in 2004 and one in 1999.

Cutoff Grade	Tonnes (millions)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
1.0% Cu+Ni	53.2	0.98	0.56	0.067	1.39	0.25
	(46.4	0.95	0.54	0.065	1.33	0.24)
1.5% Cu+Ni	29.0	1.23	0.71	0.084	1.79	0.32
	(23.9	1.21	0.70	0.083	1.76	0.31)
2.0% Cu+Ni	15.5	1.44	0.80	0.093	2.02	0.38
	(12.0	1.42	0.79	0.092	1.98	0.39)

Average grades are slightly higher while tonnage increases for the three cutoff grades range from 15% to 29%. Significantly, the greatest increase is for material above the 2.0% combined Cu+Ni cutoff grade.

An adjustment to previously disclosed property-wide estimates of inferred mineral resources as contained in the following table incorporates the additions to 119 Zone and West Zone plus the revised specific gravity of 4.15. The previously reported (April 8, 2003) totals, shown in brackets for comparison, also reflect the revised specific gravity.

Total Inferred Mineral Resource – Ferguson Lake Property

Cutoff Grade	Mineral Zone	Tonnes(millions)	Cu(%)	Ni(%)	Co(%)	Pd(g/t)	Pt(g/t)
1.0% Cu+Ni	West Zone	53.2	0.98	0.56	0.067	1.39	0.25
	119 Zone	7.6	1.33	0.72	0.086	2.01	0.33
	East Zone I	3.7	1.01	0.75	N/A	1.01	0.17
	East Zone II	1.6	0.93	0.80	N/A	1.03	0.17
		66.1	**1.02**	**0.60**	**0.069**	**1.43**	**0.25**
		(54.9	0.99	0.58	0.067	1.38	0.24)
1.5% Cu+Ni	West Zone	29.0	1.23	0.71	0.084	1.79	0.32
	119 Zone	7.6	1.33	0.72	0.086	2.01	0.33
	East Zone I	2.4	1.18	0.87	N/A	1.10	0.18
	East Zone II	1.0	1.21	0.96	N/A	1.28	0.22
		39.9	**1.25**	**0.73**	**0.084**	**1.78**	**0.31**
		(31.7	1.23	0.72	0.068	1.75	0.30)
2.0% Cu+Ni	West Zone	15.5	1.44	0.80	0.093	2.02	0.38
	119 Zone	4.0	1.62	0.78	0.089	2.20	0.40
	East Zone I	1.3	1.41	0.93	N/A	1.18	0.20
	East Zone II	0.7	1.33	1.07	N/A	N/A	N/A
		21.5	**1.47**	**0.81**	**0.092**	**2.00**	**0.37**
		(16.1	1.46	0.81	0.091	1.97	0.37)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

(Note: for purposes of combining inferred mineral resources, the tonnes reported for the 1% cutoff grade for 119 Zone are interpreted to be the same as those reported for the 1.5% cutoff grade for this zone.)

Overall average grades show a slight increase in all cutoff categories while the most significant increase in tonnage (+34%) is seen for the 2.0% Cu+Ni cutoff, reflecting additional higher grade material identified in both West Zone and 119 Zone.

The property wide inferred mineral resource, at a 1% copper+nickel cutoff grade, is estimated to contain 1.5 billion pounds of copper, 875 million pounds of nickel, 101 million pounds of cobalt, 3 million ounces palladium and 0.5 million ounces platinum.

MINERAL PROCESSING AND METALLURGICAL TESTING

Mineralogical studies and metallurgical test work have been completed on a number of samples from Ferguson Lake over the past several years.

Initial test work included ten contiguous, quartered drill core samples collected from a drill which tested the massive sulphide horizon at depth near the known western limits of West Zone in 2001. The samples were part of an 8.84 metres hole interval which had returned initial weighted average grades of 1.24% copper, 0.94% nickel, 0.093% cobalt, 2.27 grams/tonne palladium and 0.30 grams/tonne platinum. These samples were submitted to SGS Lakefield Research Limited and a composite of eight of the ten samples, prepared for subsequent mineralogical examination and metallurgical test work, had an overall grade of 1.25% copper, 0.95% nickel, 2.09 grams/tonne palladium, 0.15 grams/tonne platinum, 53.5% iron and 30.9% sulphur.

A single sample of the composite was stage crushed to -200 micrometers and sized into three fractions of -200 + 104 micrometers, -104 + 38 micrometers and -38 micrometers, all of which were submitted for mineralogical examination to provide a preliminary estimate of liberation characteristics of the base metals plus an indication of the deportment of the platinum group minerals.

Mineral assemblage of the three size fractions ranged from 75.5 - 79.2 wt.% coarse pyrrhotite, 7.5 – 13.3 wt.% magnetite, 6.1– 8.8 wt.% non-opaque gangue minerals, 3.1 – 4.5 wt.% chalcopyrite, 0.7 – 2.2 wt.% pentlandite and 0.4 – 1.3 wt.% pyrite. A number of very fine (<5 micrometers) platinum group minerals noted in the three size fractions including platinum-tellurium-bismuth minerals, probably moncheite and palladium-bismuth-tellurium minerals tentatively identified as kotulskite.

Chalcopyrite was seen to be present as liberated grains in all three size fractions while pentlandite was present mainly as minute (5 – 100 micrometers) flame and pod structures in pyrrhotite. About 44% of the pentlandite was liberated in the -38 micrometer size fraction with significantly lesser amounts liberated in the other two size fractions. Based on electron microprobe analyses, it was estimated that 30 to 35% of the nickel in this particular sample was present within pyrrhotite and may not be recoverable.

A series of scoping metallurgical tests was undertaken to identify potential process routes that could produce saleable concentrates. Fifteen flotation tests indicated that this process has application for separating chalcopyrite, pentlandite and platinum group metals from the gangue pyrrhotite. Best metallurgical results were obtained from material ground to -58 micrometers and one of the tests yielded a combined copper-nickel concentrate grade of 20.4% with a 97% copper recovery and a 32% nickel recovery. Palladium recovery was 86% and platinum recovery was

48%, indicating a strong correlation between copper and palladium grades and recoveries and a similar correlation between nickel and platinum.

Two of the flotation tests suggested the possibility of increased nickel recovery with regrinding and scavenging of rougher tails and it was recommended that future test programs be directed to finer regrind sizes, optimized cleaner reagent schemes and residence times in an attempt to improve overall nickel and platinum recoveries.

It was also recommended that this future testwork be undertaken on samples representative of typical mineral zones at Ferguson Lake and to this end, a number of quartered drill core samples of massive sulphides were collected from eighteen holes drilled to test the shallower part of West Zone, from two holes which tested the zone at depth near the western limits of West Zone and from two holes drilled to test 119 Zone.

Three coarse reject samples of sulphide intervals from a shallow and a deep hole West Zone plus one hole in 119 Zone were recently submitted in early 2003 to G&T Metallurgical Services Ltd. of Kamloops, B.C. for modal analyses and Automatic Digital Imaging System (ADIS) scans for platinum group elements. All samples were homogenized, ground to a nominal 150 micrometers K_{80} with one-half subjected to modal analysis and one-half scanned for platinum group elements.

At a sizing of 150 micrometers (80% passing), mineral fragmentation of the grind was estimated to liberate 90% of the pyrrhotite and non-sulphide gangue minerals. At the nominal grind size, 25% of the nickel sulphides and 70% of the copper sulphides were liberated. The remainder of the nickel sulphides was dominantly present as complex binary structures with pyrrhotite, and these binary particles contain about 25% by weight nickel sulphides. These findings are in agreement with previous SGS Lakefield preliminary metallurgical testing. Preliminary and optimized flotation tests demonstrated that flotation recoveries of platinum group metals ranged between 60% and 90% with approximately 33% present as liberated grains under the conditions tested.

Testing of the low-sulphide PGE mineralization encountered in footwall gabbros in the eastern part of West Zone ("Pit area") was also undertaken in late 2002. A 5 metre drill core interval, including the higher grades of low-sulphide PGE mineralization encountered in hole FL02-135 was quartered and submitted to Mountain States R&D International, Inc. of Vail, Arizona to determine the amenability of this material for dense media separation.
The quartered core was crushed and sized to -3/8 inch and +35 mesh fraction which was determined to have a head grade of 3.13 grams/tonne palladium+platinum. This material was subjected to a dense media (ferroan silicon) separation adjusted to a specific gravity of 3.10. Approximately 88% of the sample material was rejected into the float portion with 83% of the platinum and 74% of the palladium recovered in the sink product which was determined to grade 13.4 grams/tonne platinum and 7.0 grams/tonne palladium.

This preliminary dense media separation testing indicates reasonably good PGE recoveries with a corresponding 88% decrease on the weight of the material which, if it were to remain present, could involve significant processing costs. A preliminary Scanning Electron Microscope study of the sink product identified liberated PGE particles which could enhance mineral processing.

A hole (FL04-188) was drilled purposely in the West Zone "Pit Area" in 2004 in order to obtain suitable PGE (platinum group element) enriched footwall mineralization to conduct metallurgical and mineralogical testing pursuant to recommendations of Dr. Evan Kirby of Metallurgical Management Services, Perth, Australia. Core recovered was forwarded to SGS Lakefield Research Africa laboratories in Johannesburg Laboratories, SA.

A progress report in February, 2005 advised that preliminary results from the metallurgical test program show excellent PGE recovery results from rougher and cleaner froth flotation testwork on a 15 metres interval of the footwall PGE-bearing low sulphide zone with average grades of 2.61grams/tonne platinum and 3.38 grams/tonne palladium. Dr. Kirby's assessment of the preliminary results is that they compare favorably to the laboratory flotation of South African Merensky Reef ores and that the samples exhibit excellent flotation kinetics(fast) and high recoveries with low reagent additions.

Initial hydrometallurgical laboratory test results carried out on drill core samples by Intec Ltd. of Australia indicated greater than 80% recovery rates for nickel, copper and cobalt (Starfield news release, January 19, 2006). Similar test work in Canada has resulted in producing up-graded sulphide concentrates which may be amenable to subsequent standard flotation processing and/or secondary hydrometallurgical processing. Additional sample results are pending.

INTERPRETATION and CONCLUSIONS

Previous and recent diamond drilling at Ferguson Lake has encountered copper, nickel, cobalt and PGE (platinum group elements) values associated with fracture-filling, disseminated and semi-massive to massive sulphides over an east-west strike length of more than 12 km. Three principal mineral zones within this overall strike length include East, West and 119 Zones. Better copper-nickel-cobalt-PGE grades are invariably associated with semi-massive and massive sulphide lenses in all of these zones.

The three principal mineral zones are associated with a north-dipping, sill-like, medium-to coarse-grained gabbro unit (sometimes referred to as hornblendite) thought to have been derived from an original mafic-ultramafic magma. The more mafic and coarser-grained varieties of this unit consist of interlocking hornblende crystals after original pyroxene. Recent studies suggest that the gabbro may be part of a layered intrusion. The age of host intrusion is imprecisely known, with some suggestions that it may Archean and consequently both it and the contained sulphide mineralization are intensely deformed.

Detailed diamond drilling, undertaken in the eastern part of West Zone ("Pit Area") between 2002 and 2005 to further define a near surface sulphide resource, was also successful in identifying a unique style of low-sulphide platinum group element mineralization in footwall gabbros below the sulphide horizons. Broadly distributed, low palladium values envelope discontinuous, locally high grades of platinum and palladium within a zone that may be sub vertical and has been traced by drilling to date over an apparent strike length of more than several hundred metres.

More than 108000 metres of 1999-2005 Starfield drilling, coupled with the results of 1950s Inco drilling, has identified four areas with mineral resources (East Zone I and II, West Zone, 119 Zone) within and adjacent to the principal gabbro unit. The most significant of these to date is West Zone which remains open to depth and along strike to the west.

West Zone includes an indicated mineral resource (at a 1% copper+nickel cutoff grade) of 8.7 million tones grading 0.93% copper, 0.67% nickel, 0.080% cobalt, 1.47 grams/tonne palladium and 0.21grams/tonne platinum. At a similar cutoff grade an inferred mineral resource for West Zone amounts to 53.2 million tonnes with average grades of 0.98% copper, 0.56% nickel 0.067% cobalt, 1.39 grams/tonne palladium and 0.25 grams/tonne platinum.

119 Zone, now considered to be part of West Zone hosts an inferred mineral resource (at a cutoff grade of 1.5% combined copper+nickel) of 7.6 million tones grading 1.33% copper, 0.72% nickel, 0.086% cobalt, 2.01 grams/tonne palladium and 0.33 grams/tonne platinum. It is

significant that these average values are distinctly higher than those encountered to date in West Zone and they confirm an overall increase in grades to the west. 119 Zone, or the newly defined western limits of West Zone remains open both along strike and up-dip.

A property-wide inferred mineral resource, at a 1% copper+nickel cutoff grade and incorporating East Zone I and II, West Zone and 119 Zone, totals 66.1 million tonnes with average grades of 1.02% copper, 0.60% nickel, 0.069% cobalt, 1.43 grams/tonne palladium and 0.25 gram/tonne platinum.

The total inferred mineral resource is significant and is estimated to contain 1.5 billion pounds of copper, 875 million pounds of nickel, 101 million pounds of cobalt, 3 million ounces palladium and 0.5 million ounces platinum. While impressive, the significance of these contained metal figures remains unknown pending the identification of enhanced base and precious metal grades plus a better definition of the metallurgical characteristics and possible recoveries of the nickel sulphides.

Higher base and precious metal grades are known to be present at depth in the western part of West Zone and the distinctly higher overall base and precious metals grades encountered in 119 Zone are considered to be significant inasmuch as they further confirm an increase in grades in a westerly direction.

RECOMMENDATIONS

Ferguson Lake is a mature project with a significant amount of indicated and inferred mineral resources. Additional work should be directed to the definition of additional near surface and underground indicated and possibly measured sulphide resources with better grades than those identified to date. The low-sulphide PGE mineralization in gabbro footwall rocks in the eastern part of West Zone is not considered by the writer as a viable target at this time and no further work directed to this zone is warranted.

A preliminary scoping study, believed to be in progress, will be of assistance in deciding how best to go forward with this project. Similarly, additional metallurgical test work is also vital to the future of the project.

The writer recommends additional exploratory work to enhance the current resource base. Target areas for definition drilling include that part of West Zone west of the "Pit Area", the area between West one and 119 Zone and shallow drilling in the East Zone II area which is open to the east. Additional investigative work is also recommended for the expanded property area which is believed to be prospective for a variety of mineral deposit types.

A preliminary cost estimate for additional work, to be carried out between May and October of 2006, is outlined in the following section of this report.

Cost Estimate

(Note: estimated costs are inclusive of Goods and Services Tax (GST))

Metallurgical test work, scoping study	$100,000.00

Field Program

Personnel	$800,000.00
Room and board	$250,000.00
Fuel (including transport)	$150,000.00
Air support	$1,750,000.00
Geophysical surveys	$300,000.00
Diamond drilling – 21500 metres	$2,687,500.00
Analytical costs	$225,000.00
Miscellaneous supplies, rentals	$500,000.00
Mobilization – demobilization	$150,000.00
Communications	$12,500.00
Contingencies @ 10%	$692,500.00
Total, Phase I	**$7,617,500.00**

N.C. Carter, Ph.D. P.Eng.
May 15, 2006

REFERENCES

Bell, R.T. (1971): Geology of Henik Lakes (East Half) and Ferguson Lake (East Half) Map-Areas, District of Keewatin, Geological Survey of Canada Paper 70-61

Cameron, G.H. (1987): Geological Report on the Ferguson lake Property, Northwest territories, DIAND, Yellowknife Assessment Report 082539

Carter, N.C. (1998a): Ferguson Lake Copper-Nickel Property, Prospecting Permit No.2179 and FERG 1,2 and 3 Mineral Claims, Ferguson Lake Area, Keewatin Region , Nunavut Territory, Northwest Territories, Part A: Geological Report and Recommendations for Further Exploratory Work; Part B: Property Evaluation Report, private report for Mr. Lawrence Barry, dated May 25

----------------(1998b): Addendum to Part A - Geological Report and Recommendations for Further Exploratory Work, Ferguson Lake Copper-Nickel Property, Ferguson Lake Area, Keewatin Region, Nunavut Territory, Northwest Territories, private report for The Ferguson Lake Syndicate, dated November 4

-----------------(1999a): Progress Report on the Ferguson Lake Nickel-Copper-Cobalt-PGE Property, Ferguson Lake Area, Kivalliq Region, Nunavut Territory, private report for Starfield Resources Inc., dated July 9,1999

-----------------(1999b): Geological report on 1999 Exploration Programs, Ferguson Lake Nickel-Copper-Cobalt-PGE Property, Ferguson Lake Area, Kivalliq Region, Nunavut Territory, private report for Starfield Resources Inc., dated October 29,1999

-----------------(2000a): Summary report on the April-June, 2000 Exploration program, Ferguson Lake Nickel-Copper-Cobalt-PGE Property, Ferguson Lake Area, Kivalliq Region, Nunavut Territory, private report for Starfield resources Inc. dated July 3, 2000

----------------(2000b): Progress Report on the August - October, 2000 Exploration Program, Ferguson Lake Nickel-Copper-Cobalt-PGE Property, Ferguson Lake Area, Kivalliq Region, Nunavut Territory, private report for Starfield Resources Inc. dated November 13, 2000

----------------(2001a): Report on the August-December 2000 Exploration Program, Ferguson Lake Nickel-Copper-Cobalt-PGE Property, Ferguson Lake Area, Kivalliq Region, Nunavut Territory, private report for Starfield Resources Inc. dated November 13,200, Revised March 5,2001

-----------------(2001b): Report on the August - December, 2000 and April - July, 2001 Exploration Programs, Ferguson Lake Nickel-Copper-Cobalt-PGE Property, Ferguson lake Area, Kivalliq Region, Nunavut Territory, private report for Starfield Resources Inc. dated July 27, 2001

-----------------(2002): Report on the April – November, 2001 Exploration Programs, Ferguson Lake Nickel-Copper-Cobalt-PGE Property, Ferguson Lake Area, Kivalliq Region, Nunavut Territory, private report for Starfield Resources Inc. dated March 4, 2002

Carter, N.C. (2003): Report on the March – December, 2002 Exploration Programs, West Zone, Ferguson Lake Nickel-Copper-Cobalt-PGE Property, Ferguson Lake Area, Kivalliq Region, Nunavut Territory, private report for Starfield Resources Inc. dated April 8, 2003

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Department of Energy Mines and Petroleum Resources, Government of NWT (1995): Ferguson Lake in Significant Mineral deposits of the Northwest Territories, pp.76-77

Eade, K.E. (1986): Precambrian Geology of the Tulemalu - Yathkyed Lake Area, District of Keewatin, Geological Survey of Canada Paper 84-11

Eckstrand, O.R. (1996): Nickel-Copper Sulphide in Geology of Canadian Mineral Deposit Types, Geological Survey of Canada, Geology of Canada, no.8, p.584-608

Hanmer, S., Sandeman, H.A., Davis, W.J., Aspler, L.B., Rainbird, R.H., Ryan, J.J., Relf, C. and Peterson, T.D. (2004): Geology and neoarchean tectonic setting of the Central hearne supracrustal belt, Western Churchill Province, Nunavut, Canada, Precambrian research, 134, p.63-68

Hearn, K (1990): Ferguson Lake Property in Mineral Industry Report 1986-7, Northwest Territories, Ellis, C.E. (ed.), NWT Geology Division, DIAND, Yellowknife, pp.83-84

Henderson, Mariette (1999): Lithologic and Structural Setting of the Ferguson Lake Cu-Ni-PGE Property, private report for Starfield Resources Inc., dated September,1999

Kraft, Tom (2001): Prospecting, Geological Mapping and Geophysical Report, Ferguson Lake Copper-Nickel-PGE Property. Kivalliq Region, Nunavut Territory, dated November, 2001, DIAND Assessment Report

Leggett, S.R., Barrett, K.R., and LaPorte, P.J. (1976): Geology, Ferguson Lake, 65I/15, DIAND Map E.G.S.1976-2

Lewry, J.F., Sibbald, T.I.I., and Schledewitz, D.C.P. (1985): Variation in Character of Archean Rocks in Western Churchill Province and its Significance, in Evolution of Archean Supracrustal Sequences, Geological Association of Canada Special Paper 28, pp.239-262

Lo, Bob (2004): Geophysical Report on a VTEM Survey over the Ferguson Lake Project in Nunavut, Canada, private report for Starfield Resources Inc.

Lo, Bob (2006): Geophysical Report on a VTEM Survey over the Ferguson Lake 2005 Project, Nunavut, private report for Starfield Resources Inc.

Martel, E, and Sandeman, H.A. (2004): Geology and deformation history around the Ferguson Lake Ni-Cu-PGE deposit, Yathkyed greenstone belt, Western Churchill Province, Nunavut, Geological Survey of Canada Open File 4623

McGill, W.P. (1955): Ferguson Lake, Keewatin, DIAND Yellowknife Assessment Report 062075

McKay, Nichola (2001): Lakefield Research Limited, Mineralogical Services - Mineralogical Examination of Drill Core Samples from the Ferguson Lake Property, Nunavut, Project No. 8901-296FEB5014.R01

McLeod, J.A. (1999): Ore Microscopy/E.R.L. Job V990458R, private report by Cominco Ltd./Exploration Research Laboratory for Starfield Resources Inc., dated July 19,1999

Miller, A.R. (2005a): Metamorphosed Compositional Layering in the Ferguson Lake Intrusive Complex, Northwestern Hearne Domain, Western Churchill Province, Private report for

Starfield Resources Inc., November 14, 2005

-------------- (2005b): A Review: Geology and metallogeny of the Northwestern hearne Sub-Domain, Western Churchill Province, Nunavut, private report for Starfield Resources Inc., November 30, 2005

Naldrett, A.J. (1999): World Class Ni-Cu-PGE deposits - key factors in their genesis, Mineralium Deposita (1999) 34, p.227-240

Ralph, Kevin (2005): Geophysical Survey report covering Surface and Borehole Pulse EM Surveys over the Ferguson Lake Property, private report for Starfield Resources Inc.

Sheldrake, Ronald F. (1999): Preliminary Geophysical Report - UTEM 3 Electromagnetic and Magnetic Survey, Ferguson Lake, Keewatin Region, Nunavut, conducted by SJ Geophysics Ltd., private report for Starfield Resources Inc. dated May,1999

N.C. CARTER, Ph.D., P.Eng.
Consulting Geologist

1410 Wende Road
Victoria, B.C V8P 3T5
Canada

Phone 250-477-0419
Fax 250-477-0429
Email nccarter@shaw.ca

CERTIFICATE of AUTHOR

I, NICHOLAS C. CARTER, Ph.D., P.Eng., do hereby certify that:

1.   I am a Consulting Geologist, with residence and business address at 1410 Wende Road, Victoria, British Columbia.

2.   I graduated with a B.Sc. degree in geology from the University of New Brunswick in 1960. In addition, I obtained a M.S. degree in geology from Michigan Technological University in 1962 and a Ph.D. degree in geology from the University of British Columbia in 1974.

3.   I have been registered with the Association of Professional Engineers and Geoscientists of British Columbia since 1966. I am a Fellow of both the Canadian Institute of Mining, Metallurgy and Petroleum and the Geological Association of Canada and am a past director of The Prospectors and Developers Association of Canada and a past president of the British Columbia and Yukon Chamber of Mines.

4.   I have practiced my profession as a geologist, both within government and the private sector, in eastern and western Canada and in parts of the United States, Mexico and Latin America for more than 40 years. Work has included detailed geological investigations of mineral districts, examination and reporting on a broad spectrum of mineral prospects and producing mines, supervision of mineral exploration projects and comprehensive mineral property evaluations.

5.   I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a "qualified person" for the purposes of NI 43-101.

6.   I am responsible for the preparation of all sections of the technical report titled Report on Revised Estimates of Mineral Resources, Ferguson Lake Nickel-Copper-Cobalt-PGE Property, Ferguson Lake Area, Kivalliq Region, Nunavut Territory, dated May 15, 2006. I have visited the Ferguson Lake property on a number of occasions since 1997; the most recent visit consisted of several days at the end of November, 2002.

7.   I have not had prior involvement with the property that is the subject of the Technical Report.

8.   As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

9.   I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

10.   I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.   I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 15th day of May, 2006

(Signed and Sealed)

N.C. Carter, Ph.D. P.Eng.

APPENDIX I

FERGUSON LAKE MINERAL CLAIMS

Claim No.	Name	NTS	Recorded Date	Anniversary Date	Hectares	Status
F47820	FERG 1	065I15	"September 22, 1997"	"September 22, 2007"	1045.1	ACTIVE
F47821	FERG 2	065I15	"September 22, 1997"	"September 22, 2007"	1045.1	ACTIVE
F47822	FERG 3	065I15	"September 22, 1997"	"September 22, 2007"	627.06	ACTIVE
F47831	FERG #4	065I14	"October 15, 1998"	"October 15, 2008"	1045.1	ACTIVE
F47832	FERG #5	065I14	"October 15, 1998"	"October 15, 2008"	1045.1	ACTIVE
F47833	FERG #6	065I14	"October 15, 1998"	"October 15, 2007"	668.86	ACTIVE
F47854	FERG 7	065I15	"June 25, 1999"	"June 25, 2009"	1045.1	ACTIVE
F47855	FERG 8	065I15	"June 25, 1999"	"June 25, 2009"	1045.1	ACTIVE
F47856	FERG 9	065I15	"June 25, 1999"	"June 25, 2007"	627.06	ACTIVE
F47857	FERG 10	065I15	"June 25, 1999"	"June 25, 2009"	836.08	ACTIVE
F47858	FERG 11	065I15	"June 25, 1999"	"June 25, 2009"	1045.1	ACTIVE
F47859	FERG 12	065I15	"June 25, 1999"	"June 25, 2009"	1045.1	ACTIVE
F67921	FL 20	065I15	"November 5, 1999"	"November 5, 2007"	836.08	ACTIVE
F77724	YATH 1	065I14	"December 30, 2003"	"December 30, 2005"	1045.1	ACTIVE
F77725	YATH 2	065I14	"December 30, 2003"	"December 30, 2005"	1045.1	ACTIVE
F77726	YATH 3	065I14	"December 30, 2003"	"December 30, 2005"	1045.1	ACTIVE
F77727	YATH 4	065I14	"December 30, 2003"	"December 30, 2005"	1045.1	ACTIVE
F77728	YATH 5	065I14	"December 30, 2003"	"December 30, 2005"	1045.1	ACTIVE
F77729	YATH 6	065I14	"December 30, 2003"	"December 30, 2005"	1045.1	ACTIVE
F77730	YATH 7	065I14	"December 30, 2003"	"December 30, 2005"	1045.1	ACTIVE
F77731	YATH 8	065I14	"December 30, 2003"	"December 30, 2005"	1045.1	ACTIVE
F77732	YATH 11	065I14	"December 30, 2003"	"December 30, 2005"	1045.1	ACTIVE
F77733	YATH 10	065I14	"December 30, 2003"	"December 30, 2005"	1045.1	ACTIVE
F77734	YATH 9	065I14	"December 30, 2003"	"December 30, 2005"	1045.1	ACTIVE
F77735	TYR 18	065I15	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F77736	TYR 19	065I15	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F77737	TYR 20	065I09	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F77738	TYR 21	065I09	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F77739	TYR 22	065I09	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F77740	TYR 23	065I09	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F77741	TYR 24	065I15	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F77742	TYR 25	065I15	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F77743	TYR 26	065I15	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F77744	TYR 27	065I15	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F77745	TYR 28	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F77746	TYR 29	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F77747	TYR 30	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F77748	TYR 31	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F77749	TYR 32	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F77750	FL 22	065I15	"January 20, 2005"	"January 20, 2007"	209.02	PENDING
F77751	TYR 33	065I15	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F77752	TYR 34	065I15	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F77753	TYR 35	065I15	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F79100	NUT 1	065O01	"April 19, 2005"	"April 19, 2007"	501.65	ACTIVE
F79101	NUT 2	065O01	"April 19, 2005"	"April 19, 2007"	836.08	ACTIVE
F79102	NUT 3	065O01	"April 19, 2005"	"April 19, 2007"	836.08	ACTIVE
F79103	NUT 4	065O01	"April 19, 2005"	"April 19, 2007"	836.08	ACTIVE
F79104	NUT 5	065O01	"April 19, 2005"	"April 19, 2007"	836.08	ACTIVE
F79105	NUT 6	065O01	"April 19, 2005"	"April 19, 2007"	836.08	ACTIVE
F79107	NUT 8	065O01	"April 19, 2005"	"April 19, 2007"	627.06	ACTIVE
F79108	NUT 9	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79109	NUT 10	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79110	NUT 11	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79111	NUT 12	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79112	NUT 13	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE

Claim No.	Name	NTS	Recorded Date	Anniversary Date	Hectares	Status
F79114	NUT 15	065O01	"April 19, 2005"	"April 19, 2007"	627.06	ACTIVE
F79115	NUT 16	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79116	NUT 17	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79117	NUT 18	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79118	NUT 19	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79119	NUT 20	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79127	NUT 28	065J16	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79128	NUT 29	065J16	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79129	NUT 30	065J16	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79130	NUT 31	065J16	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79131	NUT 32	065J16	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79133	NUT 34	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79134	NUT 35	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79135	NUT 36	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79136	NUT 37	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79137	NUT 38	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79138	NUT 39	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79139	NUT 40	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79140	NUT 41	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79141	NUT 42	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79142	NUT 43	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79143	NUT 44	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79144	NUT 45	065J16	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79145	NUT 46	065J16	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79146	NUT 47	065J16	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79147	NUT 48	065J16	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79148	NUT 49	065J16	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79149	NUT 50	065J16	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79151	NUT 52	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79152	NUT 53	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79153	NUT 54	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79154	NUT 55	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79155	NUT 56	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79156	NUT 57	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79157	NUT 58	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79158	NUT 59	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79159	NUT 60	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79160	NUT 61	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79161	NUT 62	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79162	NUT 63	065J16	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79163	NUT 64	065J16	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79164	NUT 65	065J16	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79165	NUT 66	065J16	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79166	NUT 67	065J16	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79167	NUT 68	065J16	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79169	NUT 70	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79170	NUT 71	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79171	NUT 72	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79172	NUT 73	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79173	NUT 74	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79174	NUT 75	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79175	NUT 76	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79176	NUT 77	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79177	NUT 78	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79178	NUT 79	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE

Claim No.	Name	NTS	Recorded Date	Anniversary Date	Hectares	Status
F79179	NUT 80	065O01	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79180	NUT 81	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79181	NUT 82	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79182	NUT 83	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79183	NUT 84	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79184	NUT 85	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79185	NUT 86	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79187	NUT 88	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79188	NUT 89	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79189	NUT 90	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79190	NUT 91	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79191	NUT 92	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79192	NUT 93	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79193	NUT 94	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79194	NUT 95	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79195	NUT 96	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79196	NUT 97	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79197	NUT 98	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79198	NUT 99	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79199	NUT 100	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79200	NUT 101	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79201	NUT 102	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79202	NUT 103	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79203	NUT 104	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79205	NUT 106	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79206	NUT 107	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79207	NUT 108	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79208	NUT 109	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79209	NUT 110	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79210	NUT 111	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79211	NUT 112	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79212	NUT 113	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79213	NUT 114	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79214	NUT 115	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79215	NUT 116	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79216	NUT 117	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79217	NUT 118	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79218	NUT 119	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79219	NUT 120	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79220	NUT 121	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79221	NUT 122	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79223	NUT 124	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79224	NUT 125	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79225	NUT 126	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79226	NUT 127	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79227	NUT 128	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79228	NUT 129	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79229	NUT 130	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79230	NUT 131	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79231	NUT 132	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79232	NUT 133	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79233	NUT 134	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79234	NUT 135	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79235	NUT 136	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79236	NUT 137	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Claim No.	Name	NTS	Recorded Date	Anniversary Date	Hectares	Status
F79237	NUT 138	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79238	NUT 139	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79239	NUT 140	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79241	NUT 142	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79242	NUT 143	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79243	NUT 144	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79244	NUT 145	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79245	NUT 146	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79246	NUT 147	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79247	NUT 148	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79248	NUT 149	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79249	NUT 150	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79250	NUT 151	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79251	NUT 152	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79252	NUT 153	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79254	NUT 155	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79255	NUT 156	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79256	NUT 157	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79257	NUT 158	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79258	NUT 159	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79259	NUT 160	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79260	NUT 161	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79261	NUT 162	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79262	NUT 163	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79263	NUT 164	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79264	NUT 165	065P04	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79265	NUT 166	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79267	NUT 168	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79268	NUT 169	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79269	NUT 170	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79270	NUT 171	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79271	NUT 172	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79272	NUT 173	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79273	NUT 174	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79274	NUT 175	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79275	NUT 176	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79276	NUT 177	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79277	NUT 178	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79278	NUT 179	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79280	NUT 181	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79281	NUT 182	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79282	NUT 183	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79283	NUT 184	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79284	NUT 185	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79285	NUT 186	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79286	NUT 187	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79287	NUT 188	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79288	NUT 189	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79289	NUT 190	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79290	NUT 191	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79291	NUT 192	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79293	NUT 194	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79294	NUT 195	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79295	NUT 196	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79296	NUT 197	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE

v

Claim No.	Name	NTS	Recorded Date	Anniversary Date	Hectares	Status
F79297	NUT 198	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79298	NUT 199	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F79299	NUT 200	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F85380	KAM 1	065I15	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85381	KAM 2	065I15	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85382	KAM 3	065I15	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85383	KAM 4	065I15	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85384	KAM 5	065I15	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85385	KAM 6	065I15	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85386	KAM 7	065I15	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85387	KAM 8	065I15	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85388	KAM 9	065I15	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85389	KAM 10	065I15	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85390	KAM 11	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85391	KAM 12	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85392	KAM 13	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85393	KAM 14	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85394	KAM 15	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85395	KAM 16	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85396	KAM 17	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85397	KAM 18	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85398	KAM 19	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85399	KAM 20	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85400	KAM 21	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85401	KAM 22	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85402	KAM 23	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85403	KAM 24	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85404	KAM 25	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85405	KAM 26	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85406	KAM 27	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85407	KAM 28	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85408	KAM 29	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85409	KAM 30	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85410	KAM 31	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85411	KAM 32	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85412	KAM 33	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85413	KAM 34	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85414	KAM 35	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85415	KAM 36	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85416	KAM 37	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85417	KAM 38	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85418	KAM 39	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85419	KAM 40	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85420	KAM 41	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85421	KAM 42	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85422	KAM 43	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85423	KAM 44	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85424	KAM 45	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85425	KAM 46	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85426	KAM 47	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85427	KAM 48	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85428	KAM 49	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85429	KAM 50	065I16	"January 18, 2005"	"January 18, 2007"	1045.1	PENDING
F85436	KAM 57	055L13	"January 18, 2005"	"January 18, 2007"	418.04	PENDING
F85437	KAM 58	065I16	"January 18, 2005"	"January 18, 2007"	418.04	PENDING

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Claim No.	Name	NTS	Recorded Date	Anniversary Date	Hectares	Status
F85438	YATH 12	065I14	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85439	YATH 13	065I14	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85440	YATH 14	065I14	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85441	YATH 15	065I14	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85442	YATH 16	065I14	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85443	YATH 17	065I14	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85444	YATH 18	065I14	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85445	YATH 19	065I14	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85446	YATH 20	065I14	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85447	YATH 21	065I13	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85448	YATH 22	065I13	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85449	YATH 23	065I13	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85450	YATH 24	065I13	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85451	YATH 25	065I13	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85452	YATH 26	065I13	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85453	YATH 27	065I13	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85454	YATH 28	065I13	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85455	YATH 29	065I13	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85456	YATH 30	065I13	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85457	YATH 31	065I13	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85458	YATH 32	065I13	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85459	YATH 33	065I13	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85460	YATH 34	065I13	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85461	YATH 35	065I13	"January 18, 2005"	"January 18, 2007"	1045.1	ACTIVE
F85462	TYR 1	065I16	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85463	TYR 2	065I16	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85464	TYR 3	065I16	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85465	TYR 4	065I16	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85466	TYR 5	065I16	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85467	TYR 6	065I16	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85468	TYR 7	065I16	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85470	TYR 8	065I16	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85471	TYR 9	065I09	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85472	TYR 10	065I16	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85473	TYR 11	065I16	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85474	TYR 12	065I16	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85475	TYR 13	065I16	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85476	TYR 14	065I09	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85477	TYR 15	065I09	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85478	TYR 16	065I15	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85479	TYR 17	065I15	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85480	TYR 36	065I15	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85481	TYR 37	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85482	TYR 38	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85483	TYR 39	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85484	TYR 40	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85485	TYR 41	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85486	TYR 42	065I15	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85487	TYR 43	065I15	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85488	TYR 44	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85489	TYR 45	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85490	TYR 46	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85491	TYR 47	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85492	TYR 48	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85493	TYR 49	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING

Claim No.	Name	NTS	Recorded Date	Anniversary Date	Hectares	Status
F85494	TYR 50	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85495	TYR 51	065I15	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85496	TYR 52	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85497	TYR 53	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85498	TYR 54	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85499	TYR 55	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85500	TYR 56	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85501	TYR 57	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85502	TYR 58	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85503	TYR 59	065I15	"January 20, 2005"	"January 20, 2007"	627.06	PENDING
F85504	TYR 60	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85505	TYR 61	065I10	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85506	TYR 62	065I11	"January 20, 2005"	"January 20, 2007"	1045.1	PENDING
F85580	NUB 1	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85581	NUB 2	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85582	NUB 3	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85583	NUB 4	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85584	NUB 5	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85585	NUB 6	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85586	NUB 7	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85587	NUB 8	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85588	NUB 9	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85589	NUB 10	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85590	NUB 11	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85591	NUB 12	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85592	NUB 13	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85593	NUB 14	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85594	NUB 15	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85595	NUB 16	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85596	NUB 17	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85597	NUB 18	065I13	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85598	NUB 19	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85599	NUB 20	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85600	NUB 21	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85601	NUB 22	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85602	NUB 23	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85603	NUB 24	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85604	NUB 25	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85605	NUB 26	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85606	NUB 27	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85607	NUB 28	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85608	NUB 29	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85609	NUB 30	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85610	NUB 31	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85611	NUB 32	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85612	NUB 33	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85613	NUB 34	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85614	NUB 35	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85615	NUB 36	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85617	NUB 38	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85618	NUB 39	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85619	NUB 40	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85620	NUB 41	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85621	NUB 42	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85622	NUB 43	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Claim No.	Name	NTS	Recorded Date	Anniversary Date	Hectares	Status
F85623	NUB 44	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85624	NUB 45	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85625	NUB 46	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85626	NUB 47	065I14	"April 19, 2005"	"April 19, 2007"	334.43	PENDING
F85628	NUB 49	065I14	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85629	NUB 50	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85630	NUB 51	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85631	NUB 52	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85632	NUB 53	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85633	NUB 54	065I15	"April 19, 2005"	"April 19, 2007"	836.08	PENDING
F85634	NUB 55	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85636	NUB 57	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85637	NUB 58	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85638	NUB 59	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85639	NUB 60	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85640	NUB 61	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85641	NUB 62	065I15	"April 19, 2005"	"April 19, 2007"	836.08	PENDING
F85642	NUB 63	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85644	NUB 65	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85645	NUB 66	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85646	NUB 67	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85647	NUB 68	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85648	NUB 69	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85649	NUB 70	065I15	"April 19, 2005"	"April 19, 2007"	836.08	PENDING
F85650	NUB 71	065I15	"April 19, 2005"	"April 19, 2007"	627.06	PENDING
F85652	NUB 73	065I15	"April 19, 2005"	"April 19, 2007"	627.06	PENDING
F85653	NUB 74	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85654	NUB 75	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85655	NUB 76	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85656	NUB 77	065I15	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85657	NUB 78	065I15	"April 19, 2005"	"April 19, 2007"	836.08	PENDING
F85658	NUB 79	065I15	"April 19, 2005"	"April 19, 2007"	522.55	PENDING
F85659	NUB 80	065I15	"April 19, 2005"	"April 19, 2007"	522.55	PENDING
F85660	NUB 81	065I15	"April 19, 2005"	"April 19, 2007"	522.55	PENDING
F85661	NUB 82	065I15	"April 19, 2005"	"April 19, 2007"	522.55	PENDING
F85662	NUB 83	065I15	"April 19, 2005"	"April 19, 2007"	418.04	PENDING
F85664	NUB 85	065I13	"April 19, 2005"	"April 19, 2007"	836.08	PENDING
F85665	NUB 86	065I12	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85666	NUB 87	065I12	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85667	NUB 88	065I12	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85668	NUB 89	065I12	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85669	NUB 90	065I12	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85670	NUB 91	065I12	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85671	NUB 92	065I12	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85672	NUB 93	065I13	"April 19, 2005"	"April 19, 2007"	836.08	PENDING
F85673	NUB 94	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85674	NUB 95	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85675	NUB 96	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85676	NUB 97	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85677	NUB 98	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85678	NUB 99	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85679	NUB 100	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85680	NUB 101	065I14	"April 19, 2005"	"April 19, 2007"	836.08	PENDING
F85681	NUB 102	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85682	NUB 103	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Claim No.	Name	NTS	Recorded Date	Anniversary Date	Hectares	Status
F85683	NUB 104	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85684	NUB 105	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85685	NUB 106	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85686	NUB 107	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85687	NUB 108	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85688	NUB 109	065I14	"April 19, 2005"	"April 19, 2007"	836.08	PENDING
F85689	NUB 110	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85690	NUB 111	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85691	NUB 112	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85692	NUB 113	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85693	NUB 114	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85694	NUB 115	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85695	NUB 116	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85696	NUB 117	065I14	"April 19, 2005"	"April 19, 2007"	836.08	PENDING
F85697	NUB 118	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85698	NUB 119	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85699	NUB 120	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85700	NUB 121	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85701	NUB 122	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85702	NUB 123	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85703	NUB 124	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85704	NUB 125	065I14	"April 19, 2005"	"April 19, 2007"	836.08	PENDING
F85705	NUB 126	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85706	NUB 127	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85707	NUB 128	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85708	NUB 129	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85709	NUB 130	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85710	NUB 131	065I11	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85711	NUB 132	065I11	"April 19, 2005"	"April 19, 2007"	627.06	PENDING
F85712	NUB 133	065I14	"April 19, 2005"	"April 19, 2007"	836.08	PENDING
F85713	NUB 134	065I10	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85714	NUB 135	065I10	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85715	NUB 136	065I10	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85716	NUB 137	065I10	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85717	NUB 138	065I10	"April 19, 2005"	"April 19, 2007"	1045.1	PENDING
F85718	NUB 139	065I11	"April 19, 2005"	"April 19, 2007"	627.06	PENDING
F85719	NUB 140	065I15	"April 19, 2005"	"April 19, 2007"	836.08	PENDING
F85720	NUB 141	065I10	"April 19, 2005"	"April 19, 2007"	731.57	PENDING
F85721	NUB 142	065I10	"April 19, 2005"	"April 19, 2007"	731.57	PENDING
F85722	NUB 143	065I10	"April 19, 2005"	"April 19, 2007"	731.57	PENDING
F85723	NUB 144	065I10	"April 19, 2005"	"April 19, 2007"	731.57	PENDING
F85724	NUB 145	065I10	"April 19, 2005"	"April 19, 2007"	731.57	PENDING
F85725	NUB 146	065I15	"April 19, 2005"	"April 19, 2007"	585.26	PENDING
F85738	NUT 201	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F85740	NUT 203	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F85741	NUT 204	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F85742	NUT 205	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F85743	NUT 206	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F85744	NUT 207	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F85745	NUT 208	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F85746	NUT 209	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F85747	NUT 210	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F85749	NUT 212	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F85750	NUT 213	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F85751	NUT 214	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Claim No.	Name	NTS	Recorded Date	Anniversary Date	Hectares	Status
F85752	NUT 215	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F85753	NUT 216	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F85754	NUT 217	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F85755	NUT 218	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F85756	NUT 219	065P03	"April 19, 2005"	"April 19, 2007"	1045.1	ACTIVE
F85758	NUT 221	065P03	"April 19, 2005"	"April 19, 2007"	731.57	ACTIVE
F85759	NUT 222	065P03	"April 19, 2005"	"April 19, 2007"	731.57	ACTIVE
F85760	NUT 223	065P03	"April 19, 2005"	"April 19, 2007"	731.57	ACTIVE
F85761	NUT 224	065P03	"April 19, 2005"	"April 19, 2007"	731.57	ACTIVE
F85762	NUT 225	065P03	"April 19, 2005"	"April 19, 2007"	731.57	ACTIVE
F85763	NUT 226	065P03	"April 19, 2005"	"April 19, 2007"	731.57	ACTIVE
F85764	NUT 227	065P03	"April 19, 2005"	"April 19, 2007"	731.57	ACTIVE
F85765	NUT 228	065P03	"April 19, 2005"	"April 19, 2007"	731.57	ACTIVE
F85766	HM 1	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85767	HM 2	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85768	HM 3	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85769	HM 4	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85770	HM 5	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85771	HM 6	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85772	HM 7	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85773	HM 8	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85774	HM 9	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85775	HM 10	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85776	HM 11	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85777	HM 12	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85778	HM 13	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85779	HM 14	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85780	HM 15	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85781	HM 16	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85782	HM 17	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85783	HM 18	065I11	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85784	HM 19	065I10	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85785	HM 20	065I10	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85786	HM 21	065I10	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85787	HM 22	065I10	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85788	HM 23	065I10	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85789	HM 24	065I10	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85790	HM 25	065I10	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85791	HM 26	065I10	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85792	HM 27	065I10	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85793	HM 28	065I10	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85794	HM 29	065I10	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85795	HM 30	065I10	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85796	HM 31	065I10	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING
F85797	HM 32	065I10	"November 16, 2005"	"November 16, 2007"	1045.1	PENDING

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

APPENDIX II

DRILL HOLES

i

Hole No.	Location	Elevation (m)	Total Depth (m)	Dip (°)	Az(°)	Zone
FL99-01	400W, 125N,	114	146	-50	176	EAST ZONE I
FL99-02	4700W, 35N	127.9	138,	-50	176	WEST PIT
FL99-03	5200W, 50N	138.9	104	-50	176	WEST
FL99-04	5350W, 100N	138.6	101	-50	176	WEST
FL99-05	400W, 175N	114	166	-75	176	EAST ZONE I
FL99-06	1100E, 398N	119.6	179.5	-50	176	EAST ZONE II
FL99-07	1100E, 478N	120	301	-70	176	EAST ZONE II
FL99-08	5350W, 300N	132.3	281	-50	176	WEST
FL99-09	4500W, 140N	121.4	158	-50	176	WEST PIT
FL99-10,	4500W, 140N	121.4	320	-80	176	WEST PIT
FL99-11	4500W, 180N	122	212	-80	176	WEST PIT
FL99-12	9886W, 1648S	186	98	-45	176	SOUTH DISC
FL99-13	9886 W, 1648S	186	98	-45	146	SOUTH DISC
FL99-14	5600W, 540S	145	131	-45	176	WEST SOUTH
FL99-15	5600W, 430S	145	168	-60	176	WEST SOUTH
FL99-16	4262W, 258N	122	281	-65	176	WEST PIT
FL99-17	4759W, 232N	125	341	-60	176	WEST PIT
FL99-18	5252W, 232N	125	398	-80	176	WEST PIT
FL99-19	5252W, 268N	134	301	-60	176	WEST
FL00-20	244E, 357N	115.5	401	-66.5	176	N/A
FL00-21	410W, 272N	115.6	334	-80	176	EAST ZONE I
FL00-22	5200W, 525S	135.6	262.2	-45	176	WEST SOUTH
FL00-23	5200W, 525S	135.6	209	-75	171	WEST SOUTH
FL00-24	5050, 625S	133.8	233	-50	167	WEST SOUTH
FL00-25	3600W, 225N	115.6	44	-60	176	WEST
FL00-26	732W, 170N	115.5	215	-50	176	EAST ZONE I
FL00-27	732W, 170N	115.5	211	-80	170	EAST ZONE I
FL00-28	732W, 110N	115.6	110	-50	176	EAST ZONE I
FL00-29	3597W, 222N	115.7	200	-60	176	WEST
FL00-30	0, 265N	115.6	194	-60	171	EAST ZONE I
FL00-31	853E, 290N	115.6	305	-85	169	EAST ZONE I
FL00-32	5009W, 240N	131	278	-60	175	WEST
FL00-33	5009W, 296N	128	341	-60	176	WEST
FL00-34	5129W, 234N	132	257	-60	176	WEST
FL00-35	5129W, 234N	132	317.4	-80	176	WEST
FL00-36	5252W, 338N	130.8	286.5	-60	172	WEST
FL00-37	5612W, 292N	133.1	216	-60	176	WEST
FL00-38	5612W, 293N	133	250	-80	176	WEST
FL00-39	2400E, 150S	142	380	-80	176	M ZONE
FL00-40	5734W, 336N	134.1	209	-60	176	WEST
FL00-41	5734W, 336N	134.1	389	-80	176	WEST
FL00-42	5734W, 380N	133.1	326	-80	176	WEST
FL00-43	2400E, 150S	142.1	323	-60	176	M ZONE
FL00-44	6000W, 400N	139.1	257	-60	176	WEST
FL00-45	2500E, 230S	142.8	380	-60	176	M ZONE
FL00-46	6000W, 400N	139	323	-80	176	WEST
FL00-47	2500E, 230S	142.8	302	-80	188	M ZONE
FL00-48	6000W, 540N	135.3	364.7	-60	176	WEST
FL00-49	2300E, 150S	143.8	362	-60	180	M ZONE
FL00-50	6000W, 540N	135.2	398.4	-80	176	WEST
FL00-51	2400E, 930S	131.7	158	-60	176	A51
FL00-52	6200W, 600N	138.9	453.3	-60	190	WEST
FL00-53	2400E, 930S	131.8	143	-80	170	A51
FL00-54	6200W, 600N	138.8	647	-80	181	WEST

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Location	Elevation (m)	Total Depth (m)	Dip (^{0})	Az(^{0})	Zone
FL00-55	4000E, 575S	169.3	242	-60	187	A51
FL00-56	6400W, 700N	142.3	638.7	-60	176	WEST
FL00-57	4100E, 450S	170.1	245.3	-60	185	A51
FL00-58	5856W, 350N	138.1	194	-60	180	WEST
FL00-59	5612W, 443N	131.6	347	-60	176	WEST
FL00-60	5612W, 443N	131.8	353	-80	176	WEST
FL00-61	5856W, 425N	135.1	263	-60	181	WEST
FL00-62	6400W, 700N	142.3	1003	-75	176	WEST
FL00-63	5856W, 425N	135.1	339	-80	189	WEST
FL00-64	5612W, 512N	132.2	398.2	-80	181	WEST
FL00-65	5734W, 570N	132.1	415	-60	181	WEST
FL00-66	5734W, 570N	132.1	470	-73	178	WEST
FL00-67	5734W, 570N	132.1	545	-83	180	WEST
FL01-68	5612W, 658N	131	519	-73	177	WEST
FL01-69	5612W, 658N	130.9	570	-80	176	WEST
FL01-70,	5734W, 740N	132.1	599	-70	179	WEST
FL01-71,	5856W, 625N	131.6	416	-65	176	WEST
FL01-72	5856W, 625N	131.6	605	-85	189	WEST
FL01-73	5734W, 805N	131.5	667	-70	183	WEST
FL01-74	5856W, 625N	131.6	514	-77.5	183	WEST
FL01-75	5856W, 825N	133.1	676	-70	176	WEST
FL01-76	5486W, 665N	130.8	506	-65	179	WEST
FL01-77	5960W, 790N	134.7	625	-70	177	WEST
FL01-78	5486W, 665N	130.8	527	-75	179.5	WEST
FL01-79	5486W, 665N	130.6	509	-53	176	WEST
FL01-80	5960W, 790N	134.5	538.4	-60	176	WEST
FL01-81	5360W, 575N	129.1	497	-75	176	WEST
FL01-82	6200W, 774N	137.4	722	-73	176	WEST
FL01-83	5360W, 575N	129.2	474.5	-61	172	WEST
FL01-84	6200W, 776N	137.4	792	-80	182	WEST
FL01-85	5360W, 575N	129.2	756.8	-50	174	WEST
FL01-86	6600W, 700N	146.9	605.5	-65	179	WEST
FL01-87	2400E, 10S	147	357.1	-70	184	M ZONE
FL01-88	6300W, 809N	138.9	726	-70	176	WEST
FL01-89	6600W, 700N	146.9	872	-85	180.9	WEST
FL01-90	2500E, 75S	145	365.6	-75	176	M ZONE
FL01-91	6300W, 809N	138.9	910	-80	185	WEST
FL01-92	6600W, 700N	146.9	884	-78	183	WEST
FL01-93	2500E, 65S	146	426.7	-90	176	M ZONE
FL01-94	3200E, 50S	135	341	-70	181.5	M ZONE
FL01-95	6800W, 812N	150.8	902	-70	178	WEST
FL01-96	6100W, 775N	136.7	653	-73	174	WEST
FL01-97	3200E, 50S	135	380	-85	190	M ZONE
FL01-98	1600E, 550N	139	83	-50	176	EAST ZONE II
FL01-99	6200W, 854N	137.3	869	-80	188	WEST
FL01-100	1600E, 550N	139	254	-55	174	EAST ZONE II
FL01-101	6800W, 812N	150.7	1061	-78	176	WEST
FL01-102	1400E, 405N	135	149	-45	174	EAST ZONE II
FL01-103	1400E, 405N	135	149	-85	176	EAST ZONE II
FL01-104	6300W, 890N	138.9	977	-80.3	181	WEST
FL01-105	6400W, 835N	137.3	368	-78	181	WEST
FL02-101W1	6800W, 812N	150.7	1038.5	-78	176	WEST
FL02-101W2	6800W, 812N	150.7	1070	-78	176	WEST
FL02-101W3	6800W, 812N	150.7	863	-78	176	WEST

Hole No.	Location	Elevation (m)	Total Depth (m)	Dip (⁰)	Az(⁰)	Zone
FL02-101W4	6800W ,812N	150.7	1010	-78	176	WEST
FL02-101W5	6800W, 812N	150.7	1013	-78	176	WEST
FL02-105A	6400W, 835	141.4	971	-80	176	WEST
FL02-106	4268W, 32N	120.9	71	-56	176	WEST PIT
FL02-107	4268W, 67N	118.3	101	-55	176	WEST PIT
FL02-108	4320W, 110N	119.0	347	-57.7	178	WEST PIT
FL02-109	4320W, 170N	119.9	203	-60	176	WEST PIT
FL02-110	4450W, 95N	123.1	164	-60	179	WEST PIT
FL02-111	7600W, 160N	119.8	212	-59.6	185.1	WEST PIT
FL02-112	7600W, 745N	155.2	1490.8	-76	185.6	119 ZONE
FL02-113	4520W, 10S	126.7	95	-60	176	WEST PIT
FL02-114	4580W, 10S	127.4	74	-60	176	WEST PIT
FL02-115	4580W, 120N	125.1	182	-50	176	WEST PIT
FL02-116	4580W, 30N	126.9	152	-60	178	WEST PIT
FL02-117	4700W, 25S	129.5	101	-60	171	WEST PIT
FL02-118	4700W, 100N	125.9	218	-60	176	WEST PIT
FL02-119	7600W, 553N	161.9	1229.1	-75.5	176	119 ZONE
FL02-120	4820W, 30S	131.0	122	-60	179	WEST PIT
FL02-121	4820W, 40N	129.2	152	,-60	179	WEST PIT
FL02-122	4820W, 110N	127.8	212	-60	177	WEST PIT
FL02-123	4820W, 180N	125.6	362	-60	180	WEST PIT
FL02-124	4820W, 180N	125.6	352	-75	185	WEST PIT
FL02-125	4940W, 30S	133.7	104	-60	180	WEST PIT
FL02-126	4940W, 40N	131.4	134	-60	183	WEST PIT
FL02-127	4940W, 110N	129.7	179	-60	179	WEST PIT
FL02-128	5000W, 15S	134.5	101	-60	182	WEST PIT
FL02-129	5060W, 15N	135.7	104	-60	182	WEST
FL02-130	5120W, 27N	138.0	113	-45	184	WEST
FL02-131	5120W, 360N	129.3	368	-70	177.8	WEST
FL02-132	7600W, 555N	161.9	1157	-72	176	119 ZONE
FL02-133	5240W, 403N	130.1	323	-72	176	WEST
FL02-134	4290W, 170N	120.2	185.8	-60	178	WEST PIT
FL02-135	4350W, 170N	120.4	224	-60	182	WEST PIT
FL02-136	4268W, 67N	118.9	100	-55	171	WEST PIT
FL02-137	8006W, 447N	166.4	1196	-70	176	119 ZONE
FL02-138	7800W, 500N	163.6	1172	-70	174	119 ZONE
FL02-139	8006W, 447	166.4	1258.5	-74	178	119 ZONE
FL02-140	7800W, 500N	163.6	1253.9	-75	179.8	119 ZONE
FL02-141	8006W, 447N	166.4	1676	-79	172.5	119 ZONE
FL02-142	4350W, 170N	120.4	422	-65	179.5	WEST PIT
FL02-143	4350W, 170N	120.4	258.2	-68.5	176	WEST PIT
FL02-144	4380W, 175N	120.7	302	-60	176	WEST PIT
FL02-145	4380W, 175N	120.7	363	-55	175	WEST PIT
FL02-146	4380W, 175N	120.7	203	-50	176	WEST PIT
FL02-147	4410W, 180N	121.1	368.6	-60	176	WEST PIT
FL02-148	4410W, 180N	121.1	338	-55	183	WEST PIT
FL02-149	4410W, 180N	121.1	281	-50	176	WEST PIT
FL02-150	4450W, 160N	120	233	-50	176	WEST PIT
FL02-151	4450W, 160N	120	386	-70	172	WEST PIT
FL02-152	4320W, 170N	119.9	347	-55	176	WEST PIT
FL03-153	4350W, 140N	120	293	-60	179	WEST PIT
FL03-154	4320W, 180N	119.9	365	-60	176	WEST PIT
FL03-155	4145W, 152N	119.3	355	-62	176	WEST PIT
FL03-156	4410W, 133N	121	240	-50	185	WEST PIT

Hole No.	Location	Elevation (m)	Total Depth (m)	Dip (⁰)	Az(⁰)	Zone
FL03-157	4580W, 195N	124.2	299	-50	174	WEST PIT
FL03-158	4205W, 160W	119.7	329	-60	176	WEST PIT
FL03-159	4085W, 140W	118.9	347	-60	176	WEST PIT
FL03-160	3597W, 183W	113.6	348	-56	176	CENTRAL
FL03-161	4350W, 90N	118.5	245	-60	176	WEST PIT
FL04-162	4580W, 160N	124	296	-49.2	177.8	WEST PIT
FL04-163	4580W, 160N	124	368	-65.4	179.1	WEST PIT
FL04-164	4610W, 195N	123.8	329	-50.3	177.5	WEST PIT
FL04-165	4550W, 195N	123	302	-50.1	175.8	WEST PIT
FL04-166	4205W, 90N	117.8	221	-59.8	174.1	WEST PIT
FL04-167	4245W, 165N	119.4	342.4	-59.8	176	WEST PIT
FL04-168	4245W, 165N	119.4	302	-69.9	180.2	WEST PIT
FL04-169	4005W, 140N	117.6	347	-60.2	171.8	WEST PIT
FL04-170	3567W, 183N	115.3	266	-56.2	180	CENTRAL
FL04-171	3627W, 183N	115.3	251	-59.4	176.8	CENTRAL
FL04-172	3700W, 170N	115.3	332	-57.7	180	CENTRAL
FL04-173	3800W, 160N	115.6	269	-60	168	CENTRAL
FL04-174	8380W, 1167N	186.3	1447.5	-75.8	143.8	119 ZONE EXT
FL04-174A	8380W, 1167N	186.3	1382	-75.8	143.8	119 ZONE EXT
FL04-174B	8380W, 1167N	186.3	1360.8	-75.8	143.8	119 ZONE EXT
FL04-175	3900W, 140N	116.1	374	-60	173	CENTRAL
FL04-176	3970W, 140N	116.2	311	-60	174	CENTRAL
FL04-177	4655W, 170N	123.6	410	-60.7	171.1	WEST PIT
FL04-178	4940W, 175N	128.2	296	-59.9	179.4	WEST PIT
FL04-179	4940W, 175N	128.2	356.3	-74.4	178.6	WEST PIT
FL04-180	4850W, 175N	126.4	315	-60.3	179.9	WEST PIT
FL04-181	4850W, 175N	126.4	365	-74.7	181.1	WEST PIT
FL04-182	4790W, 175N	124.9	323	-60	175.5	WEST PIT
FL04-183	4790W, 175N	124.9	392	-75.2	177.7	WEST PIT
FL04-184	4745W, 170N	124.1	296	-60.9	179	WEST PIT
FL04-185	4745W, 170N	124.1	359	-74.4	182	WEST PIT
FL04-186	4700W, 175N	123.7	326	-60.1	177.4	WEST PIT
FL04-187	4700W, 175N	123.7	356.3	-75.1	179.1	WEST PIT
FL04-188	4580W, 195N	124.2	305	-50.9	175.1	WEST PIT
FL04-189	5700W, 200N	135.9	320	-60.3	179	WEST
FL04-190	5800W, 200N	138.1	248	-60.1	176.1	WEST
FL04-191	3830W, 168N	115.8	302	-56.5	176	CENTRAL
FL04-192	3935W, 140N	116.1	337	-62	181.7	CENTRAL
FL04-193	3935W, 140N	116.1	323	-72.1	180.3	CENTRAL
FL04-194	4880W, 175N	126.8	296	-59.4	177.5	WEST PIT
FL04-195	4880W, 175N	126.8	338	-74	177.3	WEST PIT
FL04-196	4275W, 165N	119.9	341	-60	174	WEST PIT
FL04-197	4275W, 165N	119.9	305	-74.7	177.5	WEST PIT
FL04-198	4170W, 155N	119.3	347	-60.9	174.7	WEST PIT
FL04-199	4170W, 155N	119.3	290.8	-72.2	177.5	WEST PIT
FL04-200	9000W, 1070N	192.8	1527	-74.9	143.5	119 ZONE EXT
FL04-201	4100W, 150N	119.2	311.9	-59.9	178.7	WEST PIT
FL04-202	4100W, 150N	119.2	311.8	-72.3	175.8	WEST PIT
FL04-203	4245W, 130N	118.7	290	-60.2	177.7	WEST PIT
FL04-204	4070W, 80N	117.8	266	-59.9	177	WEST PIT
FL04-205	4070W, 187N	119.6	353	-60.1	178.9	WEST PIT
FL04-206	2500E, 150S	144	520.1	-80.6	175.2	M ZONE
FL04-207	2500E, 150S	144	350	-61.2	178.2	M ZONE
FL04-208	2600E, 150S	142.9	323	-80.7	173.4	M ZONE

Hole No.	Location	Elevation (m)	Total Depth (m)	Dip (⁰)	Az(⁰)	Zone
FL04-209	4000E, 450S	168.8	245	-70.9	175.8	A51
FL04-210	6150W, 810N	136.5	906	-80.4	175.3	WEST
FL04-211	4300E, 300S	156	236	-70.1	181.6	A51
FL04-212	5200E, 500S	130.5	260	-70.7	354	A49
FL04-213	5000E, 450S	135.2	251	-71.6	353.4	A49
FL04-214	6250W, 810N	139.4	819.1	-79.8	182.5	WEST
FL05-215	3800W, 190N	115.3	245	-60	176	WEST PIT
FL05-216	3760W, 160N	115.3	248	-60	176	WEST PIT
FL05-217	4550W, 165N	122	278	-50	176	WEST PIT
FL05-218	4550W, 165N	122	323.3	-60	176	WEST PIT
FL05-219	4850W, 200N	125.8	323	-60	176	WEST PIT
FL05-220	4850W, 200N	127.8	374	-75	176	WEST PIT
FL05-221	4850W, 115N	126.6	245	-60	176	WEST PIT
FL05-222	4880W, 200N	152.3	356	-75	176	WEST PIT
FL05-223	7400W, 625N	152.7	1213.6	-70	176	WEST
FL05-224	7400W, 625N	152.7	1294.4	-75	176	WEST
FL05-225	7000W, 725N	154.5	1040.8	-68	176	WEST
FL05-226	7400W, 380N	158	1000	-77	176	WEST
FL05-227	7000W, 725N	154.5	1226	-76	176	WEST
FL05-228	7400W, 380N	158	983	-70	176	WEST
FL05-229	7400W, 380N	158	962	-81	176	WEST
FL05-230	7200W, 600N	153.4	1070	-70	176	WEST
FL05-231	7600W, 415N	154.2	1091	-75	176	119 ZONE
FL05-232	7200W, 600N	153.4	1070.2	-75	176	WEST
FL05-233	7600W, 414N	154.2	1025	-70	176	119 ZONE
FL05-234	7200W, 600N	153.4	1353	-82	176	WEST
FL05-235	4085W, 140N	118.9	122	-60	188	WEST PIT
FL05-236	4085W, 140N	118.9	131	-60	156	WEST PIT
FL05-237	4085W, 40N,	116.9	140	-50	356	WEST PIT
FL05-238	4085W, 40N	116.9	152	-70	356	WEST PIT
FL05-239	4755W, 30S	130	158	-50	176	WEST PIT
FL05-240	4755W, 30S	130	104	-50	156	WEST PIT
FL05-241	4755W, 30S	130	134	-50	196	WEST PIT
FL05-242	4755W, 90S	132.7	128	-45	356	WEST PIT
FL05-243	4755W, 68S	130.9	71	-70	356	WEST PIT

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

APPENDIX III

RESULTS OF 1999-2002 DIAMOND DRILLING

FERGUSON LAKE Nickel-Copper-Cobalt-PGE PROPERTY

1999 DRILLING – SUMMARY OF SIGNIFICANT INTERCEPTS

EAST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL99-01	4+00W 1+25N	-50	180	74.60-77.82	3.22	0.93	0.68	0.09	1.07	0.82
			(including	74.60-75.67	1.07	1.04	1.07	0.13	1.65	0.36)
				77.82-82.16		Post-mineral basic dyke				
				82.16-86.50	4.34	1.07	0.71	0.1	1.98	0.37
FL99-05	4+00W 1+75N	-75	180	117.48-128.57	11.09	0.92	0.76	0.1	1.24	0.32
			(including	120.75-125.13	4.38	0.94	0.96	0.12	1.51	0.28)
FL99-06	11+00E 3+98N	-50	176	85.55-97.50	11.95	0.82	0.23	0.04	0.49	0.08
			(including	86.00-90.02	4.02	1.46	0.28	0.04	0.62	0.11)
			(and	94.46-97.00	4.6	0.74	0.32	0.06	0.63	0.10)
FL99-07	11+00E 4+78N	-70	176	229.15-233.57	4.42	0.49	0.47	0.06	1.33	0.33
			(including	230.61-233.00	2.39	0.46	0.61	0.07	1.4	0.47)

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL99-02	47+00W 0+35N	-50	180	68.50-69.25	0.75	0.46	0.18	0.02	0.5	0.02
				74.80-77.00	2.2	0.7	0.33	0.08	0.92	0.07
			(including	74.80-75.80	1	0.86	0.61	0.12	1.69	0.11)
FL99-03	52+00W 0+50N	-50	180	41.85-54.30	12.45	0.72	0.39	0.05	0.99	0.18
			(including	43.24-45.63	2.39	1.03	0.52	0.06	1.23	0.23)
			(and	49.08-54.30	5.22	0.85	0.51	0.07	1.23	0.24)
FL99-04	53+50W 1+00N	-50	180	55.20-67.70	12.5	0.64	0.35	0.05	0.99	0.15
			(including	61.70-67.70	6	0.73	0.61	0.08	1.56	0.21)
FL99-08	53+50W 3+00N	-50	176	196.65-198.80	2.15	0.61	0.18	0.03	0.23	0.05
				207.65-210.30	2.65	0.66	0.25	0.03	0.66	0.36
			(including	207.65-208.67	1.02	1	0.2	0.03	0.5	0.59)
			(and	208.95-210.30	1.35	0.52	0.33	0.04	0.92	0.26)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL99-09	45+00W 1+40N	-50	176	104.60-111.18	6.58	0.56	0.51	0.08	1.08	0.08
			(including	104.60-107.00	2.4	0.82	0.63	0.09	1.39	0.10)
			(and	108.82-111.18	2.36	0.54	0.63	0.1	1.56	0.12)
				111.18-122.89		Diabase/gabbro intrusion				
				122.89-138.33	15.44	0.97	0.64	0.1	1.28	0.07
			(including	123.95-130.60	6.65	1.12	0.72	0.11	1.56	0.12)
FL99-10	45+00W 1+40N	-80	176	110.50-136.43	25.93	1.35	0.5	0.07	1.08	0.12
			(including	114.50-118.10	3.6	1.6	0.48	0.08	1.22	0.16)
			(and	121.60-125.00	3.4	3.62	0.42	0.06	1.1	0.09)
			(and	127.12-129.40	2.28	1.35	0.72	0.11	1.34	0.17)
FL99-11	45+00W 2+05N	-80	176	145.50-149.60	4.1	0.5	0.18	0.03	0.43	0.01
			(including	146.00-148.50	2.5	0.59	0.25	0.04	0.62	0.02)
				148.50-160.50		Diabase/gabbro intrusion				
				160.50-162.30	1.8	0.31	0.59	0.09	0.92	0.08
FL99-16	42+62W 2+58N	-65	176	241.40-242.20	0.8	0.28	0.05	0.006	0.08	0.03
				245.84-248.05	2.21	0.36	0.04	0.005	0.07	0.02
			(including	246.84-247.05	0.21	3.7	0.27	0.03	0.61	0.07)
FL99-17	47+59W 2+32N	-60	176	185.00-205.06	20.08	0.99	0.63	0.1	1.13	0.13
			(including	185.00-201.39	16.39	1.2	0.76	0.12	1.31	0.14)
				270.30-275.00	4.7	0.38	0.34	0.05	1.7	0.18
			(including	270.80-272.50	1.7	0.61	0.54	0.08	2.78	0.22)
FL99-18	47+59W 2+32N	-80	176	241.00-248.00	7	0.06	0.04	0.008	0.12	0.13
			(including	242.00-243.79	1.79	0.11	0.11	0.01	0.35	0.14)
FL99-19	52+52W 2+68N	-60	176	198.03-206.00	7.97	0.76	0.45	0.06	1.27	0.2
			(including	199.96-205.34	5.38	0.82	0.53	0.07	1.56	0.22)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

SOUTH DISCOVERY ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL99-12	98+86W 16+48S	-45	176	41.50-55.00	13.5	0.13	0.11	0.03	0.11	0.02
			(including	43.00-44.50	1.5	0.39	0.5	0.1	0.57	0.02)
			(and	47.56-48.90	1.34	0.55	0.5	0.09	0.24	0.03)
			(and	52.23-53.70	1.47	0.4	0.25	0.04	0.34	0.03)
FL99-13	98+86W 16+48S	-45	146	47.50-57.00	9.5	0.3	0.19	0.04	0.29	0.02
			(including	50.40-52.70	2.3	0.57	0.36	0.08	0.64	0.03)
			(and	53.95-55.00	1.05	0.62	0.13	0.02	0.13	0.02)

WEST ZONE SOUTH

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL99-14	56+00W 5+40S	-45	176	21.50-22.60	1.1	0.11	0.08	0.02	0.59	0.14
FL99-15	56+00W 4+30S	-80	176	119.40-125.00	5.6	0.24	0.21	0.04	0.97	0.26
			(including	119.40-121.78	2.38	0.49	0.36	0.06	1.79	0.57)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

FERGUSON LAKE Nickel-Copper-Cobalt-PGE PROPERTY

2000 DRILLING – SUMMARY OF SIGNIFICANT INTERCEPTS

Holes FL00-21 through FL00-67

EAST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL00-21	4+10W 2+72N	-80	176	217.50-225.53	8.03	0.08	0.09	0.013	0.17	0.04
			(including	221.00-222.63	1.63	0.08	0.14	0.022	0.17	0.07)
			(and	224.00-225.53	1.53	0.33	0.23	0.022	0.56	0.07)
FL00-26	7+32W 1+70N	-50	176	124.47-131.00	6.53	0.39	0.31	0.037	0.6	0.08
			(including	124.47-126.90	2.43	0.71	0.58	0.049	1.11	0.03)
FL00-27	7+32W 1+70N	-80	176	157.63-162.29	4.66	0.35	0.54	0.044	0.67	0.09
			(including	158.13-162.29	4.16	0.38	0.61	0.049	0.74	0.10)
			(and	158.13-159.33	1.2	0.3	1.49	0.052	1.38	0.14)
			(and	160.83-162.29	1.46	0.52	0.34	0.083	0.74	0.12)
FL00-28	7+32W 1+10N	-50	176	76.55-84.03	5.78	0.65	0.35	0.051	0.61	0.11
			(including	79.76-81.25	1.49	1.03	0.49	0.066	1.07	0.15)
FL00-30	0+00W 2+65N	-60	176	110.17-111.33	1.16	0.11	0.03	0.028	0.07	0.07

WEST ZONE SOUTH

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL00-22	52+00W 5+25S	-45	178	63.07-64.64	1.57	0.11	0.03	0.01	0.02	0.005
				96.44-98.84	2.4	0.12	0.04	0.01	0.15	0.33
			(including	98.46-98.84	0.38	0.3	0.12	0.05	0.62	0.17)
				123.03-124.56	1.53	0.6	1	0.16	2.48	0.1
FL00-23	52+00W 5+25S	-75	178	104.64-112.08	7.44	0.23	0.22	0.032	0.97	0.15
			(including	104.64-105.68	1.04	0.58	0.56	0.077	2.21	0.51)
			(and	107.20-108.63	1.43	0.34	0.54	0.073	2.47	0.15)
				118.13-122.21	4.08	0.38	0.07	0.013	0.4	0.2
			(including	118.13-119.17	1.04	0.62	0.22	0.031	1.15	0.63)
			(and	121.73-122.21	0.48	1.35	0.05	0.011	0.63	0.28)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
WEST ZONE SOUTH										
FL00-24	50+50W 6+25S	-50	176	10.00-12.75	2.75	0.25	0.08	0.019	0.02	0.006
				100.95-101.20	0.25	0.16	0.23	0.036	1.27	0.19
CENTRAL (Lake) ZONE										
FL00-29	36+00W 2+25N	-60	176	81.70-85.10	3.4	0.23	0.36	0.009	0.08	0.03
				96.39-96.89	0.5	0.1	0.02	0.016	0.04	0.01
M ZONE										
FL00-39	24+00E 1+50S	-80	176	259.20-260.20	1	0.34	0.52	0.083	3.32	0.76
				281.00-283.70	2.7	0.52	0.09	0.019	0.44	0.07
FL00-43	24+00E 1+50S	-60	176	254.40-277.72	23.32	0.51	0.39	0.057	1.05	0.13
			(including	262.30-266.70	4.4	0.3	0.59	0.083	1.28	0.15)
			(and	270.55-277.72	7.17	1.01	0.71	0.103	1.94	0.13)
FL00-45	25+00E 2+30S	-60	176	257.88-259.92	2.04	0.84	0.26	0.041	0.51	0.14
FL00-47	25+00E 2+30S	-80	176	241.00-247.16	6.16	0.36	0.18	0.026	0.52	0.15
			(including	244.00-247.16	3.16	0.52	0.23	0.036	0.7	0.11)
			(including	244.85-247.16	2.31	0.53	0.3	0.046	0.87	0.27)
FL00-49	23+00E 1+50S	-60	176	271.59-271.81	0.22	0.34	0.45	0.064	1.7	2.06
ANOMALY 51										
FL00-51	24+00E 9+30S	-60	176	5.66-6.66	1	0.49	0.01	0.009	0.002	0.005
				8.18-10.53	2.35	0.21	0.003	0.003	0.001	0.005
				49.55-50.00	0.45	0.09	0.1	0.024	0.005	0.005
				107.20-110.45	3.25	0.14	0.26	0.041	0.78	0.09
			(including	109.58-110.45	0.87	0.18	0.71	0.093	1.64	0.17)
				112.05-112.45	0.4	0.3	0.15	0.02	0.45	0.08

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

ANOMALY 51

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL00-53	24+00E 9+30S	-80	176	85.07-90.65	5.58	0.31	0.35	0.05	0.98	0.1
			(including	85.07-87.10	2.03	0.5	0.4	0.06	1.14	0.23)
			(including	88.33-90.65	2.32	0.3	0.47	0.064	1.28	0.02)
				106.24-108.27	2.03	0.26	0.11	0.019	0.37	0.09
FL00-55	40+00E 5+75S	-60	176	115.68-116.00	0.32	0.47	0.85	0.159	1.68	0.008
FL00-57	41+00E 4+50S	-60	176	127.15-129.00	1.85	0.05	0.1	0.021	0.23	0.05
				218.85-220.30	1.45	0.12	0.02	0.01	0.02	0.006

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL00-32	50+09W 2+40N	-60	176	204.00-218.10	14.1	0.34	0.24	0.028	0.54	0.13
			(including	212.52-218.10	5.58	0.45	0.443	0.048	0.93	0.17)
			(and	215.54-218.10	2.56	0.52	0.42	0.051	0.88	0.14)
FL00-33	50+09W 2+96N	-60	176	249.19-262.53	13.34	0.87	0.49	0.063	1.11	0.11
			(including	249.69-254.80	5.11	1.05	0.83	0.1	1.79	0.15)
			(and	256.36-259.12	2.76	1.27	0.43	0.064	0.99	0.11)
				275.91-277.55	1.64	1.35	0.54	0.076	1.59	0.48
				281.00-285.87	4.87	0.81	0.39	0.064	1.46	0.21
				295.34-296.62	1.28	0.56	1.14	0.156	3.1	0.16
FL00-34	51+29W 2+34N	-60	176	191.60-199.09	7.49	0.64	0.38	0.043	0.89	0.17
			(including	195.34-199.09	3.75	0.88	0.69	0.077	1.6	0.28)
FL00-35	51+29W 2+34N	-80	176	198.15-200.85	2.7	0.26	0.12	0.01	0.2	0.02
				209.00-213.01	4.01	0.32	0.1	0.017	0.31	0.08
				217.86-219.73	1.87	1.27	0.31	0.042	0.88	0.15
				233.70-233.97	0.27	1.23	0.19	0.032	5.13	0.56
FL00-36	52+52W 3+38N	-60	176	248.20-250.08	3.86	0.92	0.34	0.037	0.9	0.13
			(including	246.60-248.86	2.26	1.21	0.44	0.046	1.21	0.16)
FL00-37	56+12W 2+92N	-60	176	122.43-131.60	9.17	0.28	0.18	0.021	0.37	0.09
			(including	122.43-125.60	3.17	0.55	0.4	0.045	0.87	0.12)
				136.80-147.85	11.05	0.73	0.31	0.038	0.7	0.1
			(including	137.35-144.20	6.85	1.01	0.44	0.053	0.99	0.13)
				154.54-180.55	6.01	0.64	0.19	0.029	0.53	0.12
			(including	157.40-160.55	3.15	0.79	0.24	0.037	0.66	0.13)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL00-38	56+12W 2+93N	-80	176	166.50-184.92	18.42	0.36	0.21	0.028	0.54	0.08
			(including	167.20-173.82	6.62	0.63	0.41	0.054	1.24	0.07)
				197.14-202.70	5.56	1.24	0.17	0.024	0.57	0.04
FL00-40	57+34W 3+36N	-60	176	153.71-169.50	15.79	0.34	0.25	0.041	0.5	0.1
			(including	154.56-158.50	3.94	0.44	0.59	0.073	1.1	0.14)
			(and	160.59-163.45	2.86	0.56	0.26	0.046	0.62	0.16)
FL00-41	57+34W 3+36N	-80	176	187.34-258.65	71.31	0.66	0.38	0.05	0.9	0.15
			(including	188.12-190.39	2.27	1.13	0.28	0.037	0.54	0.17)
			(and	203.96-233.07	29.11	0.83	0.56	0.07	1.21	0.21)
			(and	219.87-231.74	11.87	1.15	0.78	0.094	1.66	0.29)
			(and	219.87-226.55	6.68	1	0.86	0.103	1.95	0.39)
			(and	219.87-223.87	4	0.86	0.94	0.112	2.23	0.47)
			(and	235.03-258.65	23.62	0.72	0.36	0.045	0.96	0.10)
			(and	236.33-241.72	5.39	1.26	0.47	0.058	1.27	0.11)
			(and	254.58-257.65	3.07	0.64	0.8	0.093	1.75	0.16)
FL00-42	57+34W 3+80N	-80	176	220.65-263.00	42.35	0.33	0.16	0.022	0.35	0.07
			(including	238.86-241.77	2.91	0.59	0.34	0.039	0.66	0.13)
			(and	250.97-254.10	3.13	0.96	0.7	0.085	1.48	0.15)
				268.38-299.00	30.62	0.6	0.25	0.036	0.66	0.21
			(including	276.50-285.86	9.36	0.84	0.3	0.036	0.82	0.40)
			(and	280.07-283.68	3.61	0.95	0.53	0.058	1.3	0.75)
			(and	288.68-299.00	10.32	0.77	0.38	0.046	0.95	0.20)
			(and	290.44-292.33	1.79	0.8	0.88	0.108	1.64	0.16
			(and	295.90-299.00	3.1	0.95	0.4	0.047	1.14	0.18)
FL00-44	60+00W 4+00N	-60	176	150.09-171.22	21.13	0.49	0.26	0.031	0.55	0.08
			(including	150.09-153.10	3.01	0.58	0.4	0.057	0.72	0.15)
			(and	158.67-160.72	2.05	0.57	0.51	0.06	1.09	0.12)
			(and	161.72-164.00	2.28	0.86	0.19	0.025	0.58	0.11)
			(and	168.23-170.22	1.99	1.15	1.02	0.08	2	0.15)
				180.08-185.00	4.92	0.39	0.16	0.02	0.37	0.09
			(including	180.08-182.00	1.92	0.29	0.22	0.039	0.47	0.09)
			(and	182.97-185.00	2.03	0.6	0.1	0.007	0.32	0.07)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL00-46	60+00W 4+00N	-80	176	177.47-189.27	11.8	0.54	0.44	0.057	0.84	0.12
			(including	181.00-189.27	8.27	0.61	0.5	0.062	0.96	0.13)
			(and	185.00-189.27	4.27	0.68	0.61	0.068	1.18	0.12)
			(and	187.00-189.27	2.27	0.52	0.73	0.086	1.42	0.14)
				201.00-205.86	4.86	0.45	0.2	0.035	0.52	0.07
			(including	201.00-203.03	2.03	0.51	0.19	0.026	0.59	0.05)
			(and	204.03-205.86	1.83	0.53	0.3	0.061	0.7	0.11)
FL00-48	60+00W 5+40N	-60	176	250.20-257.00	6.8	0.62	0.35	0.047	0.69	0.19
			(including	252.44-256.00	3.56	0.82	0.59	0.074	1.1	0.22)
			(and	254.00-256.00	2	0.41	0.75	0.091	1.37	0.28)
FL00-50	60+00W 5+40N	-80	176	290.70-302.56	11.86	0.58	0.41	0.053	0.9	0.1
			(including	293.90-296.90	3	0.73	0.33	0.046	0.8	0.10)
			(and	298.20-302.56	4.36	0.73	0.7	0.087	1.44	0.17)
FL00-52	62+00W 6+00N	-60	176	312.97-330.27	17.3	0.74	0.4	0.054	0.85	0.1
			(including	312.97-319.32	6.35	1.14	0.44	0.06	0.99	0.11)
			(and	314.87-319.32	4.45	1.41	0.44	0.06	1	0.11)
			(including	323.23-329.39	6.16	0.75	0.44	0.58	0.91	0.12)
			(and	325.59-329.39	3.8	0.93	0.49	0.064	0.92	0.10)
				335.00-337.80	2.8	0.73	0.4	0.06	0.93	0.14
				351.50-352.04	0.54	0.87	0.35	0.042	1.15	0.13
				369.45-411.54	42.19	0.08	0.06	0.008	0.21	0.05
			(including	399.50-408.50	9	0.15	0.1	0.009	0.37	0.08)
FL00-54	62+00W 6+00N	-80	176	406.48-417.03	10.55	0.97	0.49	0.072	1.21	0.31
			(including	411.30-417.03	5.73	1.1	0.61	0.075	1.47	0.34)
				502.32-504.37	2.05	0.2	0.18	0.034	0.62	0.08
				513.11-573.50	60.39	0.05	0.04	0.007	0.13	0.03

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL00-56	64+00W 7+00N	-60	176	453.10-462.07	8.97	0.47	0.35	0.058	0.77	0.17
			(including	453.10-458.00	4.9	0.66	0.43	0.075	1	0.11)
				472.92-473.58	0.64	0.57	0.04	0.011	0.17	0.01
				478.20-482.10	3.9	0.93	0.19	0.04	0.43	0.06
			(including	478.20-481.10	2.9	1.15	0.24	0.05	0.54	0.07)
				486.03-486.76	0.73	1.1	0.15	0.024	0.39	0.06
				509.61-527.39	17.78	0.59	0.24	0o.039	0.54	0.07
			(including	509.61-511.61	2	0.65	0.34	0.051	0.87	0.06)
			(and	514.28-516.93	2.65	0.62	0.34	0.052	0.62	0.05)
			(and	519.88-522.39	2.51	1.59	0.26	0.038	0.75	0.05)
				523.00-538.47	5.47	0.6	0.37	0.056	0.79	0.03
			(including	534.26-536.73	2.47	0.93	0.57	0.085	1.25	0.03)
				576.32-599.04	22.72	0.05	0.04	0.008	0.12	0.03
				602.92-620.55	17.63	0.04	0.06	0.01	0.1	0.02
FL00-58	58+56W 3+50N	-60	182	142.00-148.92	6.92	0.3	0.28	0.035	0.51	0.78
			(including	145.26-147.10	1.84	0.4	0.53	0.085	0.91	0.10)
			(and	147.44-148.92	1.48	0.32	0.46	0.054	0.95	0.15)
				158.00-162.05	4.05	0.6	0.17	0.019	0.45	0.05
			(including	158.00-159.90	1.9	1.01	0.27	0.027	0.71	0.07)
FL00-59	56+12W 4+42N	-60	176	249.10-253.33	4.23	0.65	0.63	0.072	1.23	0.12
				259.33-273.89	14.56	0.97	0.35	0.045	0.89	0.15
			(including	263.00-269.78	6.78	1.48	0.52	0.063	1.31	0.19)
			(and	264.62-268.26	3.64	0.75	0.73	0.081	1.59	0.20)
FL00-60	56+12W 4+42N	-80	176	228.35-230.00	1.65	1.12	0.08	0.012	0.53	0.28
				234.86-237.65	2.79	0.67	0.45	0.052	0.87	0.11
				255.20-258.25	3.05	0.36	0.32	0.036	0.93	0.22
				276.85-281.61	4.76	0.28	0.33	0.048	0.91	0.26
				289.66-294.84	5.18	0.76	0.43	0.048	0.86	0.18
			(including	289.66-293.00	3.34	0.78	0.5	0.057	1.03	0.20)
FL00-61	58+56W 4+25N	-60	182	172.75-201.80	29.05	0.42	0.26	0.037	0.6	0.1
			(including	182.00-184.05	2.05	0.6	0.37	0.043	0.95	0.12)
			(and	191.24-197.04	5.8	0.89	0.67	0.089	1.47	0.21)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL00-62	64+00W 7+00N	-75	176	560.50-565.32	4.82	0.61	0.52	0.06	1.21	0.21
			(including	560.50-564.77	4.27	0.67	0.57	0.066	1.35	0.23)
				605.76-609.86	4.1	0.13	0.1	0.017	0.34	0.05
				609.86-661.00	51.14	0.04	0.07	0.011	0.12	0.04
				752.50-786.10	33.6	0.12	0.05	0.01	0.32	0.04
			(including	755.50-757.00	1.5				1.48)	
			(including	766.50-772.00	5.5	0.26	0.06	0.013	0.41	0.03)
				796.43-827.00	30.57	0.1	0.04	0.007	0.27	0.04
			(including	809.50-812.50	3	0.25	0.06	0.01	0.43	0.07)
				838.30-842.70	4.4	0.04	0.03	0.008	2 ppb	<5 ppb
				999.54-1002.95	3.41	0.03	0.02	0.008	0.01	4 ppb
FL00-63	58+56W 4+25N	-80	182	219.10-230.66	11.56	0.32	0.17	0.03	0.39	0.08
			(including	219.10-230.66	3.13	0.55	0.28	0.04	0.63	0.09)
			(and	225.44-227.36	1.92	0.76	0.24	0.067	0.67	0.13)

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL00-64	56+12W 5+17N	-80	176	341.30-344.47	3.17	0.67	0.91	0.11	2.1	0.47
				347.73-359.00	11.27	0.98	0.67	0.062	1.73	0.39
			(including	347.73-355.93	8.2	1.04	0.76	0.092	1.93	0.43)
				355.93-357.10	1.17	DYKE				
			(including	357.85-358.56	1.46	1.44	0.87	0.105	2.4	0.56)
FL00-65	57+34W 5+70N	-60	176	326.48-326.84	0.36	0.11	1.07	0.088	2.39	0.15
				329.75-338.24	8.49	1.2	0.43	0.049	1.09	0.19
			(including	329.75-335.00	5.25	1.31	0.64	0.073	1.56	0.25)
			(including	331.80-335.00	3.2	1.39	0.71	0.081	1.65	0.30)
				342.72-364.10	21.38	0.64	0.62	0.073	1.55	0.29
			(including	342.72-351.50	8.78	0.68	0.96	0.114	2.26	0.38)
			(and	358.55-362.70	4.15	0.48	0.95	0.107	2.38	0.14)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL00-66	57+34W 5+70N	-73	176	314.10-316.76	2.66	0.44	0.24	0.0432	0.68	0.05
				322.70-325.65	2.95	0.48	0.12	0.016	0.33	0.06
				336.88-338.04	1.16	0.95	0.24	0.032	0.63	0.16
				341.81-357.62	15.81	0.96	0.53	0.059	1.38	0.3
			(including	341.81-353.70	11.89	1.19	0.67	0.075	1.71	0.31)
			(including	343.55-351.35	7.8	1.22	0.88	0.096	2.13	0.35)
				364.25-379.60	15.35	0.94	0.3	0.035	1.13	0.2
			(including	367.79-373.14	5.35	2	0.6	0.07	2.25	0.30)
				387.77-388.23	0.46	1.86	0.06	0.012	4.24	0.13
FL00-67	57+34W 5+70N	-83	176	377.69-378.16	0.47	0.36	1.2	0.118	2.6	0.02
				393.95-396.00	2.05	0.67	0.35	0.04	0.95	0.16
				399.25-418.50	19.25	0.71	0.36	0.04	1.08	0.17
			(including	402.28-408.65	6.37	0.75	0.4	0.041	1.18	0.25)
			(and	411.88-417.00	5.12	0.78	0.71	0.079	2.09	0.10)
				422.50-440.52	18.02	0.73	0.46	0.057	1.21	0.34
			(including	429.68-439.25	9.57	0.94	0.78	0.091	1.97	0.54)
			(including	430.38-436.40	6.02	0.95	0.9	0.102	2.25	0.38)
				445.70-460.10	14.4	1.5	0.74	0.087	1.85	0.27
			(including	448.26-460.10	11.84	1.71	0.89	0.104	2.18	0.30)
			(including	449.40-457.40	8	1.43	0.96	0.113	2.11	0.23)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

FERGUSON LAKE Nickel-Copper-Cobalt-PGE PROPERTY

2001 DRILLING – SUMMARY OF SIGNIFICANT INTERCEPTS

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-68	56+12W 6+58N	-70	176	421.63-427.70	6.07	9919 (0.99%	7494 0.75%	0.091	1338 1.34 g/t	330 0.33 g/t
			(including	421.92-427.18	5.26	10510 (1.05%	8454 0.85%	0.103	1926 1.93 g/t	372) 0.37 g/t
				430.90-433.05	2.15	5329 (0.53%	5295 0.53%	0.053	1548 1.55 g/t	398 0.40 g/t
				437.87-455.65	17.78	10423 (1.04%	6942 0.69%	0.084	1695 1.70 g/t	333 0.33 g/t
			(including	440.88-454.72	13.84	10981 (1.10%	8215 0.82%	0.097	1942 1.94 g/t	313) 0.31 g/t
			(and	440.88-447.40	6.52	12927 (1.29%	9494 0.96%	0.116	2202 2.20 g/t	395) 0.40 g/t
			(and	449.00-454.72	5.72	10856 (1.09%	8834 0.88%	0.101	2143 2.14 g/t	294) 0.29 g/t
				486.30-472.11	5.81	7100 (0.71%	5048 0.50%	0.062	1179 1.18 g/t	135 0.14 g/t
			(including	468.81-471.41	2.6	7023 (0.70%	9054 0.91%	0.107	1977 1.98 g/t	181) 0.18 g/t

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-69	56+12W 6+58N	-70	176	427.14-428.86	1.72	9138 (0.91%)	2794 0.28%	0.034	806 0.81 g/t	30 0.03 g/t
				436.89-443.22	10.68	13093 (1.31%)	8316 0.83%	0.104	2093 2.09 g/t	253 0.25 g/t
			(including	436.89-443.22	6.33	17989 (1.80%)	9693 0.97%	0.122	2647 2.65 g/t	387 0.39 g/t
			(and	444.94-447.57	2.63	8308 (0.83%)	10132 1.01%	0.122	2024 2.02 g/t	47) 0.05 g/t
				525.97-531.70	5.73	9177 (0.92%)	7170 0.72%	0.089	1890 1.89 g/t	330 0.33 g/t
			(including	528.62-531.70	3.08	11555 (1.16%)	8045 0.80%	0.1	2184 2.18 g/t	442) 0.44 g/t
FL01-70	57+34W 7+40N	-70	176	463.50-463.70	0.2	6600 (0.66%)	2645 0.26%	0.031	368 0.37 g/t	10 0.01 g/t
				483.55-484.30	0.75	27004 (2.70%)	659 0.07%	0.012	835 0.84 g/t	80 0.06 g/t
				524.34-545.64	21.3	5344 (0.53%)	3438 0.34%	0.042	715 0.72 g/t	448 0.45 g/t
			(including	524.34-527.10	2.76	6045 (0.60%)	3648 0.36%	0.047	727 0.73 g/t	147) 0.15 g/t
			(including	540.20-545.64	5.44	12834 (1.28%)	7727 0.77%	0.092	1676 1.68 g/t	1146) 1.15 g/t
FL01-71	58+56W 6+25N	-65	176	324.89-327.21	2.32	12444 (1.24%)	2584 0.26%	0.04	738 0.74 g/t	337 0.34 g/t
				331.45-333.27	1.82	2127 (0.21%)	2707 0.27%	0.029	714 0.71 g/t	137 0.14 g/t
				336.02-343.26	7.24	8983 (0.90%)	4399 0.44%	0.055	1136 1.14 g/t	276 0.28 g/t
			(including	341.00-343.26	2.26	11058 (1.11%)	6929 0.69%	0.084	1680 1.68 g/t	186) 0.19 g/t

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-72	58+56W 6+25N	-85	176	480.50-513.27	32.77	10072 (1.01%)	4996 0.50%	0.06	1302 1.30 g/t	180 0.18 g/t
			(including	480.50-505.70	25.2	11328 (1.13%)	5829 0.58%	0.069	1526 1.53 g/t	218) 0.22 g/t
			(including	483.84-498.50	14.66	12670 (1.27%)	8226 0.82%	0.096	2090 2.09 g/t	229) 0.23 g/t
			(including	510.05-513.27	3.22	12438 (1.24%)	4771 0.48%	0.058	1208 1.21 g/t	117) 0.12 g/t
FL01-73	57+34W 8+05N	-70	176	578.19-580.16	1.97	7214 (0.72%)	6582 0.66%	0.078	3038 3.04 g/t	316 0.32 g/t
			(including	579.00-580.16	1.16	5200 (0.52%)	10900 1.09%	0.127	4994 4.99 g/t	276) 0.28 g/t
				582.10-582.55	0.45	12325 (1.23%)	675 0.68%	0.013	738 0.74 g/t	24 0.02 g/t
				583.65-590.82	7.17	12236 (1.22%)	6371 0.64%	0.079	1637 1.64 g/t	157 0.16 g/t
			(including	584.20-588.20	4	11800 (1.18%)	10400 1.04%	0.127	2427 2.43 g/t	217 0.22 g/t
				601.40-602.60	1.22	25215 (2.52%)	3082 0.31%	0.043	996 1.00 g/t	984 0.98 g/t
				605.53-607.27	1.74					
FL01-74	58+56W 6+25N	-77.5	176	370.30-434.75	64.45	9575 (0.96%)	5274 0.53%	0.064	1400 1.40 g/t	239 0.24 g/t
			(including	370.30-395.87	25.57	10708 (1.07%)	7666 0.77%	0.091	1937 1.94 g/t	346) 0.35 g/t
			(and	370.30-387.37	17.07	11917 (1.19%)	8772 0.88%	0.105	2196 2.20 g/t	388) 0.39 g/t
			(including	410.00-414.95	4.95	18236 (1.62%)	4604 0.46%	0.058	1082 1.08 g/t	89) 0.09 g/t
			(including	418.50-434.75	16.25	10747 (1.07%)	5131 0.51%	0.068	1512 1.51 g/t	216) 0.22 g/t

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-75	58+56W 8+40N	-70	176	594.83-596.85	2.02	14075 (1.41%)	7188 0.72%	0.089	1867 1.87 g/t	46 0.05 g/t
				608.39-625.29	16.9	7492 (0.75%)	3027 0.30%	0.034	678 0.68 g/t	138 0.14 g/t
			(including	608.39-616.10	7.71	10465 (1.05%)	3082 0.31%	0.037	676 0.68 g/t	100) 0.10 g/t
			(and	621.94-625.29	3.35	12384 (1.24%)	7651 0.77%	0.079	1780 1.78 g/t	441) 0.44 g/t
FL01-76	54+86W 6+65N	-65	176	378.00-403.00	5	10433 (1.04%)	4389 0.44%	0.053	810 0.81 g/t	167 0.17 g/t
				407.50-419.53	12.03	17718 (1.77%)	4781 0.48%	0.054	1048 1.05 g/t	261 0.26 g/t
			(including	412.00-419.53	7.53	22089 (2.21%)	4305 0.43%	0.057	1376 1.38 g/t	336) 0.34 g/t
			(and	416.18-419.53	3.35	26485 (2.65%)	6263 0.63%	0.089	1931 1.93 g/t	502) 0.50 g/t
				422.07-430.00	7.93	11827 (1.18%)	4809 0.48%	0.069	1318 1.32 g/t	334 0.33 g/t
			(including	427.14-430.00	2.86	15018 (1.50%)	7141 0.71%	0.081	2044 2.04 g/t	579) 0.57 g/t
FL01-77	59+60W 7+90N	-70	176	562.73-569.60	6.87	9558 (0.96%)	7955 0.80%	0.102	1778 1.78 g/t	191 0.19 g/t
			(including	562.73-566.43	2.7	7803 (0.78%)	9067 0.91%	0.104	1413 1.41 g/t	185) 0.19 g/t
			(and	565.92-569.60	3.68	12044 (1.20%)	8178 0.82%	0.113	2279 2.28 g/t	220) 0.22 g/t

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-78	54+86W 6+65N	-75	176	459.45-471.15	11.7	5241 (0.52%)	2116 0.21%	0.027	605 0.61 g/t	125 0.13 g/t
			(including	459.45-465.00	5.55	7055 (0.71%)	3322 0.33%	0.042	717 0.72 g/t	89) 0.09 g/t
			(and	462.60-465.00	2.4	9018 (0.90%)	5157 0.52%	0.065	989 0.99 g/t	138) 0.14 g/t
FL01-79	54+86W 6+65N	-53	176	418.00-421.00	5	4392 (0.44%)	918 0.09%	0.015	265 0.27 g/t	47 0.05 g/t
				426.00-430.19	4.19	4725 (0.47%)	2908 0.29%	0.041	784 0.78 g/t	72 0.07 g/t
				461.00-463.00	2	582 (0.06%)	867 0.09%	0.015	1022 1.02 g/t	529 0.53 g/t
				465.45-467.05	1.6	5012 (0.50%)	2578 0.26%	0.04	1541 1.54 g/t	239 0.24 g/t
				475.90-480.00	4.1	1189 (0.12%)	759 0.08%	0.019	576 0.58 g/t	156 0.16 g/t
FL01-80	59+60W 7+90N	-60	176	499.14-506.25	7.11	11437 (1.14%)	7627 0.76%	0.082	2122 2.12 g/t	207 0.21 g/t
			(including	499.87-502.95	3.08	11756 (1.18%)	8708 0.87%	0.092	2528 2.53 g/t	165) 0.17 g/t
			(and	503.45-506.25	2.8	11464 (1.15%)	7721 0.77%	0.084	2050 2.05 g/t	277) 0.28 g/t
FL01-81	53+60W 5+75N	-75	176	381.50-391.05	9.55	13855 (1.39%)	4952 0.50%	N/A	1339 1.34 g/t	247 0.25 g/t
			(including	381.50-384.70	3.2	25497 (2.55%)	6350 0.64%	N/A	1707 1.17 g/t	418) 0.42 g/t
			(and	388.20-391.05	2.85	6960 (0.70%)	6815 0.68%	N/A	1729 1.73 g/t	209) 0.21 g/t

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-82	62+00W 7+74N	-73	176	588.05-592.78	4.73	15838	4041	0.042	796	164
						(1.58%	0.40%		0.80 g/t	0.16 g/t)
			(including	499.87-502.95	3.08	11756	8708	0.092	2528	165)
						(1.18%	0.87%		2.53 g/t	0.17 g/t)
				597.63-602.17	4.54	13250	7720	0.087	2083	340
						(1.33%	0.77%		2.08 g/t	0.34 g/t)
						SYENITE DYKE				
				613.91-618.91	5	9700	9100	0.099	2113	265
						(0.97%	0.91%		2.11 g/t	0.27 g/t)
			(including	613.91-615.91	2	13550	9300	0.104	1718	203)
						(1.36%	0.93%		1.72 g/t	0.20 g/t)
FL01-83	53+60W 5+75 N	-61	176	352.90-363.00	10.1	12117	4693	0.052	1467	193
						(1.21%	0.47%		1.47 g/t	0.19 g/t)
			(including	352.90-357.05	4.15	6784	8576	0.094	2317	269)
						(0.68%	0.86%		2.32 g/t	0.27 g/t)
				368.60-368.87	0.27	6200	9400	0.105	2137	164
						(0.62%	0.94%		2.14 g/t	0.16 g/t)
				445.35-445.72	0.37	4300	5900	0.138	465	49
						(0.43%	0.59%		0.47 g/t	0.05 g/t)
FL01-84	62+00W 7_74N	-80	176	671.23-717.18	45.95	13410	7612	0.089	1986	316
						(1.34%	0.76%		1.99 g/t	0.32 g/t)
			(including	671.23-684.29	13.06	13615	8576	0.093	2063	425)
						(1.36%	0.86%		1.99 g/t	0.32 g/t)
			(and	686.83-697.82	10.99	18179	5020	0.067	1567	318)
						(1.82%	0.50%		1.57 g/t	0.32 g/t)
			(and	704.00-717.18	13.18	11127	8815	0.1	2250	258)
						(1.11%	0.88%		2.25 g/t	0.26 g/t)
				751.91-755.79	3.88	9755	6999	0.066	1719	431
						(0.98%	0.70%		1.72 g/t	0.43 g/t)
			(including	751.91-754.38	2.47	13047	9769	0.09	2412	572)
						(1.30%	0.98%		2.41 g/t	0.57 g/t)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-85	53+60W 5+75N	-50	176	356.83-365.60	8.77	6170 (0.6%	2068 0.21%	0.025	646 0.65 g/t	123 0.12 g/t
			(including	358.49-360.95	2.46	4539 (0.45%	3075 0.31%	0.035	801 0.80 g/t	169) 0.17 g/t
			(and	359.61-360.95	1.34	6613 (0.66%	753 0.08%	0.013	299 0.30 g/t	130) 0.13 g/t
			(Including	364.15-365.60	1.45	23586 (2.36%	5917 0.59%	0.065	1674 1.67 g/t	277) 0.28 g/t
FL01-86	66+00W 7+00N	-60	176	479.66-487.20	7.54	2108 (0.21%	1858 0.19%	0.025	430 0.43 g/t	106 0.11 g/t
			(including	484.15-487.20	3.05	2691 (0.27%	3352 0.34%	0.042	446 0.45 g/t	64) 0.06 g/t
				493.00-499.15	6.15	4966 (0.50%	2880 0.29%	0.036	758 0.76 g/t	125 0.13 g/t
			(including	493.00-499.15	2.6	4080 (0.41%	5081 0.51%	0.065	1191 1.19 g/t	148) 0.15 g/t
				534.00-536.10	2.1	1556 (0.16%	2979 0.30%	0.035	521 0.52 g/t	32 0.03 g/t
				542.75-544.05	1.3	3316 (0.33%	2362 0.24%	0.035	577 0.58 g/t	57 0.06 g/t
FL01-88	63+00W 8+09N	-70	176	611.06-615.21	4.15	5495 (0.55%	1862 0.19%	0.027	422 0.42 g/t	74 0.07 g/t
			(including	612.20-614.21	2.01	7744 (0.77%	3627 0.36%	0.05	773 0.77 g/t	131) 0.13 g/t

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-89	66+00W 7+00N	-85	176	769.35-776.80	7.45	11499 (1.15%)	7124 0.71%	0.075	1965 1.97 g/t	616 0.62 g/t
			(including	769.35-773.20	3.85	14809 (1.48%)	6566 0.66%	0.074	1832 1.83 g/t	866 0.87 g/t
				795.90-815.75	18.85	8288 (0.83%)	4989 0.50%	0.06	1384 1.38 g/t	242 0.24 g/t
			(including	801.10-808.50	7.4	11033 (1.10%)	7051 0.71%	0.095	1958 1.96 g/t	161 0.16 g/t
			(including	813.00-815.75	2.75	14964 (1.50%)	8736 0.87%	0.097	2424 2.42 g/t	673 0.67 g/t
FL01-91	63+00W 8+10N	-80	176	794.12-815.00	20.88	13655 (1.37%)	8916 0.89%	0.105	2384 2.38 g/t	519 0.52 g/t
			(including	802.00-808.00	6	15800 (1.58%)	9083 0.91%	0.094	2460 2.46 g/t	252 0.25 g/t
			(including	812.00-815.00	3	4428 (0.44%)	10500 1.05%	0.119	2100 2.10 g/t	230 0.23 g/t
FL01-92	66+00W 7+00N	-78	176	649.80-662.70	12.9	2685 (0.27%)	1759 0.18%	0.029	424 0.42 g/t	137 0.14 g/t
			(including	659.25-662.70	3.45	4338 (0.43%)	3971 0.40%	0.045	892 0.89 g/t	231 0.23 g/t
FL01-95	68+00W 8+05 N	-70	176	804.07-808.95	4.88	15068 (1.51%)	8180 0.82%	0.098	2143 2.14 g/t	221 0.22 g/t
				820.60-823.00	2.4	6938 (0.69%)	6177 0.62%	0.078	1105 1.11 g/t	78 0.08 g/t
				852.90-861.50	8.6	7361 (0.74%)	5379 0.54%	0.064	1336 1.34 g/t	93 0.09 g/t
			(including	858.65-861.50	2.85	13918 (1.39%)	9151 0.92%	0.108	2044 2.04 g/t	100 0.10 g/t

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-96	61+00W 7+75N	-73	176	572.85-574.27	1.42	20159 (2.02%)	4880 0.49%	0.055	1355 1.36 g/t	206 0.21 g/t
				581.19-595.37	14.18	8369 (0.84%)	4192 0.42%	0.049	1215 1.22 g/t	340 0.34 g/t
			(including	587.70-595.37	7.67	9243 (0.92%)	6000 0.60%	0.068	1771 1.77 g/t	413 0.41 g/t
			(and	587.70-591.70	4	7252 (0.73%)	8389 0.84%	0.094	2323 2.32 g/t	375 0.38 g/t
			(and	592.12-595.37	3.25	12547 (1.25%)	3680 0.37%	0.044	1269 1.27 g/t	495 0.50 g/t
FL01-99	62+00W 8+54N	-80	176	773.72-805.68	31.96	13831 (1.38%)	6797 0.68%	0.072	1619 1.62 g/t	300 0.30 g/t
			(including	773.72-783.15	9.43	13687 (1.37%)	8292 0.83%	0.08	2159 2.16 g/t	248 0.25 g/t
			(and	786.06-803.00	16.94	16535 (1.65%)	7807 0.78%	0.086	1739 1.74 g/t	386 0.39 g/t
FL01-101	68+00W 8+12N	-78	176	961.20-962.63	1.43	6410 (0.64%)	1544 0.15%	0.021	25760 25.76 g/t	6622 6.62 g/t
			(including	962.28-962.63	0.35				103.0 g/t	28.71 g/t
				969.81-974.21	4.39	6083 (0.61%)	5690 0.57%	0.056 0.086	1213 1.21 g/t	248 0.25 g/t

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-104	63+00W 8+90N	-80	176	843.60-858.00	14.4	10162 (1.02%	7722 0.77%	0.078	1912 1.19 g/t	287 0.29 g/t
			(including	843.60-852.44	8.84	12405 (1.24%	9362 0.94%	0.093	2269 2.27 g/t	299) 0.30 g/t
			(and	845.85-850.85	5	14340 (1.43%	10220 1.02%	0.1	2557 2.56 g/t	306) 0.31 g/t
				860.90-868.89	7.99	13631 (1.36%	5602 0.56%	0.082	1785 1.79 g/t	338 0.34 g/t
				872.36-882.52	10.16	16547 (1.65%	2365 0.24%	0.028	960 0.96 g/t	184 0.18 g/t
				893.48-897.56	4.08	13638 (1.36%	4454 0.45%	0.122	1459 1.46 g/t	332 0.33 g/t
				953.52-954.02	0.5	1187 (0.12%	2743 0.27%	0.027	9855 9.85 g/t	1440 1.44 g/t

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

M ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-87	24+00E 0+10S	-70	176	300.64-304.80	4.16	1837 (0.18%)	1113 0.11%	0.02	849 0.85 g/t	1098 1.10 g/t
				312.17-314.48	2.31	7395 (0.74%)	486 0.05%	0.01	233 0.23 g/t	49 0.05 g/t
FL01-90	25+00E 0+65S	-75	176	286.50-287.90	2.4	6335 (0.63%)	2087 0.21%	0.037	389 0.39 g/t	85 0.09 g/t
				289.80-292.20	2.4	1558 (0.16%)	5451 0.55%	0.079	1370 1.37 g/t	88 0.09 g/t
FL01-93	25+00E 0+65S	-90		170.80-171.20	0.4	4200 (0.42%)	96 0.01%	0.007	17 0.02 g/t	7 0.007 g/t
				272.70-274.40	1.7	644 (0.06%)	1602 0.15%	0.024	705 0.71 g/t	291 0.29 g/t
				278.65-283.50	4.85	1397 (0.14%)	2348 0.23%	0.029	637 0.63 g/t	121 0.12 g/t
			(including	281.55-283.50	1.95	1650 (0.17%)	4243 0.42%	0.049	1093 1.09 g/t	113) 0.11 g/t
FL01-94	32+00E 0+50S	-70	176	278.70-282.20	3.5	7043 (0.70%)	5446 0.54%	0.066	1567 1.57 g/t	128 0.13 g/t
			(including	278.70-281.80	3.1	6377 (0.64%)	6000 0.60%	0.073	1707 1.71 g/t	137) 0.14 g/t
FL01-97	32+00E 0+50S	-85	176	249.30-250.15	0.85	2992 (0.30%)	6200 0.62%	0.077	1900 1.90 g/t	116 0.12 g/t

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

EAST ZONE II

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (%)	Pd (ppb)	Pt (ppb)
FL01-98	16+00E 5+50N	-50	176	NO SAMPLES						
FL01-100	16+00E 5+50N	-55	176	142.26-145.27	3.01	6589 (0.66%)	5012 0.50%	0.061	1048 1.05 g/t	144 0.14 g/t
FL01-102	14+00E 4+05N	-45	176	83.97-89.05	5.08	5008 (0.50%)	1713 0.17%	0.02	364 0.36 g/t	218 0.22 g/t
FL01-103	14+00E 4+05N	-85	176	83.60-85.15	1.55	1600 (0.16%)	2208 0.22%	0.037	428 0.43 g/t	25 0.03 g/t
				91.18-92.75	1.57	2232 (0.22%)	1555 0.16%	0.016	221 0.22 g/t	50 0.05 g/t
				95.00-96.98	1.98	2052 (0.21%)	2218 0.22%	0.08	370 0.37 g/t	65 0.07 g/t

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

FERGUSON LAKE Nickel-Copper-Cobalt-PGE PROPERTY – WEST ZONE

2002 Wedge Holes Off FL01-101 West Zone 68+00W 8+12N

Wedge No.	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (ppm)	Pd (ppb)	Pt (ppb)	Rh (ppb)
FL02-101 W1	10-12 metres east of original hole FL01-101							
	Black Biotite Alteration							
	957.55-958.35	0.8	447	422	41	85	2	<5
	Massive and Stringer Sulphides							
	962.45-962.83	0.38	0.97%	0.89%	0.08%	1.96 g/t	0.21 g/t	0.07 g/t
	Stringer Sulphides + Biotite Alteration – detailed sampling (4)							
(including	962.83-963.51	0.68	0.95%	0.11%	0.01%	1.45 g/t	0.83 g/t	0.34 g/t
(and	963.10-963.24	0.14	1.01%	0.10%	0.01%	5.37 g/t	2.39 g/t	1.11 g/t)
	963.40-963.51	0.11	3.24%	1.49%	0.03%	1.68 g/t	2.02 g/t	0.71 g/t)
	Brown Biotite Alteration							
	971.00-971.60	0.6	403	70	15	29	37	10
	Massive and Stringer Sulphides							
(including	971.60-974.76	3.16	0.55%	0.52%	0.05%	1.17 g/t	0.26 g/t	0.007 g/t
	972.82-974.76	1.94	0.65%	0.71%	0.07%	1.58 g/t	0.37 g/t	0.008 g/t)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Wedge No.	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (ppm)	Pd (ppb)	Pt (ppb)	Rh (ppb)
FL02-101 W2	7-8 metres west; 2-3 metres above original hole FL01-101							
	Black-bronze Biotite Alteration							
	953.55-954.75	1.2	14	181	22	119	8	<5
	Black Biotite Alteration							
	954.75-955.07	0.32	0.8	177	24	83	5	<5
	Black-bronze Biotite Alteration							
	958.40-960.83	2.43	16	145	23	27	6	<5
	Brecciated and Semi-Massive Sulphides							
	960.83-961.07	0.24	0.43%	0.13%	0.05%	0.43 g/t	0.26 g/t	0.09 g/t
	Black-Brown Biotite Alteration (1-8%)							
	964.32-966.11	1.79	58	95	22	39	7	<5
	Stringer and Massive Sulphides							
	970.15-977.00	6.85	0.54%	0.47%	0.05%	1.12 g/t	0.24 g/t	0.01 g/t
(including	973.69-976.18	2.49	0.57%	1.08%	0.12%	2.39 g/t	0.15 g/t	0.01 g/t

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Wedge No.	Interval (m)	Length (m)	Cu (ppm)	Ni (ppm)	Co (ppm)	Pd (ppb)	Pt (ppb)	Rh (ppb)
FL02-101 W4	1.4 metres west; 6.6 metres below original hole FL01-101							
	Black Biotite Alteration (20%)							
	953.14-953.71	0.57	2	222	30	25	3	<5
	Fracture and stringer sulphides							
	956.00-956.40	0.4	0.17%	0.37%	0.03%	0.34 g/t	5	<5
	Black Biotite Alteration							
	963.35-965.03	1.68	395	305	46	57	7	3
	Stringer and Massive Sulphides							
	965.90-973.48	7.58	0.49%	0.20%	0.02%	0.59 g/t	0.09 g/t	0.02 g/t
(including	965.90-969.04	3.14	0.83%	0.23%	0.02%	0.73 g/t	0.15 g/t	0.04 g/t)
FL02-101 W5	1 metre above; 1 metre west of original hole FL01-101							
	Massive and stringer sulphides + massive biotite alteration							
	962.04-962.92	0.88	1.00%	0.67%	0.06%	1.79 g/t	0.52 g/t	0.08 g/t
(including	962.04-962.58	0.54	0.20%	1.00%	0.09%	2.25 g/t	0.74 g/t	0.08 g/t
(and	962.71-962.85	0.14	4.37%	0.29%	0.03%	2.03 g/t	0.35 g/t	0.14 g/t
	Note: above includes interval 962.58-962.92 which includes three samples							
	Basic Dyke							
	962.92-964.16	1.24	0.06%	0.03%	0.00%	5.54 g/t	0.73 g/t	0.1 g/t
(including	963.55-963.71	0.16	0.00%	0.01%	0.00%	42.58 g/t	5.62 g/t	0.77 g/t
	Sulphide Zone							
	971.54-975.72	4.18	0.53%	0.98%	0.10%	2.56 g/t	0.20 g/t	

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)
FL02-105A	64+00W 8+50N	-80	176	799.88-806.48	6.6	1.49	0.91	0.118
			(including	800.53-806.48	5.96	1.58	0.95	0.121
			(and	801.58-806.48	4.9	1.33	1.03	0.116
				809.41-811.60	2.19	0.99	1.09	0.109
				821.83-824.98	3.15	1.2	0.99	0.107

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-106	42+68W 0+32N	-56	176	9.31-9.88	0.57	1.1	0.34	0.04	0.91	0.06
				12.24-33.14	20.9	0.54	0.43	0.05	1.16	0.27
			(including	22.02-33.14	11.12	0.82	0.73	0.08	1.91	0.45)
			(and	22.50-29.58	7.08	0.86	0.84	0.09	2.16	0.58)
			(and	25.41-29.58	4.17	0.94	0.93	0.1	2.34	0.81)
FL02-107	42+68W 0+67N	-55	176	28.38-30.86	2.48	0.68	0.5	0.07	1.29	0.15
				42.15-43.10	0.95	2.94	0.13	0.02	0.78	0.28
				49.98-53.47	3.49	1.15	0.81	0.09	2.21	0.42
				69.94-72.62	2.68	1.23	0.7	0.08	2.02	0.22
				79.07-80.09	1.02	0.43	0.36	0.04	1.03	0.05
FL02-108	43+20W 1+10N	-60	176	82.54-62.73	0.19	0.53	1.07	0.117	2.21	0.37
				100.26-102.68	2.42	0.53	0.65	0.07	1.85	0.41
				109.52-111.86	2.34	0.1	0.14	0.023	1.13	1.11
				117.50-122.89	5.39	0.94	0.66	0.076	2.01	0.23
			(including	118.55-122.89	4.34	0.89	0.79	0.089	2.31	0.21)
			(and	119.58-122.17	2.59	1.05	1.05	0.117	2.88	0.24)
				127.35-129.50	2.15	0.02	0.03	0.006	1.27	0.47
			(including	128.35-129.50	1.15	0.02	0.03	0.006	1.63	1.88)
				149.96-150.50	0.54	0.13	0.35	0.039	1.01	0.35
FL02-109	43+20W 1+70N	-60	176	89.00-94.85	5.85	0.84	0.36	0.05	0.68	0.24
			(Including	89.00-91.46	2.46	1.21	0.62	0.077	1.11	0.29)
				118.73-119.01	0.28	0.07	0.15	0.02	1.72	0.05
				119.01-123.30	4.29	0.009	0.03	0.003	0.23	0.02
				123.30-124.34	1.04	0.1	0.17	0.052	12.89	1.38
				123.43-123.64	0.21	0.02	0.01	0.002	56.79	5.99
				124.34-126.22	1.88	0.008	0.03	0.004	0.15	0.01
				156.22-163.36	7.14	0.09	0.08	0.022	1.1	0.44
			(including	157.82-159.63	1.81	0.12	0.08	0.043	1.54	1.11)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-110	44+50W 0+95N	-60	176	81.00-81.58	0.56	1.03	0.1	0.025	0.3	0.02
				93.10-93.95	0.85	0.22	0.79	0.089	1.76	0.06
			(including	93.10-93.60	0.5	0.34	1.21	0.137	2.6	0.08)
				134.65-135.18	0.53	1.06	0.05	0.007	0.22	0.69
				135.18-140.57	5.39	0.61	0.58	0.068	1.61	0.05
			(including	135.18-137.72	2.54	1.03	0.83	0.098	2.39	0.06)
				149.34-154.44	5.1	0.49	0.48	0.09	1.78	0.31
			(including	152.90-154.44	1.54	0.55	1.07	0.15	3.23	0.72)
FL02-111	44+50W 1+60N	-60	176	107.61-112.68	5.07	0.34	0.14	0.02	0.37	0.08
			(including	108.11-111.68	3.57	0.42	0.19	0	0.47	0.11)
			(and	108.11-110.68	2.57	0.51	0.2	0.03	0.51	0.10)
			(and	108.11-109.68	1.57	0.67	0.28	0.043	0.77	0.11)
				171.58-176.15	4.57	0.05	0.08	0.01	1.05	0.71
			(including	171.58-172.68	1.1	0.08	0.05	0.011	2.37	1.65)
			(and	173.78-174.88	1.1	0.03	0.05	0.007	0.81	1.00)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-113	45+20W 0+10S	-60	176	24.78-25.91	1.13	0.75	0.4	0.05	1.04	0.11
				69.59-71.27	1.68	0.5	0.74	0.095	2.01	0.2
FL02-114	45+80W 0+10S	-60	176	11.00-16.26	5.26	0.33	0.43	0.05	0.91	0.04
			(including	11.00-12.49	1.49	0.42	0.45	0.055	0.99	0.07)
			(and	14.74-16.26	1.52	0.62	0.94	0.113	2.05	0.07)
				22.12-36.56	14.44	0.99	0.64	0.089	1.45	0.21
			(including	22.12-29.12	7	0.97	0.84	0.105	1.82	0.29)
			(and	33.03-36.10	3.07	0.99	0.75	0.087	1.62	0.20)
FL02-115	45+80W 1+20N	-50	176	105.34-112.67	7.33	1	0.19	0.028	0.53	0.11
			(including	105.34-108.82	3.48	1.83	0.25	0.033	0.76	0.12)
				117.81-118.19	0.38	210 ppm	857 ppm	111 ppm	1062	42
				129.32-133.77	4.45	0.52	0.21	0.03	0.92	0.15
			(including	129.32-131.33	2.01	0.92	0.05	0.012	0.45	0.19)
			(and	133.15-133.77	0.62	0.35	0.71	0.093	2.62	0.24)
				152.41-154.60	2.19	0.09	0.11	0.016	1.79	1.35
				158.60-164.65	6.05	0.31	0.42	0.054	1.31	0.09
			(including	160.76-164.65	3.89	0.3	0.63	0.08	1.95	0.11)
			(and	160.76-162.90	2.14	0.27	0.49	0.064	1.59	0.10)
			(and	162.90-164.65	1.75	0.33	0.81	0.1	2.38	0.13)
FL02-116	45+80W 0+30N	-60	176	39.99-44.94	4.95	0.67	0.49	0.058	1.17	0.27
			(including	42.11-44.20	2.09	0.79	0.98	0.115	2.13	0.60)
				58.01-62.39	4.38	0.81	0.51	0.057	1.11	0.17
			(including	59.88-62.39	2.51	0.8	0.72	0.08	1.61	0.27)
				106.39-113.73	7.34	0.47	0.6	0.098	1.62	0.09
			(including	108.98-113.73	4.75	0.57	0.8	0.134	1.99	0.04)
FL02-117	47+00W 0+25S	-60	176	37.07-43.39	6.32	0.46	0.41	0.048	0.93	0.21
			(including	39.68-43.39	3.71	0.61	0.59	0.071	1.35	0.25)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-118	47+00W 1+00N	-60	176	148.48-149.92	0.44	85 ppm	222 ppm	31 ppm	1.82	1.38
				151.06-152.75	1.69	0.47	0.23	0.026	1.49	0.56
			(including	152.12-152.75	0.63	1.11	0.58	0.066	2.46	0.62)
				173.83-174.74	0.51	0.32	0.28	0.044	1.18	0.15
FL02-120	48+20W 0+30S	-60	176	29.85-42.98	13.13	0.88	0.41	0.052	1.04	0.09
			(including	35.46-42.36	6.9	1.31	0.64	0.081	1.59	0.11)
FL02-121	48+20W 0+40N	-60	176	77.34-81.57	4.23	1.26	0.58	0.077	1.52	0.2
				83.00-83.62	0.62	1204 ppm	965 ppm	122 ppm	0.9	0.1
				92.25-92.70	0.45	0.21	0.56	0.065	1.14	0.22
FL02-122	48+20W 1+10N	-60	176	125.57-125.80	0.23	0.84	0.71	0.055	1.6	0.17
				130.88-131.44	0.56	316 ppm	1015 ppm	82 ppm	1.01	0.02
				151.91-152.16	0.25	0.31	0.33	0.068	1.4	0.06
				179.58-181.50	1.92	0.51	0.04	0.007	0.83	0.11
				161.72-162.44	0.72	0.34	0.16	0.044	0.53	0.09
FL02-123	48+20W 1+80N	-60	176	165.27-167.54	2.27	0.52	0.73	0.087	1.26	0.15
				170.53-171.55	1.02	0.74	0.28	0.031	2.84	0.33
				200.32-203.06	2.74	296 ppm	293 ppm	36 ppm	0.89	0.98
			(including	201.94-203.06	1.12	609 ppm	458 ppm	50 ppm	1.64	1.60)
				208.35-209.13	0.78	0.16	1.17	0.134	4.03	0.23
				209.27-209.96	0.69	1.16	0.81	0.095	3	0.1
				216.41-218.48	2.07	0.29	0.31	0.039	1.35	0.09
				218.96-219.80	0.84	1.01	0.39	0.05	1.51	0.12

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-124	48+20W 1+80N	-75	176	158.66-159.75	1.09	0.67	0.23	0.068	0.67	0.17
				172.63-172.94	0.31	0.33	0.59	0.051	1.1	0.18
				176.28-177.38	1.1	0.81	0.23	0.042	0.49	0.05
				179.90-181.21	1.31	0.24	0.28	0.044	0.86	0.07
				186.36-187.60	1.24	325 ppm	350 ppm	32ppm	0.65	0.29
				194.00-195.83	1.83	154 ppm	236 ppm	34 ppm	1.38	1.63
				204.96-205.94	0.98	0.36	0.58	0.056	1.06	0.16
				209.22-209.53	0.31	0.43	0.23	0.141	0.78	0.15
				219.75-224.55	4.8	386 ppm	383 ppm	85 ppm	0.56	0.14
				230.00-231.50	1.5	18 ppm	159 ppm	25 ppm	0.63	0.15
				235.63-237.50	1.87	109 ppm	235 ppm	33 ppm	0.81	0.18
				239.87-240.30	0.43	330 ppm	0.23	0.011	0.63	0.01
				252.23-253.04	0.81	170 ppm	287 ppm	22 ppm	3.24	0.06
				261.55-262.79	1.24	255 ppm	425 ppm	54 ppm	1.36	0.59
				269.47-270.28	0.81	426 ppm	0.13	0.014	0.98	0.06
				283.01-288.65	5.64	752 ppm	897 ppm	121 ppm	0.87	0.19
		(including		283.92-284.74	0.82	906 ppm	643 ppm	71 ppm	1.11	0.28)
		(and		288.26-288.65	0.37	0.18	0.38	0.061	2.61	0.28)
				292.14-293.12	0.98	0.2	0.26	0.034	1.53	0.32
				293.80-294.07	0.27	750 ppm	0.19	0.026	1.4	0.44
				295.60-296.72	1.12	504 ppm	422 ppm	55 ppm	1.13	0.37
				305.80-311.00	5.2	80 ppm	321 ppm	43 ppm	0.81	0.14
				317.36-320.22	2.86	248 ppm	761 ppm	94 ppm	1.25	0.21
				323.72-324.15	0.43	0.3	0.79	0.081	8.27	0.13
				328.58-329.00	0.42	599 ppm	814 ppm	89 ppm	1.44	0.11
				332.81-333.37	0.56	145 ppm	0.14	0.014	1.66	0.4
				335.46-337.45	1.99	671 ppm	0.11	0.013	1.77	0.17
FL02-125	49+40W 0+30S	-75	176	15.57-30.68	15.11	0.99	0.43	0.051	1	0.27
			(including	15.57-18.41	2.84	1.18	0.53	0.072	1.31	0.23)
			(and	21.67-26.49	4.82	1.31	0.57	0.06	1.33	0.51
FL02-126	49+40W 0+40N	-75	176	65.53-70.90	5.37	0.69	0.35	0.025	0.86	0.05
			(including	65.53-68.86	3.33	0.92	0.47	0.031	1.08	0.06)
				75.44-78.75	3.31	0.97	0.78	0.093	1.79	0.37

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-127	49+40W 1+10N	-60	176	120.22-123.27	3.05	0.76	0.74	0.085	1.78	0.18
FL02-128	50+00W 0+15S	-60	176	11.00-14.05	3.05	1.11	0.19	0.086	0.9	0.15
				16.88-17.68	0.8	0.3	188 ppm	81 ppm	0.85	0.01
				19.49-34.12	14.63	1	0.57	0.058	1.32	0.36
			(including	21.40-30.37	8.97	1.18	0.56	0.06	1.38	0.34)
			(and	23.20-28.57	5.37	0.78	0.83	0.083	1.87	0.49)
				36.09-36.53	0.44	0.93	0.26	0.027	0.54	0.04
FL02-129	50+60W 0+15N	-60	176	8.56-9.55	0.99	1.36	0.45	0.072	1.86	0.03
				11:11-16.72	5.61	1.3	0.57	0.055	1.19	0.19
				23.14-23.61	0.47	1.98	0.28	0.096	0.84	0.21
				33.36-34.68	1.02	0.67	0.22	0.034	0.6	0.08
				46.13-51.09	4.96	0.97	0.4	0.04	1.02	0.15
				54.10-60.11	6.01	0.66	0.64	0.076	1.36	0.14
				61.95-62.35	0.4	0.55	570 ppm	0.031	0.24	0.01
				64.21-64.95	0.44	0.67	0.97	0.106	1.91	3.98
				66.42-68.76	2.34	0.76	0.81	0.09	1.66	0.52
				70.87-71.23	0.36	3.28	0.13	20 ppm	0.51	0.01
FL02-130	51+20W 0.26.6N	-45	176	25.24-43.96	18.72	0.65	0.52	0.059	1.17	0.17
			(including	29.19-33.20	4.01	1	0.72	0.074	1.59	0.24)
			(and	36.46-39.64	3.18	0.82	0.75	0.079	1.65	0.25)
FL02-131	51+20W 3+60N	-70	176	271.38-273.21	1.83	0.56	0.52	0.059	1.17	0.17
				278.24-287.00	8.76	0.81	0.36	0.051	0.98	0.15
			(including	283.68-286.70	3.02	1.06	0.49	0.072	1.57	0.21)
				290.49-290.75	0.26	0.27	0.48	0.06	1.11	0.1
				292.53-293.50	0.97	0.15	0.19	0.028	0.53	0.09
FL02-133	52+40W 4+02N	-72	176	278.79-290.92	12.13	0.49	0.19	0.026	0.48	0.05
			(including	278.79-281.84	3.05	0.6	0.43	0.043	0.99	0.09)
			(and	284.33-287.00	2.67	0.59	0.06	0.009	0.18	0.005)
			(and	289.92-290.92	1	0.93	0.44	0.071	1.1	0.15)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-134	42+90W 1+70N	-60	176	84.07-88.77	4.7	1.15	0.43	0.062	0.85	0.14
			(including	84.07-86.48	2.41	1.37	0.68	0.096	1.19	0.18)
				92.00-92.51	0.51	1.56	0.05	0.008	0.15	0.03
				108.98-110.15	1.17	0.31	0.33	0.075	3.14	0.41
				153.87-156.15	2.28	0.41	0.5	0.066	1.95	1.03
FL02-135	43+50W 1+70N	-60	176	87.84-95.90	8.06	1.01	0.95	0.105	1.88	0.28
			(including	87.84-91.47	3.63	0.97	1.07	0.11	2.09	0.27)
			(and	92.00-95.90	3.9	1.01	0.96	0.113	1.94	0.32)
				100.00-100.84	0.84	0.08	0.14	0.01	2.79	0.22
				141.44-151.64	10.2	0.01	0.03	0.004	3.48	2.32
			(including	144.15-144.93	0.78	0.07	0.12	0.02	2.25	1.15)
			(and	145.60-148.41	2.81	0.02	0.05	0.008	7.76	6.82)
			(and	147.30-148.41	1.11	0.03	0.06	0.009	19.13*	13.96*)
				151.64-157.49	5.85	0.05	0.06	0.008	0.65	0.48
				159.00-160.40	1.4	0.01	0.02	0.002	0.61	1.04
				172.55-173.26	0.71	0.03	0.03	0.005	0.94	0.18
				178.00-180.08	2.08	0.04	0.05	0.006	1.81	0.43
				186.08-192.00	5.92	0.01	0.02	0.003	0.68	0.32
			(including	186.08-188.00	1.92	0.01	0.01	0.002	1.3	0.75)
				194.73-196.05	1.32	0.22	0.38	0.022	4.01	1.2
				199.54-200.00	0.46	0.76	0.73	0.043	5.14	0.24
FL02-136	42+68W 0+67N	-55	176	36.56-37.60	1.53	0.67	0.42	0.052	0.99	0.08
				51.00-72.83	21.83	1.05	0.54	0.061	1.39	0.21
			(including	53.00-60.56	7.56	1.22	0.73	0.08	1.87	0.28)
				74.89-75.46	0.57	1.53	0.26	0.086	0.84	0.13
				80.30-81.15	0.85	0.48	0.99	0.126	2.36	0.25

*Average of three assays

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-142	43+50W 1+70N	-65	176	93.70-95.81	2.11	0.92	0.63	0.09	1.8	0.15
				155.25-158.92	3.67	0.01	0.02	0	1.99	0.52
				162.50-165.50	3	0	0	0	0.56	2.4
				168.50-171.62	3.12	0.03	0.07	0	4.65	0.64
			(including	170.00-171.82	1.62	0.04	0.14	0	8.41	1.12)
				173.26-175.43	2.17	0	0.02	0	1.29	0.47
				321.58-323.00	1.42	0.06	0.1	0	2.33	0.08
FL02-143	43+50W 1+70N	-68.5	176	95.12-98.46	3.34	3.43	0.3	0.04	0.54	0.1
			(including	95.12-95.60	0.78	8.71	0.2	0.04	0.88	0.13)
				148.59-148.95	0.36	0.02	0.02	0.007	1.68	18.75
				186.50-188.95	2.45	0.04	0.12	0.01	1.41	0.42
			(including	188.00-188.95	0.95	0.08	0.27	0.03	2.14	0.29)
FL02-144	43+80W 1+70N	-60	176	103.24-105.34	2	1.01	1.11	0.17	1.88	0.19)
				160.00-161.16	1.16	0	0	0	1	0.31
				164.12-166.20	2.08	0.05	0.05	0.01	0.8	0.71
				169.03-170.60	1.57	0	0.02	0	0.43	0.94
				188.00-190.88	2.88	0.01	0.02	0	0.64	3.7
			(including	188.00-189.35	1.35	0	0.02	0	0.58	6.91)
				207.95-208.39	0.44	0.11	0.72	0.06	3.72	0.28
				253.45-260.28	6.83	0.11	0.22	0.03	2.15	1.15
			(including	256.74-260.28	3.54	0.18	0.4	0.03	3.06	1.94)
			(and	256.74-258.56	1.82	0.33	0.76	0.06	5.7	0.41)
			(and	258.91-260.28	1.37	0	0.01	0	0.14	4.44)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-145	43+80W 1+75N	-56	176	102.09-104.25	2.16	0.6	0.99	0.132	1.88	0.26
				151.68-158.00	6.32	108 ppm	267 ppm	36 ppm	1.42	0.93
			(including	152.24-156.00	3.76	50 ppm	176 ppm	31 ppm	1.48	1.22)
				162.00-162.48	0.46	0.19	0.14	0.011	1.09	0.38
				164.95-165.57	0.51	706 ppm	0.11	0.103	1.19	0.45
				168.06-168.66	0.6	0.27	0.17	0.023	1.34	0.42
				168.95-170.89	1.94	426 ppm	278 ppm	47 ppm	1.53	2.15
				172.30-173.48	1.18	40 ppm	108 ppm	16 ppm	1.19	1.05
				230.51-231.01	0.5	559 ppm	0.21	0.024	1.21	0.25
				234.35-234.75	0.4	818 ppm	0.15	0.023	1.08	0.1
				276.00-277.47	1.47	143 ppm	309 ppm	41 ppm	1.28	0.43
				292.62-294.15	1.53	757 ppm	429 ppm	77 ppm	1.23	0.24
FL02-146	43+80W 1+75N	-50	176	104.23-105.07	0.84	1.01	0.91	0.12	1.96	0.19
				106.54-107.42	0.88	0.32	690 ppm	91 ppm	1.04	0.33
				115.44-117.54	2.1	257 ppm	988 ppm	57 ppm	1.01	0.16
				129.86-130.10	0.24	0.16	0.92	0.158	4.53	0.42
				179.03-180.24	1.21	0.25	0.17	0.02	1.34	1.07
				186.47-189.19	2.72	581 ppm	0.13	0.016	5.5	1.1
				189.93-191.00	1.07	6 ppm	167 ppm	26 ppm	1.06	0.26

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-147	44+10W 1+80N	-62	176	110.98-114.56	3.58	1.15	0.7	0.108	1.33	0.08
			(including	111.70-114.56	2.86	1.62	0.73	0.099	1.36	0.07)
				129.41-129.81	0.4	1.46	0.05	0.005	0.13	0.004
				130.60-131.15	0.55	0.63	0.04	0.049	0.27	0.06
				156.50-157.50	1	101 ppm	93 ppm	18 ppm	5.86	0.26
				172.53-179.34	6.81	388 ppm	420 ppm	51 ppm	1.34	0.53
			(including	178.30-179.34	1.04	640 ppm	477 ppm	74 ppm	2.44	2.20)
				180.50-182.00	1.5	28 ppm	93 ppm	17 ppm	0.17	0.87
				196.76-197.00	0.24	332 ppm	784 ppm	191 ppm	2.87	0.96
				201.50-203.00	1.5	14 ppm	57 ppm	11 ppm	0.67	1.45
				204.50-205.44	0.94	141 ppm	495 ppm	50 ppm	0.85	0.07
				254.54-255.29	0.75	0.22	0.2	0.026	2.28	0.54
				259.06-261.77	2.71	39 ppm	100 ppm	22 ppm	0.41	1.86
				281.00-282.50	1.5	186 ppm	199 ppm	34 ppm	0.9	0.08
FL02-148	44+10W 1+80N	-55	176	112.33-114.82	2.49	0.8	0.86	0.052	1.47	0.13
				166.61-167.35	0.74	0.1	0.17	0.03	2	0.94
				175.75-177.00	1.25	6 ppm	62 ppm	11 ppm	2.46	0.39
				193.50-194.98	1.48	207 ppm	238 ppm	35 ppm	7.94	2.32
				200.50-206.56	6.06	171 ppm	569 ppm	51 ppm	2.14	0.61
			(including	200.50-203.00	2.5	161 ppm	301 ppm	33 ppm	1.36	1.00)
			(and	204.27-206.56	2.29	232 ppm	0.11	90 ppm	3.78	0.12)
				232.18-233.71	1.53	812 ppm	0.19	0.023	1.41	0.18
				240.86-241.21	0.35	0.24	0.31	0.059	1.82	0.42
				246.65-247.35	0.7	218 ppm	873 ppm	171 ppm	1.24	0.32
				280.58-281.28	0.7	222 ppm	493 ppm	66 ppm	1.39	0.27
				287.00-288.50	1.5	346 ppm	367 ppm	57 ppm	0.74	0.31
				312.12-312.77	0.65	445 ppm	897 ppm	138 ppm	0.96	0.09

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-149	44+10W 1+80N	-50	176	113.36-114.95	1.59	0.27	0.46	0.071	0.66	0.08
				119.77-121.00	1.23	83 ppm	480 ppm	40 ppm	1.19	0.43
				125.00-126.51	1.51	0.05	0.17	0.04	2.37	0.31
			(including	125.98-126.28	0.3	0.13	0.6	0.185	8.38	0.58)
				165.81-166.30	0.49	665 ppm	503 ppm	64 ppm	0.75	0.62
				167.61-168.48	0.87	313 ppm	498 ppm	54 ppm	0.57	0.35
				182.30-183.00	0.7	0.17	0.12	0.011	0.72	0.29
				183.96-184.43	0.47	1100 ppm	517 ppm	470 ppm	0.69	0.15
				186.05-187.25	1.2	78 ppm	180 ppm	27 ppm	0.6	1.52
				204.72-206.00	1.28	78 ppm	180 ppm	27 ppm	0.84	0.18
				215.00-218.37	3.37	0.42	0.67	0.091	3.26	0.28
			(including	215.21-217.89	2.68	0.43	0.77	0.102	3.68	0.33)
				221.99-226.00	4.01	0.11	0.17	0.022	1.18	0.15
			(including	221.99-222.43	0.44	0.63	0.88	0.118	5.14	0.72)
				257.15-257.48	0.33	61 ppm	108 ppm	28 ppm	0.77	0.04
FL02-150	44+50W 1+60N	-50	176	105.47-107.09	1.62	0.55	0.18	0.023	0.33	0.05
				145.00-146.00	1	268 ppm	316 ppm	48 ppm	0.63	0.17
				163.00-164.13	1.13	216 ppm	495 ppm	90 ppm	0.88	0.38
				165.20-165.63	0.43	0.24	560 ppm	76 ppm	0.42	0.65
				166.07-167.44	1.37	0.19	0.15	0.072	0.56	0.08
				169.49-170.33	0.84	535 ppm	321 ppm	121 ppm	0.55	0.22
				170.89-171.40	0.51	0.09	0.13	0.023	1.26	0.73
				173.23-173.76	0.53	0.15	0.27	0.03	1.28	0.17
				186.53-187.76	1.23	0.03	0.15	0.019	0.79	0.1
				192.08-193.44	1.36	0.32	0.64	0.077	1.74	0.15
FL02-151	44+50W 1+60N	-70	176	106.01-111.16	5.15	1.13	0.86	0.095	1.54	0.12
				114.75-116.25	1.5	0.49	1.04	0.105	1.84	0.07
				147.60-148.61	1.01	2.11	0.97	0.128	1.75	0.11
				259.75-260.00	0.24	0.12	0.37	0.042	1.6	0.04
				261.50-264.50	3	41 ppm	134 ppm	24 ppm	0.33	0.95
				276.50-278.00	1.5	98 ppm	368 ppm	56 ppm	0.41	0.06

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-152	43+20W 1+70N	-55	176	91.27-97.07	5.8	0.82	0.38	0.051	0.65	0.13
			(Including	91.27-93.51	2.24	1.52	0.51	0.085	0.91	0.19)
				150.42-151.84	1.42	73 ppm	106 ppm	19 ppm	0.22	1.42
				154.07-154.40	0.33	0.44	0.29	0.044	1.36	0.16
				155.43-155.66	0.23	0.37	0.1	0.023	0.47	0.2
				158.49-159.23	0.75	0.09	0.17	0.018	0.33	0.06
				177.48-183.68	6.2	318 ppm	450 ppm	60 ppm	1.02	0.26
			(including	177.48-179.74	2.26	581 ppm	644 ppm	93 ppm	1.39	0.39)
				186.00-188.00	2	41 ppm	100 ppm	20 ppm	3.05	0.95
				197.50-203.05	5.55	152 ppm	276 ppm	45 ppm	0.72	0.45
				215.00-216.60	1.6	141 ppm	321 ppm	40 ppm	1.83	1.21
				226.85-231.94	5.09	0.08	0.26	0.032	2.15	0.55
			(including	226.85-227.80	0.95	0.25	0.68	0.082	4.91	2.10)
			(and	231.38-231.94	0.56	0.19	1.08	0.131	7.21	0.42)
				234.90-235.75	0.85	0.06	0.11	0.014	1.07	0.18
				237.00-241.00	4	65 ppm	181 ppm	26 ppm	0.59	0.97
				246.35-247.35	1	546 ppm	957 ppm	135 ppm	0.72	0.18
				249.35-250.90	1.55	0.05	0.11	0.014	1.06	0.22
				267.11-268.66	1.55	0.09	0.16	0.024	4.29	2.92
				298.12-299.12	1.0	155 ppm	273 ppm	46 ppm	2.51	0.36

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

119 ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-112	76+00W 7+45N	-76	176	1326.25-1327.40	1.15	0.06	0.13	0.011	1.2	0.15
				1329.90-1329.60	1.23	0.09	0.19	0.022	1.7	0.5
				1419.00-1420.20	1.2	0.04	0.14	0.013	1.38	0.33
				1430.00-1431.10	1.1	0.02	0.09	0.005	1.01	0.29
FL02-119	76+00W 5+55N	-75.5	176	1022.72-1024.49	1.77	0.77	0.53	0.061	1.36	0.09
				1027.37-1030.68	3.31	0.98	0.6	0.068	1.5	0.09
			(including	1029.08-1030.68	1.6	0.37	1.15	0.129	2.33	0.11)
				1068.68-1080.06	11.38	1.81	0.86	0.102	2.45	0.27
			(including	1068.68-1075.05	6.37	2.07	0.94	0.111	2.48	0.16)
			(and	1075.65-1080.06	4.41	1.66	0.86	0.102	2.72	0.46)
			(and	1078.65-1080.06	1.41	1.31	0.9	0.105	3.04	0.90)
FL02-132	76+00W 5+55N	-72	176	1016.00-1016.35	0.35	0.49	1.03	0.124	2.99	0.01
				1018.35-1028.90	10.55	0.96	0.83	0.117	2.16	0.36
			(including	1022.00-1026.00	4	0.9	1.04	0.127	2.56	0.58)
				1070.30-1084.35	14.05	1.6	0.83	0.096	2.49	0.33
			(including	1074.14-1084.35	10.21	1.52	0.87	0.1	2.41	0.35)
			(and	1074.14-1080.14	6	1.56	0.9	0.104	2.52	0.50)
				1094.60-1099.92	5.32	1.31	0.66	0.074	1.64	0.17
			(including	1095.50-1098.50	3	1.4	1.02	0.112	2.46	0.27)
FL02-137	80+06W 4+47N	-70	176	1038.98-1041.19	2.21	0.55	0.47	0.058	1.18	0.29
				1095.98-1102.20	6.22	1.25	0.8	0.097	2.18	0.13
FL02-138	78+00W 5+04N	-70	176	1025.16-1033.88	8.72	1.47	0.49	0.06	1.39	0.16
			(including	1028.56-1033.88	5.32	1.86	0.72	0.08	2.04	0.23)
				1045.08-1059.44	14.35	1.19	0.7	0.073	2.06	0.37
			(including	1047.23-1054.91	7.68	1.15	0.7	0.073	2.06	0.37
				1067.07-1069.44	2.37	0.45	0.13	0.01	0.38	0.03

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

119 ZONE

Hole No.	Location	Inclination	Azimuth	Interval (m)	Length (m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL02-139	80+06W 4+47N	-74	176	1072.10-1074.33	2.23	0.27	0.35	0.047	0.86	0.03
				1093.07-1105.55	12.48	0.89	0.77	0.1	2.08	0.2
			(including	1098.34-1104.79	6.45	1.15	0.79	0.102	2.02	0.28)
			(and	1100.04-1103.87	3.83	0.69	1	0.128	2.23	0.31)
				1142.30-1150.08	7.78	2.23	0.61	0.072	2.01	0.57
			(including	1146.00-1149.24	3.24	2.19	0.77	0.09	2.49	0.05)
FL02-140	78+00W 5+04N	-76	176	1093.50-1101.73	8.23	0.99	0.7	0.079	1.68	0.43
				1104.25-1105.80	1.55	1.07	0.56	0.069	1.57	0.14
FL02-141	80+06W 4+47N	-79	176	1172.50-1172.80	0.3	0.1	0.18	0.016	0.45	0.006
				1223.97-1224.97	1	0.14	0.27	0.033	0.55	0.006
				1261.69-1261.89	0.2	0.05	0.06	0.01	1.79	0.4
				1410.58-1402.22	0.64	0.13	0.06	0.009	1.86	2.61
				1511.36-1511.98	0.62	0.08	0.23	0.022	1.05	0.18
				1664.01-1664.22	0.21	0.06	0.16	0.022	0.25	0.001

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

APPENDIX IV

2003-2004 DRILLING RESULTS

i

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL03-153	72.87-76.08	3.21	0.772	1.033	0.131	2.15	0.25
	87.40-88.05	0.65	0.031	0.042	0.01	6.37	1.66
	111.65-112.48	0.83	0.201	1.321	0.115	11.79	0.97
	180.25-180.80	0.55	1.551	0.614	0.21	6.46	0.27
	184.64-185.87	1.23	0.667	0.598	0.058	3.12	0.64
FL03-154	101.33-105.54	4.21	1.748	0.691	0.163	1.53	0.24
(including	101.33-104.48	3.15	2.107	0.828	0.197	1.87	0.27)
	183.60-185.00	1.4	0.009	0.012	0.002	1.61	2.25
	314.00-314.55	0.55	0.034	0.142	0.026	2.86	1.02
	322.35-322.90	0.55	0.123	0.37	0.033	5.75	0.33
FL03-155	67.45-70.35	2.9	0.96	0.677	0.074	1.67	0.31
(including	67.88-70.00	2.12	0.881	0.85	0.093	1.97	0.40)
	74.35-78.16	3.81	1.159	0.836	0.092	2.41	0.54
	97.36-101.96	4.6	0.477	0.896	0.119	2.31	0.27
	128.88-129.18	0.3	0.289	0.689	0.073	9.84	0.27
	137.33-146.12	8.79	0.645	0.887	0.106	2.1	0.17
(including	137.33-141.55	4.22	0.707	1.072	0.126	2.47	0.13)
	163.00-164.00	1	0.015	0.017	0.002	1.14	1.15
	191.36-192.40	1.04	0.038	0.065	0.01	4.88	2.08
FL03-156	168.90-169.37	0.47	0.09	0.134	0.024	2.25	1.16
	184.12-185.00	0.88	0.294	0.73	0.088	2.17	0.93

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL03-157	153.70-156.17	2.47	1.98	0.717	0.1	1.24	0.05
	158.05-161.78	3.73	1.915	0.96	0.145	1.77	0.2
	214.00-229.50	15.5	0.024	0.055	0.02	3.82	3.1
(including	215.66-225.20	9.54	0.034	0.078	0.012	5.71	4.70)
(and	221.90-225.20	3.3	0.084	0.2	0.031	12.16	8.10)
(and	215.66-217.00	1.34	0.006	0.008	0.001	0.35	6.53)
(and	222.47-223.35	0.88	0.144	0.434	0.067	23.85	7.21)
(and	224.25-225.20	0.95	0.096	0.146	0.022	10.82	17.01)
	240.73-241.62	0.89	0.8	1.054	0.146	6.03	1.72
FL03-158	141.32-151.85	10.53	0.533	1.043	0.11	2.97	0.23
(including	146.60-151.85	5.25	0.787	1.331	0.138	3.72	0.36)
	194.70-195.15	0.45	0.172	0.111	0.019	5.35	2.55
	238.63-241.00	2.37	0.032	0.048	0.007	6.11	0.45
	296.00-297.50	1.5	0.007	0.02	0.003	4.88	0.59
FL03-159	51.56-55.51	3.95	1.07	1.192	0.138	2.27	0.39
	65.17-67.25	2.08	0.872	0.487	0.068	1.36	0.29
	73.03-93.98	20.95	1.531	0.969	0.099	2.25	0.23
	124.49-125.12	0.83	0.277	1.374	0.165	2.65	0.27
	162.51-164.51	2	0.032	0.63	0.006	2.06	1.62
	229.50-232.50	3	0.007	0.012	0.002	2.63	0.48
FL03-160	72.00-75.69	3.69	1.63	0.489	0.074	0.89	0.2
	88.45-99.70	11.25	0.768	0.966	0.118	1.54	0.41
(including	88.45-96.33	7.88	0.648	1.267	0.154	1.92	0.39)
	151.71-155.00	3.29	0.092	0.059	0.01	5.14	0.5
(including	151.71-152.71	1	0.117	0.07	0.016	8.87	1.32)
FL03-161	116.11-120.03	3.92	0.848	1.173	0.143	3.62	1.09
(including	117.11-118.11	1	0.745	1.157	0.141	3.61	3.46)
	134.78-137.00	2.22	0.478	1.126	0.141	3.29	0.36

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FLO4-162	132.00-133.13	1.13	372	65	23	2.2	1.3
	135.27-136.65	1.38	0.359	0.451	0.056	0.86	0.08
	136.65-137.65	1	415	360	43	1.27	0.34
	168.08-168.50	0.42	518	2349	312	1.73	0.1
	173.00-175.10	2.1	948	600	89	1.31	0.63
	180.50-183.50	3	174	213	32	0.76	0.37
	184.50-185.50	1	279	198	33	0.8	0.32
	209.90-215.65	5.75	0.487	0.429	0.064	1.94	0.3
(including	209.90-212.80	2.9	0.817	0.758	0.11	2.63	0.37)
(including	212.80-215.65	2.85	1315	949	168	1.24	0.23)
FL04-163	114.22-115.40	1.28	840	480	85	1.13	0.2
	132.06-145.15	13.09	0.624	0.739	0.094	1.27	0.17
(including	132.72-138.80	2.33	0.526	1.062	0.124	1.94	0.29)
(including	140.45-144.48	4.03	0.874	1.151	0.149	1.64	0.23)
	181.25-182.25	1	387	442	53	1.36	0.19
	207.25-209.52	2.27	372	2063	130	2.67	0.33
	212.50-215.50	3	79	374	37	1.17	0.25
	235.45-238.45	2	462	2317	185	1.85	0.15
	240.45-242.00	1.55	739	1671	223	1.28	0.17
	244.32-248.95	4.63	0.287	0.233	0.033	1.52	0.16
(including	244.32-247.90	3.58	2308	1465	232	1.3	0.19)
(including	248.17-248.95	0.78	0.621	0.702	0.086	3.02	0.11)
	266.80-268.00	1.2	228	409	61	0.97	0.26
FL04-164	156.47-157.24	0.77	0.241	0.381	0.067	0.66	0.37
	158.20-164.70	6.5	1.016	0.866	0.113	1.66	0.19
(including	159.34-164.70	5.36	1.128	0.92	0.123	1.84	0.21)
	196.40-197.45	1.05	0.036	0.039	0.007	0.79	0.84
	198.50-200.00	1.5	0.005	0.022	0.004	0.45	0.67
	214.0-214.75	0.75	0.022	0.064	0.008	1.11	0.36
	242.46-242.86	0.4	2.223	0.188	0.025	2.74	0.37

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL04-165	145.53-148.47	2.94	0.529	0.311	0.041	0.6	0.03
(including	145.53-146.47	0.94	0.796	0.819	0.107	1.24	0.08)
	152.47-154.16	1.69	1.175	0.629	0.077	1.24	0.11
	198.25-198.75	0.5	495	939	135	1.29	0.32
	206.30-206.90	0.6	449	513	89	1.93	0.03
	207.70-208.80	1.1	139	280	52	0.94	1.38
	209.90-210.70	0.8	267	739	145	4.72	0.51
	215.90-220.82	4.92	595	659	97	9.09	2.33
(including	217.80-219.82	2.02	1164	1178	174	18.53	4.84)
(including	217.80-218.80	1	1606	1830	265	32.23	8.54)*
	233.25-234.50	1.25	47	288	37	1.09	0.06
	237.10-240.65	3.55	0.532	0.274	0.035	2.19	11.06
(including	237.10-238.75	1.65	685	906	138	1.58	23.73)
(including	237.10-238.00	0.9	954	1495	221	2.41	43.39)*
	* Average of 3 assays						
FL04-166	39.04-40.00	0.96	0.677	0.214	0.026	0.28	0.01
	54.40-62.25	7.85	0.956	0.559	0.071	1.19	0.25
(including	57.50-62.25	4.75	0.933	0.844	0.107	1.68	0.36)
	76.05-79.18	3.13	1.397	0.905	0.114	2.35	0.27
	80.45-86.05	5.6	151	297	47	1.06	0.32
	88.35-88.95	0.6	0.596	0.349	0.147	1.11	0.28
	106.88-107.80	0.92	0.335	1.22	0.094	2.26	0.07
	122.25-125.60	3.35	0.236	0.269	0.034	1.07	0.41
(including	125.25-125.60	0.35	0.134	0.632	0.079	2.86	2.91)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL04-167	77.20-77.50	0.5	1.876	1.379	0.123	2.38	0.16
	83.00-83.28	0.28	0.194	0.339	0.05	0.83	1.05
	99.90-102.15	2.25	0.62	0.989	0.105	4.16	0.16
	105.00-105.75	0.75	1462	686	80	0.62	0.23
	133.00-143.37	10.37	114	203	40	1.33	0.41
(including	133.00-137.00	4	196	319	62	2.07	0.54)
	143.37-144.05	0.68	0.509	0.778	0.098	2.94	0.23
	145.65-152.25	6.6	0.605	0.464	0.055	2.01	0.25
	152.25-156.00	3.75	124	132	22	1.66	4.34
(including	153.50-154.75	1.25	217	252	39	4.02	10.40)*
	163.00-164.50	1.5	266	177	29	0.83	0.92
	167.50-170.50	3	612	404	52	1.36	0.43
	173.50-174.70	1.2	446	128	30	0.51	1.01
	218.60-219.50	0.9	0.465	0.167	0.017	4.1	0.65
	225.16-225.69	0.53	1334	3541	353	2.81	0.62
	257.80-260.80	3	806	963	109	1.71	0.22
	264.45-269.60	5.15	212	525	55	2.43	0.3
	276.15-278.70	2.55	295	1749	153	1.67	0.18
	280.00-280.68	0.68	1622	689	159	1.05	0.32
	300.25-301.25	1	469	975	140	1.22	0.18
	* Average of 3 assays						
FL04-168	79.60-85.18	5.58	2.096	0.775	0.11	1.59	0.19
(including	79.60-83.88	4.28	2.391	0.982	0.14	1.99	0.24)
	145.90-147.05	1.15	140	337	21	1.14	1.79
	203.50-205.00	1.5	31	189	21	1.26	0.08

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL04-169	62.00-81.20	19.2	1.17	0.724	0.092	1.7	0.3
(including	63.95-80.20	16.25	1.099	0.847	0.092	1.93	0.35)
(and	68.00-80.20	12.2	1.397	0.881	0.101	2.07	0.37)
	94.70-98.00	3.3	0.621	1.247	0.166	2.68	0.23
	101.87-104.00	2.13	0.561	0.329	0.041	0.71	0.04
	119.50-119.80	0.3	0.395	0.93	0.125	2.42	0.11
	127.88-140.00	12.12	0.765	0.405	0.062	1.04	0.1
(including	131.60-136.10	4.5	1.238	0.602	0.082	1.43	0.15)
	191.00-192.50	1.5	192	204	38	1.28	0.15
	297.05-298.25	1.2	671	718	105	1.25	0.39
FL04-170	128.80-134.57	5.77	1.299	1.192	0.149	1.92	0.31
	139.84-141.23	1.39	1.977	0.251	0.122	0.99	0.17
	144.16-144.98	0.82	0.133	1.176	0.072	1.37	0.08
	157.00-158.50	1.5	81	71	11	1.9	0.06
	163.00-166.00	3	166	319	52	0.85	0.17
	176.48-179.50	3.02	0.434	0.624	0.08	1.08	0.11
	190.00-191.50	1.5	1807	1391	239	0.94	0.3
	201.50-203.50	2	198	932	93	1.71	0.15
FL04-171	71.89-76.01	4.12	0.898	0.866	0.095	1.17	0.1
(including	73.56-76.01	2.45	1	1.312	0.129	1.51	0.15)
	124.05-125.28	1.23	0.139	0.055	0.008	3.37*	1.49*
	133.44-134.57	1.13	1.171	0.388	0.045	0.9	0.5
	162.10-163.63	1.53	0.653	0.042	0.006	1.7	0.31
	166.70-168.11	1.41	0.698	0.256	0.092	1.61	0.17

* Average of 3 assays

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL04-172	85.13-92.00	6.87	0.895	0.638	0.077	1.18	0.18
(including	88.75-92.00	3.25	1.052	0.722	0.09	1.33	0.28)
	135.50-137.00	1.5	346	143	18	2.05	0.36
	164.58-166.08	1.5	459	567	104	1.21	0.09
	169.08-170.08	1	26	198	25	3.12	0.85
	172.08-172.88	0.8	179	296	38	1.04	0.36
	257.00-258.50	1.5	111	617	59	1.44	0.67
	314.81-315.81	1	226	1205	99	0.98	0.06
FL04-173	29.15-32.88	3.73	1.046	1.174	0.146	1.91	0.28
	38.00-41.33	3.33	1.053	0.93	0.118	1.54	0.18
	46.60-51.95	5.35	1.263	1.017	0.113	1.74	0.14
(including	46.60-50.45	3.85	1.115	1.242	0.134	1.93	0.13)
	96.75-100.93	4.18	0.632	0.501	0.06	0.94	0.28
	107.24-122.00	14.76	1.165	0.673	0.094	1.12	0.11
(including	116.40-122.00	5.6	1.676	1.134	0.151	1.54	0.05
	150.05-151.65	1.6	0.699	0.605	0.079	1.64	0.31
	157.50-160.50	3	710	611	88	6.33	4.06
	178.36-179.32	0.96	71	257	36	1.02	0.1
	190.44-191.58	1.14	794	1124	184	1.8	0.28
	215.00-219.50	4.5	327	588	74	1.02	0.13
FL04-174	1279.48-1279.83	0.35	6.429	0.139	0.027	0.72	0.08
	1292.00-1293.10	1.1	0.495	0.731	0.086	1.75	0.09
	1295.98-1303.10	7.12	0.839	0.5	0.058	1.06	0.33
(including	1298.65-1302.50	3.85	0.904	0.818	0.094	1.64	0.59)
	1307.82-1311.85	4.03	1.292	0.563	0.064	1.67	0.18

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL04-174 W1	1215.48-1217.13	1.65	0.336	0.788	0.127	1.01	0.12
	1264.18-1264.83	0.65	0.588	0.389	0.043	1.06	0.15
FL04-174 W2	1220.30-1228.40	8.1	0.958	0.657	0.075	1.59	0.3
(including	1220.30-1222.20	1.9	1.168	0.724	0.082	1.78	0.92)
(including	1233.60-1228.40	4.8	1.091	0.806	0.092	1.91	0.15)
FL04-175	38.60-40.60	2	1.235	0.101	0.038	0.54	0.08
	57.56-58.04	0.48	0.649	1	0.131	2.35	0.27
	61.55-61.90	0.35	0.301	0.855	0.066	1.47	0.34
	72.07-73.57	1.5	1917	675	88	0.76	0.35
	109.78-110.13	0.35	0.778	0.157	0.246	1.47	0.09
	113.64-114.03	0.39	0.259	0.525	0.052	0.75	0.44
	117.07-117.30	0.23	1.212	1.195	0.13	3.66	0.23
	118.50-120.52	2.02	0.416	0.752	0.093	1.66	0.19
	353.45-354.95	1.5	491	1004	139	1.52	0.02
	364.84-366.34	1.5	413	552	76	0.93	0.07
FL04-176	41.43-47.08	5.65	0.934	0.604	0.066	1.5	0.11
(including	41.43-44.28	2.85	1.166	0.702	0.079	1.74	0.11)
	54.28-64.06	9.78	1.507	0.884	0.102	2.44	0.21
	121.23-126.77	5.54	0.916	1.236	0.163	2.85	0.12
	129.40-129.72	0.32	0.223	0.977	0.105	2.84	0.1
	132.85-134.00	1.15	0.865	0.056	0.013	0.44	0.02
	135.74-136.76	1.02	0.494	1.166	0.138	3.44	0.12
	142.20-142.50	0.3	1.788	0.05	0.008	1.19	0.02
	166.15-167.05	0.9	629	748	66	0.61	0.7
	168.25-168.55	0.3	0.214	0.526	0.059	2.49	0.02
	169.55-171.00	1.45	86	143	29	0.7	0.28
	248.50-250.00	1.5	160	130	21	1.63	0.18
	290.00-290.75	0.75	1763	704	95	1.42	0.21
	298.00-299.00	1	323	883	85	1	0.2

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL04-177	142.92-152.97	10.05	0.602	0.762	0.094	1.66	0.08
(including	144.56-150.47	5.91	0.737	1.005	0.122	1.77	0.12)
	164.55-167.06	2.51	1977	1528	192	1.01	0.11
	190.50-193.00	2.5	58	221	58	0.82	0.59
	220.10-221.20	1.1	302	1968	488	308	1.43
	233.35-233.85	0.5	2351	3330	303	1.42	0.15
FL04-178	162.06-166.80	4.74	0.54	0.334	0.037	0.75	0.07
	185.85-186.20	0.35	0.549	0.852	0.163	3.32	0.07
	199.30-201.02	0.58	0.23	0.897	0.116	2.39	0.14
	201.32-204.50	3.18	0.299	0.27	0.036	0.89	0.73
(including	203.25-204.50	1.25	0.385	0.095	0.014	0.43	1.47)
	209.00-210.50	1.5	48	72	15	796	17
	213.73-214.28	0.55	0.312	0.89	0.094	3.18	0.05
FL04-179	193.20-193.90	0.7	0.774	0.695	0.087	1.72	0.25
	208.23-212.00	3.77	0.425	0.598	0.08	1.71	0.88
	222.93-225.70	2.77	0.275	0.534	0.065	1.6	0.04
(including	224.50-225.70	1.2	0.278	0.816	0.103	2.49	0.05)
FL04-180	156.97-164.65	7.68	1.145	0.905	0.118	2.04	0.04
	210.50-211.73	1.23	909	988	150	2.02	29.09
	255.17-255.44	0.27	760	1679	250	3.48	0.16

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL04-181	145.00-145.70	0.7	2.126	1.128	0.154	2.78	0.04
	146.21-146.74	0.53	1.126	1.153	0.156	2.5	0.98
	150.15-151.23	1.08	0.321	1.147	0.149	2.23	0.81
	155.00-155.30	0.3	0.179	0.295	0.043	0.42	0.01
	156.32-156.87	0.55	0.728	0.885	0.112	1.36	0.02
	176.74-177.78	1.14	0.358	0.469	0.047	0.91	0.36
	198.00-203.00	5	1243	287	71	4.5	0.49
(including	201.40-203.00	1.6	3772	713	182	11.72	0.58)
	224.00-228.50	4.5	490	304	44	5.16	2.85
(including	224.00-225.50	1.5	807	392	52	12.61	8.22)
	231.50-233.00	1.5	27	177	23	2.27	0.12
	243.50-245.50	2	102	427	59	2.5	0.07
	259.55-276.75	17.2	0.754	0.732	0.103	2.79	0.27
(including	263.38-269.75	6.37	0.91	1.147	0.164	4.3	0.50)
	281.65-284.60	2.95	1217	1029	132	0.72	0.14
	292.89-293.34	0.45	2317	1878	232	0.97	0.04
	294.40-299.08	4.68	0.581	0.701	0.087	3.21	0.46
	299.08-299.56	0.48	3416	3133	396	2.25	0.19
	300.60-301.42	0.82	0.424	0.504	0.064	2.18	0.21
	307.07-308.16	1.09	581	1228	290	2.21	0.59
	317.50-320.75	3.25	447	1145	121	1.3	0.27
FL04-182	178.50-180.00	1.5	168	240	33	0.66	0.47
	199.53-202.25	2.72	0.524	0.225	0.03	1.08	0.25
(including	199.53-201.15	1.62	0.712	0.361	0.048	1.48	0.40)
	205.60-207.95	2.35	0.989	0.266	0.054	1.28	0.14
	216.50-217.62	1.12	0.372	0.575	0.077	1.88	0.07
	238.32-238.72	0.4	852	974	217	3.64	1.65

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL04-183	159.68-164.30	4.62	1.151	0.588	0.077	1.01	0.11
(including	161.78-164.30	2.52	1.658	1.021	0.131	2.07	0.18)
	182.20-185.20	3	86	125	18	2.12	0.43
	195.70-197.20	1.5	15	101	16	6.45	0.98
	211.30-212.15	0.85	0.911	0.474	0.106	1.08	0.04
	264.70-265.40	0.7	2081	1968	312	0.98	0.19
	273.87-276.55	2.68	0.402	0.342	0.044	1.53	0.12
	277.29-278.00	0.71	4171	1194	221	0.83	0.87
	288.00-288.50	0.5	2855	1779	196	1.09	0.09
FL04-184	152.96-155.58	2.62	1.276	0.563	0.074	1.16	0.1
	161.20-165.10	3.9	48	91	15	0.78	0.15
	166.33-166.70	0.37	0.194	0.626	0.079	0.98	0.05
	189.00-191.30	2.3	205	449	47	1.23	0.28
	210.50-211.00	0.5	364	545	79	2.4	0.3
	213.10-218.00	4.9	1.3	0.897	0.121	2.78	0.06
	220.27-224.68	4.41	1.259	1.195	0.162	3.59	0.05
	229.05-230.70	1.65	0.906	0.802	0.104	2.47	0.08
	234.65-235.55	0.9	826	1378	330	1	0.88
FL04-185	156.80-176.90	20.1	1.081	0.899	0.121	2.01	0.31
(including	156.80-162.02	5.22	1.339	0.802	0.106	1.7	0.43)
(including	164.00-176.90	12.9	1.127	1.07	0.145	2.2	0.21)
	179.00-180.50	1.5	127	154	26	1.09	0.11
	182.00-183.50	1.5	55	168	29	1.78	0.32
	187.50-188.50	1	102	406	63	0.79	0.21
	191.40-192.50	1.1	247	507	57	1.84	0.16
	203.00-204.50	1.5	195	106	19	1.68	0.43
	238.85-239.60	0.75	288	1470	101	0.85	0.19
	267.95-269.20	1.25	557	761	116	1.63	0.35

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL04-186	135.84-136.36	0.52	1.289	1.029	0.129	2.55	0.35
	138.65-141.70	3.05	1.047	0.737	0.092	1.6	0.5
	141.70-149.55 - Gabbro Dyke						
	149.55-153.35	3.8	0.93	1.088	0.139	1.77	0.16
	161.35-162.85	1.5	297	104	18	1.07	0.11
	165.48-166.20	0.72	0.893	0.821	0.107	1.48	0.03
	169.20-170.70	1.5	8	150	25	2.2	0.03
	186.00-187.80	1.8	0.054	0.13	0.021	3.93	0.58
(including	186.00-186.30	0.3	0.205	0.701	0.106	17.61	2.66)
	199.80-201.10	1.3	353	553	84	1.12	0.28
	226.55-227.40	0.85	0.19	0.211	0.033	1.53	0.26
FL04-187	149.00-149.91	0.91	0.257	0.786	0.092	2.56	0.17
	171.43-179.00	7.57	1.402	1.075	0.138	1.93	0.2
	181.00-181.75	0.75	0.102	0.222	0.02	3.74	1.16
	183.25-185.00	1.75	27	79	15	1.66	0.27
	202.00-205.00	3	126	142	26	1.39	0.55
	210.12-212.18	2.06	0.855	1.199	0.159	2.74	0.1
	264.48-265.50	1.02	0.082	0.28	0.006	1.83	0.6
	284.00-287.00	3	322	383	49	0.9	0.44
	290.00-291.50	1.5	136	176	32	0.82	0.18
	302.00-303.50	1.5	169	1330	160	1.8	0.19
	321.50-323.00	1.5	335	657	118	1.3	0.27
FL04-189	61.17-65.00	3.83	0.599	0.307	0.047	0.57	0.15
(including	61.17-63.88	2.71	0.653	0.347	0.067	0.66	0.09)
	90.43-90.71	0.26	0.225	0.935	0.107	1.86	0.16
FL04-190	36.00-41.07	5.07	0.726	1.07	0.129	1.87	0.17
	44.75-46.19	1.44	0.913	0.533	0.085	1.21	0.19

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)		Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL04-191	57.77-58.35	0.58		3865	1820	588	0.94	0.09
	105.74-107.08	1.34		0.394	0.534	0.067	1.13	0.12
	125.23-125.85	0.62		904	1772	258	1.09	0.17
	143.30-147.12	3.82		1.526	0.67	0.087	1.96	0.15
	149.79-151.22	1.43		1023	2854	373	0.81	0.11
	161.00-164.00	3		240	302	47	0.97	0.25
	196.00-197.50	1.5		582	547	96	0.53	0.07
	200.50-202.00	1.5		1171	768	93	0.61	0.06
FL04-192	49.12-56.15	7.03		1.326	0.778	0.099	1.83	0.23
	56.15-61.02		Mafic Dyke					
	61.02-65.70		Gabbro Dyke					
	61.83-72.45	10.62		1.434	0.768	0.098	1.94	0.49
(including	65.70-72.45	6.75		1.377	0.98	0.12	2.3	0.64)
	85.06-88.02	2.96		1.188	1.021	0.213	2.12	0.17
	91.95-92.87	0.92		0.591	1.142	0.118	1.89	0.09
	147.30-152.80	5.5		649	697	189	0.93	0.4
	154.30-156.78	2.48		910	589	84	1.59	0.2
	169.31-170.95	1.64		0.746	1.011	0.147	4.26	0.18
	232.00-233.00	1		320	1132	242	1.1	0.48
	283.50-285.95	2.45		611	802	105	1.55	0.11
	292.82-296.94	4.12		231	1071	84	1.86	0.27
	298.44-299.74	1.3		86	220	33	1.43	0.58
FL04-193	55.55-62.12	6.57		1.436	1.024	0.102	2.3	0.27
	68.45-79.00	10.55		0.752	0.956	0.106	1.9	0.26
	103.10-104.25	1.15		0.558	0.107	0.014	0.81	0.13
	179.50-181.00	1.5		60	116	20	0.65	0.51
	202.90-203.90	1		1088	1819	268	1.18	1.35
	221.00-222.70	1.7		159	340	52	4.25	2.42
	242.40-244.60	2.2		1807	1462	190	1.37	0.14
	259.20-250.80	1.6		700	575	78	1.5	0.14

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL04-194	150.70-164.80	14.1	0.944	0.398	0.046	1	0.19
(including	160.59-164.80	4.21	1.655	0.512	0.059	1.27	0.16)
	169.18-171.00	1.82	0.047	0.214	0.025	2.93	1.09
	175.50-177.00	1.5	299	288	54	1.27	0.55
	181.25-181.77	0.52	1060	495	317	0.3	1.91
FL04-195	140.13-143.07	2.94	0.762	0.302	0.045	0.86	0.03
	146.00-163.10	17.1	0.768	0.463	0.055	1.13	0.23
(including	146.00-148.28	2.28	0.854	1.061	0.127	2.28	0.20)
(including	150.78-154.23	3.45	0.81	0.61	0.068	1.58	0.53)
	166.80-179.50	12.7	0.658	0.567	0.072	1.16	0.28
(including	167.55-173.54	5.99	0.561	0.94	0.109	1.83	0.43)
	197.27-199.00	1.73	0.534	0.51	0.068	1.46	0.13
	202.50-203.30	0.8	1531	3007	529	0.64	0.06
	219.50-222.50	3	262	244	33	12.69	1.48
(including	221.00-222.50	1.5	64	245	31	24.85	2.84)
	250.00-257.57	8.57	1.064	0.684	0.086	2.59	0.24
(including	250.97-255.60	4.63	0.944	1.129	0.144	4.21	0.37)
	261.75-262.75	1	2155	2980	378	0.99	0.06
	274.45-275.75	1.3	788	3013	329	0.98	0.15

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL04-196	81.96-82.50	1.44	1.569	0.635	0.093	1.15	0.1
	95.00-99.00	4	793	738	72	0.82	0.39
	135.00-136.50	1.5	92	146	25	1.38	0.2
	145.25-146.50	1.25	66	149	24	1.38	0.5
	147.70-150.70	3	234	233	30	0.98	1.03
	151.68-152.18	0.5	2531	1441	789	0.56	0.14
	154.60-155.75	1.15	0.248	1.314	0.141	3.38	0.42
	175.57-179.77	4.2	309	327	38	0.65	0.75
	182.60-183.80	1.2	239	1132	73	0.99	0.17
	185.00-186.20	1.2	174	915	104	1.06	0.17
	187.30-188.75	1.45	833	2891	188	1.38	0.12
	189.25-190.15	0.9	273	1623	172	0.82	0.03
	261.00-263.00	2	143	202	26	0.82	0.38
	264.00-265.00	1	383	1663	200	4.18	1.09
	282.50-283.60	1.1	504	2290	251	1.78	0.09
	289.20-291.50	2.3	197	509	61	0.89	0.58
	292.60-293.22	0.62	348	604	90	0.97	0.03
	294.80-295.40	0.6	163	177	27	0.92	0.11
FL04-197	84.90-95.60	10.7	0.965	0.814	0.104	1.52	0.16
(including	85.40-92.68	7.28	1.216	1.067	0.139	2.01	0.21)
	118.37-119.00	0.63	0.951	0.062	0.011	0.22	0.03
	125.43-128.30	2.87	0.64	0.084	0.023	0.25	0.02
	141.50-142.65	1.15	120	119	22	0.96	2.58
	147.00-148.50	1.5	98	147	22	0.41	0.79
	150.00-151.50	1.5	17	164	24	0.16	1.01
	182.90-184.15	1.25	33	164	26	1.46	0.42
	206.00-207.00	1	74	366	42	0.65	0.07
	241.35-142.65	1.3	259	579	83	3.86	0.19

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL04-198	72.42-72.67	0.25	0.862	0.885	0.078	1.88	0.15
	82.00-83.00	1	0.783	0.353	0.059	0.72	0.16
	97.28-100.33	3.05	0.226	0.62	0.061	1.28	0.07
	128.50-129.00	0.5	252	1018	399	2.1	0.11
	135.11-144.38	9.27	0.942	0.867	0.107	2.01	0.18
(including	138.23-144.38	6.15	1.328	1.118	0.14	2.62	0.20)
	144.38-147.15	Mafic Dyke					
	146.60-148.10	1.5	3.884	0.897	0.105	0.61	0.03
	151.35-152.35	1	2.336	0.06	0.013	0.7	0.15
	164.00-165.50	1.5	172	162	33	1.35	0.9
	168.10-169.20	1.1	1142	1148	466	1.14	0.1
	175.70-177.25	1.55	73	337	39	0.77	0.24
	178.80-180.35	1.55	228	485	63	1.12	0.26
	243.20-245.20	2	683	509	220	1.11	0.36
	246.20-247.20	1	762	1374	497	4.1	0.21
	249.20-250.20	1	1030	2900	302	2.18	0.1
	254.00-255.50	1.5	278	236	52	1.07	1.28
	258.50-261.00	2.5	185	493	82	0.8	0.5
	286.50-287.50	1	1045	2649	250	1.24	0.01
	289.00-290.50	1.5	31	187	31	4.86	1.18
	299.50-301.00	1.5	161	361	45	2.39	0.53
FL04-199	71.38-74.20	2.82	0.193	0.504	0.072	0.86	0.15
(including	72.11-74.20	2.09	0.181	0.444	0.079	0.73	0.11)
	79.55-80.00	0.45	2.361	0.297	0.044	0.64	0.1
	127.50-128.20	0.7	155	453	53	0.81	0.26
	141.40-146.40	5	141	403	60	1.1	0.74
(including	144.00-145.20	1.2	135	303	40	1.98	1.11)
	185.50-187.00	1.5	87	182	36	0.67	1.27

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL04-200	1164.00-1167.00	3	0.105	0.083	0.011	0.17	0.03
	1171.36-1176.76	5.4	0.353	0.31	0.031	0.74	0.02
(including	1174.88-1176.76	1.88	0.572	0.471	0.054	1.24	0.02)
	1184.00-1186.76	2.76	0.391	0.239	0.032	0.58	0.03
	1189.76-1191.82	2.06	0.484	0.268	0.046	0.73	0.03
FL04-201	56.29-58.49	2.2	0.201	0.378	0.061	0.75	0.11
	80.70-84.90	4.2	1.427	0.811	0.108	2.22	0.34
	94.62-99.60	4.98	0.625	0.463	0.065	1.24	0.1
(including	95.60-97.80	2.2	0.767	0.651	0.078	1.58	0.14)
	104.54-107.44	2.9	1.027	0.64	0.12	2.5	0.52
	127.55-128.55	1	412	730	117	1.59	0.32
	132.72-134.15	1.43	1.058	0.673	0.119	1.81	0.21
	136.82-139.57	2.75	0.417	0.947	0.13	2.76	0.24
	201.00-202.00	1	212	667	84	1.38	0.2
	213.25-217.00	3.75	257	469	62	1.01	0.13
	225.97-228.20	2.23	0.115	0.307	0.025	1.98	0.16
	229.35-230.35	1	526	2676	234	1.52	0.16
	282.00-283.50	1.5	113	116	20	0.62	0.42
FL04-202	60.19-63.12	2.93	0.865	0.491	0.069	1.16	0.11
	73.50-76.60	3.1	1.217	0.487	0.058	1.18	0.08
	76.60-78.92	Dyke					
	78.92-81.04	2.12	0.759	0.672	0.087	1.51	0.08
	139.55-150.37	10.82	1.386	1.046	0.121	2.67	0.79
	170.70-172.20	1.5	467	756	67	6.89	8.01
(including	170.70-171.70	1	59	117	17	7.65	10.13)
	175.00-178.00	3	140	146	40	1.15	0.54
	179.50-181.00	1.5	28	144	19	1	3.6
	188.90-189.90	1	464	411	49	2.5	0.1
	191.40-196.00	4.6	117	229	34	3.04	1.04
(including	194.50-196.00	1.5	126	272	43	3.9	2.46)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL04-203	66.30-69.00	2.7	1.506	0.743	0.099	1.6	0.3
	95.80-99.20	3.4	1.301	0.182	0.074	0.81	0.12
	118.90-120.20	1.3	0.585	0.545	0.229	2.15	0.62
	132.50-134.00	1.5	27	103	19	1.76	0.87
	137.33-139.18	1.85	0.842	0.951	0.208	2.26	0.28
	162.50-165.30	2.8	105	166	32	0.99	1.37
	170.98-174.10	3.12	22	165	30	1.31	0.17
	175.70-177.30	1.6	88	262	31	1.64	0.12
	193.42-193.92	0.5	2.027	0.08	0.013	3.44	0.54
	200.80-202.00	1.2	353	520	92	0.79	0.19
FL04-204	30.15-33.10	2.95	0.438	0.119	0.031	0.32	0.1
	42.12-60.00	17.88	0.79	0.715	0.074	1.62	0.39
(including	45.30-58.00	12.7	0.937	0.81	0.084	1.83	0.46)
	69.10-72.27	3.17	0.63	0.823	0.111	1.45	0.19
	74.27-78.20	3.93	0.887	0.561	0.072	1.56	0.12
	161.70-162.90	1.2	309	441	49	0.82	0.16
FL04-205	106.68-110.14	3.46	0.613	0.286	0.052	0.58	0.1
	120.60-121.61	1.01	0.383	0.723	0.079	1.11	0.25
	128.30-128.70	0.4	1.22	0.395	0.047	0.84	0.09
	136.19-137.25	1.06	0.519	0.041	0.005	0.1	0.01
	159.25-160.50	1.25	162	491	61	0.7	0.38
	162.98-163.67	0.69	3463	1092	125	2.18	2.2
	163.67-167.53	3.86	0.769	1.166	0.159	3.03	0.17
	168.83-169.20	0.37	1443	1896	366	1.7	0.09
	185.55-187.05	1.5	337	162	25	0.25	0.89
	196.50-201.00	4.5	129	193	30	1.7	1.51
(including	196.50-198.00	1.5	226	167	34	1.83	3.68)

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL04-206	262.63-264.63	2	0.2	0.462	0.075	2.6	1.04
	266.00-267.50	1.5	687	738	132	0.83	0.73
	272.32-276.69	4.37	1.044	0.511	0.07	1.46	0.13
(including	272.32-274.58	2.26	1.04	0.793	0.109	2.26	0.21)
FL04-207	265.00-275.71	10.71	0.16	0.121	0.016	0.33	0.07
(including	268.00-271.71	3.71	0.302	0.203	0.026	0.61	0.10)
	307.65-308.52	0.87	0.03	0.026	0.009	0.02	0.01
FL04-208	254.65-260.95	6.3	0.472	0.614	0.075	1.3	0.27
(including	256.85-260.95	4.1	0.581	0.758	0.092	1.72	0.38)
FL04-209	109.40-110.00	0.6	0.174	0.533	0.082	1.04	0.18
	115.20-115.51	0.31	0.137	0.473	0.07	0.95	0.23
	203.23-204.33	1.1	0.575	0.395	0.048	0.46	0.47
FL04-210	740.48-750.72	10.24	1.619	0.845	0.099	2.09	0.2
(including	742.34-749.86	7.52	1.794	1.012	0.11	2.5	0.20)
	813.80-814.90	1.1	0.086	0.121	0.018	1.18	0.09
FL04-211	112.10-118.79	6.69	0.287	0.23	0.039	0.49	0.02
(including	116.00-118.79	2.79	0.406	0.271	0.043	0.55	0.01)
FL04-212	134.90-139.72	4.82	0.22	0.107	0.016	0.27	0.01
FL04-213	166.00-170.48	4.48	0.215	0.301	0.052	0.56	0.03
(including	167.18-169.45	2.27	0.305	0.485	0.082	0.92	0.04

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

Hole No.	Interval (m)	Length(m)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
FL04-214	721.63-725.00	3.37	1.473	0.443	0.046	0.89	0.17
	727.47-747.00	19.53	1.14	0.696	0.074	1.51	0.31
(including	729.20-733.20	4	1.719	0.994	0.103	2.06	0.10)
(including	740.36-746.36	6	1.238	0.961	0.102	2.04	0.27)
	751.18-751.55	0.37	1.164	0.653	0.078	1.55	0.51
	758.00-759.50	1.5	1.297	0.516	0.069	1.52	0.44
	781.70-784.42	2.72	1.03	0.92	0.091	1.76	0.44
	INCOMPLETE						

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

APPENDIX V

MINERAL RESOURCE ESTIMATES

WEST ZONE - "PIT AREA" - INDICATED MINERAL RESOURCE

1% Cu+Ni Cutoff Grade

Section	Tonnes (000's)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
39+00W	164.5	0.7	0.5	0.066	0.79	0.14
39+35W	139.7	1.15	0.95	0.117	2.05	0.33
39+70W	165.5	1.2	0.9	0.108	2.3	0.16
40+30W	425.5	1.02	0.71	0.089	1.56	0.22
40+70W	314	0.79	0.77	0.091	1.81	0.29
40+85W	84	1.41	0.97	0.102	2.18	0.26
41+00W	134.4	1	0.75	0.098	2.04	0.41
41+45W	394.2	0.89	0.74	0.102	1.64	0.23
41+70W	57.7	0.94	0.87	0.105	0.61	0.03
42+05W	177.7	0.78	0.87	0.098	2.33	0.24
42+45W	81.6	1.22	0.58	0.083	1.81	0.21
42+68W	175.3	1.02	0.68	0.061	1.59	0.25
42+75W	14.6	0.97	0.81	0.104	1.52	0.16
42+90W	137.3	1	0.62	0.075	1.58	0.3
43+20W	150.2	0.92	0.68	0.07	1.27	0.26
43+50W	87.5	1.1	0.74	0.09	1.85	0.41
43+80W	68.1	1.22	0.65	0.1	1.61	0.22
44+10W	29.4	0.73	0.71	0.091	2.31	0.19
44+50W	148.4	0.98	0.88	0.078	1.76	0.27
45+00W	478.7	1.09	0.56	0.084	1.16	0.09
45+20W	207	1.14	0.94	N/A	N/A	N/A
45+50W	Below Cutoff					
45+80W	288	0.87	0.58	0.078	1.3	0.17
46+10W	40.5	1.02	0.87	0.113	1.66	0.19
46+30W	84.9	1.12	0.91	N/A	1.17	0.19
46+55W	87.6	0.6	0.76	0.094	1.66	0.08
47+00W	230.9	1.03	0.91	0.119	1.76	0.22
47+45W	174.4	1.13	0.92	0.124	2.23	0.24
47+60W	317.4	0.96	0.8	0.1	1.13	0.13
47+90W	73.8	1.24	0.61	0.084	1.35	0.14
48+20W	149.3	0.93	0.48	0.061	1.17	0.12
48+50W	233.6	0.8	0.76	0.103	2.72	0.26
48+80W	949.6	0.75	0.59	0.056	1.44	0.23

i

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

49+40W	477	0.84	0.51	0.058	1.23	0.31
50+00W	1069.7	1.02	0.59	0.076	1.03	0.15
50+60W	212	0.94	0.58	0.062	1.26	0.2
51+20W	720.3	0.72	0.5	0.053	1.2	0.19
Total	8744.3	0.93	0.67	0.08	1.47	0.21

1.5% Cu+Ni Cutoff Grade

Section	Tonnes (000's)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
39+00W	47.2	0.81	0.75	0.066	0.79	0.14
39+35W	139.7	1.15	0.95	0.117	2.05	0.33
39+70W	165.5	1.2	0.9	0.108	2.3	0.16
40+30W	334.7	1.15	0.79	0.101	1.79	0.27
40+70W	232.1	0.79	0.81	0.092	1.91	0.34
40+85W	77.5	1.46	1.01	0.105	2.25	0.26
41+00W	85.2	1.21	0.83	0.105	2.26	0.57
41+45W	287.5	0.94	0.8	0.097	1.17	0.17
41+70W	57.7	0.94	0.87	0.105	0.61	0.03
42+05W	177.7	0.78	0.87	0.098	2.33	0.24
42+45W	40.1	1.6	0.8	0.104	2.06	0.22
42+68W	165.2	1.02	0.71	0.061	1.59	0.25
42+75W	14.6	0.97	0.81	0.104	1.52	0.16
42+90W	123.2	1.04	0.64	0.076	1.62	0.31
43+20W	115.8	1.04	0.77	0.085	1.48	0.21
43+50W	52.6	1.38	0.92	0.107	2.38	0.58
43+80W	43.8	1.47	0.73	0.11	1.97	0.27
44+10W	14.7	1.05	0.75	0.092	1.37	0.09
44+50W	125	1.12	0.98	0.089	1.91	0.31
45+00W	439.1	1.15	0.57	0.085	1.19	0.1
45+20W	186	1.17	1.02	N/A	N/A	N/A
45+50W	Below Cutoff					
45+80W	171.5	1.14	0.74	0.094	1.6	0.24
46+10W	40.5	1.02	0.87	0.113	1.66	0.19
46+30W	84.9	1.12	0.91	N/A	1.17	0.19
46+55W	51.5	0.74	1.01	0.122	1.77	0.12

47+00W	182.3	1.14	1.08	0.131	1.92	0.24
47+45W	174.4	1.13	0.92	0.124	2.23	0.24
47+60W	262.4	1.1	0.89	0.12	1.31	0.14
47+90W	53.3	1.33	0.74	0.096	1.38	0.13
48+20W	101.3	1.29	0.62	0.08	1.57	0.14
48+50W	99.4	1.02	1.03	0.142	3.21	0.28
48+80W	430.2	0.94	0.75	0.077	1.72	0.26
49+40W	219.8	1.07	0.65	0.076	1.54	0.35
50+00W	660.3	1.15	0.74	0.066	1.41	0.32
50+60W	89.1	1.14	0.64	0.065	1.33	0.29
51+20W	268.9	0.95	0.65	0.075	1.6	0.24
Total	**5814.7**	**1.02**	**0.75**	**0.086**	**1.57**	**0.23**

iii

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE - "PIT AREA" - INDICATED MINERAL RESOURCE

2% Cu+Ni Cutoff Grade

Section	Tonnes (000's)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
39+35W	93.7	1.35	0.94	0.122	2.12	0.36
39+70W	120.8	1.29	1.01	0.124	2.59	0.18
40+30W	212	1.31	0.86	0.101	2.07	0.37
40+70W	48.5	0.79	1.17	0.159	3.03	0.17
40+85W	77.5	1.46	1.01	0.105	2.25	0.26
41+00W	62.8	1.4	0.99	0.118	2.56	0.68
41+45W	62	1	1.02	0.092	2.03	0.41
41+70W	38.3	1.33	1.12	0.14	2.62	0.2
42+05W	73.4	0.99	1.19	0.13	3.27	0.33
42+45W	32.8	1.81	0.76	0.104	1.59	0.23
42+60W	41.4	1.32	0.91	0.08	1.87	0.28
42+75W	9.9	1.22	1.07	0.139	2.01	0.21
42+90W	21.2	1.37	0.68	0.096	1.19	0.18
43+20W	32.1	1.4	0.84	0.133	2.1	0.23
43+50W	31.6	1.63	0.91	0.111	2.72	0.79
43+80W	25.1	1.34	1.13	0.163	3.06	0.41
44+10W	8.3	1.62	0.73	0.099	1.36	0.07
44+50W	48.6	1.27	1.29	0.081	1.91	0.42
45+00W	76.9	2.28	0.52	0.08	1.21	0.14
45+20W	105.5	1.38	1.3	N/A	N/A	N/A
45+50W	Below Cutoff					
45+80W	59.2	1.61	0.74	0.102	1.32	0.16
46+10W	33.4	1.13	0.92	0.123	1.84	0.21
46+30W	67.3	1.13	0.96	N/A	1.23	0.2
46+55W	Below Cutoff					
47+00W	144.2	1.16	1.1	0.142	2.01	0.17
47+45W	145.7	1.2	1.04	0.14	2.4	0.22
47+60W	96.1	1.22	1.11	N/A	N/A	N/A
47+90W	18.8	1.66	1.02	0.131	2.07	0.18
48+20W	Below Cutoff					
48+50W	99.4	1.02	1.03	0.142	3.21	0.28

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

v

48+80W	133.9	1.28	0.84	0.103	2.41	0.25
49+40W	Below Cutoff					
50+00W	223	1.37	0.94	N/A	N/A	N/A
Total	2243.4	1.31	0.98	0.118	2.22	0.28

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE - INFERRED MINERAL RESOURCE

1% Cu+Ni Cutoff Grade

Section	Tonnes (000's)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
35+67W	48.2	1	1	0.125	1.63	0.24
36+00W	94	0.99	0.78	0.107	1.11	0.25
36+27W	34.2	0.9	0.87	0.095	1.17	0.1
37+00W	86.7	0.9	0.64	0.077	1.18	0.18
38+00W	312.2	1.09	0.8	0.101	1.34	0.17
52+00W	248	0.72	0.39	0.05	0.99	0.18
52+50W	921.6	0.77	0.61	0.04	0.94	0.11
53+60W	2353.3	0.88	0.5	0.05	1.16	0.2
54+86W	2125.2	1.11	0.47	0.056	1.03	0.23
56+12W	4682.1	0.94	0.57	0.07	1.39	0.24
57+34W	8426.1	0.83	0.46	0.056	1.18	0.24
58+56W	7208.5	0.94	0.5	0.06	1.27	0.22
59+60W	707.8	1.05	0.78	0.092	1.95	0.2
60+00W	1617.8	0.69	0.48	0.059	0.98	0.15
61+00W	882.7	0.84	0.42	0.049	1.22	0.34
62+00W	6517.8	1.07	0.57	0.071	1.38	0.24
63+00W	1681.5	1.29	0.75	0.089	2.01	0.4
64+00W	2582.7	1.08	0.6	0.081	1.48	0.31
66+00W	3668.6	0.92	0.56	0.064	1.55	0.35
68+00W	2171.6	0.88	0.62	0.072	1.47	0.15
70+00W	1971	0.7	0.62	0.071	1.63	0.29
72+00W	1205.1	1.38	0.89	0.1	2.14	0.26
74+00W	3644.1	1.41	0.71	0.085	1.75	0.33
Total	**53190.7**	**0.98**	**0.56**	**0.067**	**1.39**	**0.25**

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

WEST ZONE - INFERRED MINERAL RESOURCE

1.5% Cu+Ni Cutoff Grade

Section	Tonnes (000's)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
35+67W	31.6	1.3	1.19	0.149	1.92	0.31
36+00W	94	0.99	0.78	0.107	1.11	0.25
36+27W	34.2	0.9	0.87	0.095	1.17	0.1
37+00W	86.7	0.9	0.64	0.077	1.18	0.18
38+00W	270.6	1.15	0.84	0.108	1.4	0.15
52+50W	466.5	1.09	0.72	0.046	1.21	0.16
53+60W	830.4	1.3	0.49	0.052	1.4	0.22
54+86W	886.5	1.54	0.48	0.06	1.18	0.29
56+12W	2504.9	1.14	0.72	0.089	1.76	0.31
57+34W	3229	1.21	0.76	0.089	1.89	0.37
58+56W	4611.4	1.1	0.63	0.076	1.64	0.26
59+60W	707.8	1.05	0.78	0.092	1.95	0.2
61+00W	477.5	0.92	0.6	0.068	1.77	0.41
62+00W	3839.9	1.29	0.68	0.079	1.7	0.28
63+00W	1489.6	1.35	0.8	0.094	2.17	0.44
64+00W	1471.2	1.35	0.77	0.097	1.92	0.45
66+00W	2084.6	1.13	0.71	0.085	1.97	0.4
68+00W	813.9	1.46	0.86	0.102	2.1	0.17
70+00W	619.5	0.71	0.85	0.092	2.4	0.43
72+00W	1205.1	1.38	0.89	0.1	2.14	0.26
74+00W	3278.6	1.47	0.72	0.086	1.93	0.35
Total	29033.5	1.23	0.71	0.084	1.79	0.32

2% Cu+Ni Cutoff Grade

35+67W	31.6	1.3	1.19	0.149	1.92	0.31
36+00W	9.2	1.63	0.49	0.074	0.89	0.2
36+27W	20.3	1	1.31	0.129	1.51	0.15
38+00W	146.2	1.37	1.1	0.136	1.71	0.14
52+50W	231.9	1.2	0.88	N/A	N/A	N/A

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

53+60W	143.4	2.55	0.64	0.07	1.71	0.42
54+86W	661.3	1.72	0.52	0.059	1.24	0.32
56+12W	815.1	1.52	0.81	0.096	2.02	0.32
57+34W	738.3	1.44	0.74	0.088	1.8	0.51
58+56W	2135.9	1.29	0.79	0.093	1.97	0.28
59+60W	342.3	1.19	0.84	0.103	2.39	0.2
62+00W	2787.9	1.42	0.73	0.083	1.83	0.31
63+00W	1194	1.35	0.9	0.103	2.36	0.48
64+00W	985.6	1.39	0.94	0.114	2.37	0.65
66+00W	956	1.49	0.75	0.084	2.08	0.79
68+00W	813.9	1.46	0.86	0.102	2.1	0.17
72+00W	1205.1	1.38	0.89	0.1	2.14	0.26
74+00W	2299	1.57	0.82	0.096	2.21	0.4
Total	**15517**	**1.44**	**0.8**	**0.093**	**2.02**	**0.38**

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

119 ZONE - INFERRED MINERAL RESOURCE

1.5% Cu+Ni Cutoff Grade

Section	Tonnes (000's)	Cu (%)	Ni (%)	Co (%)	Pd (g/t)	Pt (g/t)
76+00W	3198.2	1.41	0.77	0.092	2.11	0.37
78+00W	2099	1.22	0.64	0.07	1.77	0.33
80+00W	2271.1	1.32	0.73	0.091	2.08	0.28
Total	7568.3	1.33	0.72	0.086	2.01	0.33

2% Cu+Ni Cutoff Grade

76+00W	2077.5	1.6	0.81	0.094	2.29	0.41
78+00W	871.3	1.44	0.8	0.087	2.14	0.41
80+00W	1074.6	1.8	0.7	0.081	2.09	0.37
Total	4023.4	1.62	0.78	0.089	2.2	0.4

2.5% Cu+Ni Cutoff Grade

76+00W	911.1	1.73	0.9	0.105	2.49	0.44
78+00W	356.4	1.86	0.72	0.08	2.04	0.23
80+00W	747	2.23	0.61	0.072	2.01	0.57
Total	2014.5	1.94	0.76	0.088	2.28	0.45

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

x

EAST ZONE I - INFERRED MINERAL RESOURCE

1% Cu+Ni Cutoff Grade

Section	Tonnes (000's)	Cu (%)	Ni (%)	Co (%)	Total Precious Metals (PGE)
1+22E	111.6	0.8	0.48	N/A	0.27
0+00	211.6	0.89	0.87	N/A	1.41
1+22W	111.4	0.82	0.45	N/A	0.65
2+44W	370	1.36	0.72	N/A	1.23
3+66W	1029.2	1.16	1.01	N/A	1.42
4+00W	277.2	0.95	0.74	N/A	1.78
4+57W	57.6	0.53	0.54	N/A	0.58
4+88W	41.3	0.61	0.67	N/A	N/A
5+18W	198.9	0.85	0.33	N/A	0.79
6+10W	439.6	0.75	0.65	N/A	1.05
7+32W	384.7	0.54	0.51	N/A	0.86
8+53W	508.8	1.34	0.77	N/A	1.09
Total	3741.9	1.01	0.75	N/A	1.18

EAST ZONE I - INFERRED MINERAL RESOURCE

1.5% Cu+Ni Cutoff Grade

Section	Tonnes (000's)	Cu (%)	Ni (%)	Co (%)	Total Precious Metals (PGE)
0+00	211.6	0.89	0.87	N/A	1.41
2+44W	370	1.36	0.72	N/A	1.23
3+66W	1029.2	1.16	1.01	N/A	1.42
4+00W	277.2	0.95	0.74	N/A	1.78
8+53W	508.8	1.34	0.77	N/A	1.09
Total	2396.8	1.18	0.87	N/A	1.27

2% Cu+Ni Cutoff Grade

2+44W	370	1.36	0.72	N/A	1.23
3+66W	735	1.28	1.07	N/A	1.51

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

8+53W	202.8	1.95	0.74	N/A	1.17
Total	**1307.8**	**1.41**	**0.93**	**N/A**	**1.38**

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist

EAST ZONE II - INFERRED MINERAL RESOURCE

1% Cu+Ni Cutoff Grade

Section	Tonnes (000's)	Cu (%)	Ni (%)	Co (%)	Total Precious Metals (PGE)
13+41E	1133.9	1	0.85	N/A	1.13
14+63E	511.6	0.77	0.69	N/A	1.34
Total	1645.5	0.93	0.8	N/A	1.2

1.5% Cu+Ni Cutoff Grade

13+41E	664	1.33	1.07	N/A	N/A
14+63E	361.4	0.99	0.75	N/A	1.5
Total	1025.4	1.21	0.96	N/A	1.5

2% Cu+Ni Cutoff Grade

13+41E	664	1.33	1.07	N/A	N/A
Total	664	1.33	1.07	N/A	N/A

N.C. Carter, Ph.D. P.Eng.
Consulting Geologist